7/15

04024434

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orbis

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 22 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5025

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/20/04

ORBIS

GRUPA HOTELOWA

SAR - 2003

Annual Report

ORBIS S.A.

00-028 Warszawa, ul.Bracka 16

Contents:

Ladies and Gentlemen,

Acquisition of shares in a hotel company Hekon belonging to Accor was the highlight of the past year in our Company. Since 2003, Orbis S.A. has 65 hotels in its network and looks forward to a progressive expansion of the group over the forthcoming years. The share acquisition transaction is a vital phase in implementing the strategy of our Company, which since its debut at the stock exchange in 1997, has been focused at attainment and sustenance of the lading position on the Polish hotel market. As a result of acquiring these hotels from Accor, we have not only left our competitors far behind in terms of the number of hotels in our network, but we have also taken-over hotels which constituted the most important competitors of Orbis hotels. Considering the growing number of hotels in Poland, expansion of our chain to include the most developed network of economy hotels in the country ranks the Orbis Hotel Group first in terms of diversity and availability of hotel services in Poland.

The past year brought a steady acceleration of economic growth in Poland. At the same time, we have witnessed new openings throughout the year, whilst hotels which opened in the previous year have intensified their efforts at attracting customers. As regards foreign incoming traffic, the demand for hotel services has been restrained to a great extent mainly on account of military operation in Iraq and the SARS epidemics as well as the fight against terrorism waged on a global scale, which caused serious detours in tourist traffic.

Hence, the past year was a year of fierce competition amongst hoteliers, based not only on the quality of the product, but entailing rate cuts as well. Under these demanding circumstances, we have continued effective cost cutback efforts, above all by way of steady reduction of employment in the Company, as well as by trimming down other operating expenses. In brief, our efforts brought a growth of the operating profit by more than 100% and of the net profit by 43% at the end of the year 2003 despite a 5% decline in sales revenues. Another factor worthy of note is the high rate of exchange of the Euro against the Polish zloty which allowed a slight improvement in the Average Daily Rate per room as compared with the year 2002.

Apart from the acquisition of Accor's hotel company, the investment program focused on upgrading of selected hotels and developing IT systems in support of sales and management over the Company. Orbis S.A. withdraws from exposure in projects outside the scope of the hotel industry, therefore, we have disposed of our shares in the company PolCard S.A. and reinvested the proceeds from this sale into development of the hotel operations. We are progressively expanding the number of our hotels operating under Accor brands such as Sofitel, Novotel and Mercure, which in 2003 added up to 20 hotels in 12 cities in Poland.

We take care to reinforce shareholders' trust in the Company. Therefore, in 2003 we have once again paid out the dividend and allotted for this purpose an amount corresponding to that distributed by way of dividend in 2002. Acting pursuant to stock exchange regulations and for the benefit of a good image of the company, we have engaged in implementing the principles of corporate governance. We have adjusted the internal regulations binding in the Company to comply with the Code of Best Practice in Public Companies. The statement which we have published contains a detailed commentary to Best Practices which conforms with the state of facts in Orbis S.A.

With satisfaction we have accepted the "Bull and Bear" award granted to Orbis by the stock exchange bulletin "Parkiet" in the category of *company with the highest standard of corporate governance*. Having read the underlying grounds for the nomination which state that *Orbis is an example of a company that can efficiently resolve conflicts amongst shareholders to the benefit of all*, we have acknowledged that this award is a proof of public and investor confidence in corporate practices abided by in our Company.
The group of Company's shareholders includes Polish and foreign financial institutions and private investors, while shares in our company have been amongst stocks most willingly bought throughout the year. Interest in Orbis S.A. shares is an evidence of trust, for which I would like to sincerely thank all our Shareholders.

I would like to show sincere appreciation to the Employees for another year of their work in Orbis S.A. Your daily effort for the benefit of our Company is the most important contribution to the performance of Orbis S.A. today and the basis for our Company's success in the forthcoming years.

I would like to express my earnest gratitude to the Guests of our hotels, whose presence is the greatest appreciation of our work and the best proof that Orbis S.A. hotels are enjoyable and comfortable place for work, study and leisure. Hence, our present task is to ensure that our Guests visit us as often as possible.

Yours sincerely

Maciej Grelowski
President

ORBIS
GRUPA HOTELOWA

Opinion and report of auditor

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

ORBIS S.A.

WARSAW, UL. BRACKA 16

AUDITOR'S OPINION
WITH
REPORT ON THE AUDIT OF
FINANCIAL STATEMENTS
FOR THE 2003 FINANCIAL YEAR

TABLE OF CONTENTS

INDEPENDENT CERTIFIED AUDITOR'S OPINION

To the Shareholders, Supervisory Board and Management Board of ORBIS S.A.

I. We have audited the attached financial statements of ORBIS S.A. with registered office in Warsaw, ulica Bracka 16, including:

- introduction to the financial statements;
- balance sheet prepared as of 31 December 2003, with total assets and liabilities of PLN 1,777,529 thousand [PLN 1,777,529,022.30];
- profit and loss account for the period from 1 January 2003 to 31 December 2003, disclosing a net profit of PLN 44,466 thousand [PLN 44,466,125.52];
- statement of changes in equity for the period from 1 January 2003 to 31 December 2003, disclosing an increase in equity of PLN 24,211 thousand [PLN 24,211,809.23];
- cash flow statement for the period from 1 January 2003 to 31 December 2003, showing a net cash outflow of PLN 99,729 thousand [PLN 99,729,096.39];
- additional information and explanations.

Preparation of these financial statements is the responsibility of the Management Board of the Company. Our responsibility was to audit and express an opinion on the accuracy, correctness and clarity of these financial statements and the accuracy of the underlying accounting records.

II. Except for the issues described in item III and IV, our audit was planned and performed in accordance with:

- section 7 of the Accounting Act of 29 September 1994 (Dz.U. from 2002 No. 76, item 694);
- auditing standards issued by the National Board of Certified Auditors in Poland;

in such a way as to obtain reasonable basis for expressing an opinion as to whether the financial statements were free of material misstatement. Our audit included in particular examining - largely on a test basis - the accounting evidence and records supporting the amounts and disclosures in the financial statements, assessing the accounting principles (policy) applied, the estimates made by the Management Board, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

III. When restating the opening balance as a result of the amended Accounting Act coming into force as of 1 January 2002, the Company recognised under assets the rights to perpetual usufruct of land, previously stated off-balance sheet. As of 31 December 2003, the Company disclosed these rights at PLN 65,000,001.58, i.e. the value of lands assessed by authorities responsible for setting charges for perpetual usufruct.
Until the date of this opinion, no binding interpretation of the provisions of the amended Accounting Act has been issued in respect to measurement and recognition of rights to perpetual usufruct of land. In our opinion, these rights should be measured at fair value as at the recognition date.

IV. As described in item 1 f) of proceedings at courts or public administrative bodies in additional explanatory notes to the financial statements, on 23 December 2003, the Company received a statement of claim filed by Hotel Europejski in Warsaw Spółka Akcyjna ("HESA") for adjudicating from Orbis S.A. the remuneration for using real property of Hotel Europejski, located in Warsaw, ul. Krakowskie Przedmieście 13. In 2003, the Company created a provision for the aforementioned expenses in the total amount of PLN 4,250,764.00, which in the Management Board's opinion constitutes an equivalent of the market rent for this real property for the period after assigning the right to perpetual usufruct of land of the real property to HESA, i.e. from 1 September 2001 to 31 December 2003.
Final outcome of the court proceedings in progress cannot be predicted and thus, their impact on the ownership to the building of Hotel Europejski, the book value of which amounted to PLN 3,940,081.76 as of 31 December 2003. Consequently, we are not able to confirm the correctness of disclosing assets related to this real property in the Company's accounting records as well as the period for which the provision related to costs of using this real property was created.
Due to lack of comparable transactions and inability to refer to rent for other real property within similar characteristics and location, we are not able to confirm the value of created provisions.

V. Except for the impact of issues described in item III and IV, in our opinion, the audited financial statements of ORBIS S.A. for the 2003 financial year were prepared in all material respects:

- in form and content complying with the requirements of the Accounting Act of 29 September 1994 and the Articles of Association of the Company;
- in accordance with the accounting principles determined by the Accounting Act and the Company's accounting policy, applied consistently;
- based on properly kept accounting records;
- in accordance with requirements of the Council's of Ministers ordinance of 16 October 2001 on detailed conditions to be fulfilled by the prospectus and summary prospectus (Dz.U. No. 139, item 1568, with subsequent amendments), and in the Council's of Ministers ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities (Dz.U. No. 139, item 1569, with subsequent amendments);

and give a true and fair view of all the information essential for evaluating the economic and financial position of the audited Company as of 31 December 2003 and its financial result for the financial year from 1 January to 31 December 2003.

VI. Without further qualifications to the financial statements, we would like to point out that these are individual financial statements and should be used primarily for statutory purposes. These financial statements cannot constitute sole basis for the evaluation of the financial and economic position of the Company that is a holding company in the Capital Group. In addition to the individual financial statements, the Company also prepares the consolidated financial statements of the Capital Group in which it acts as the holding company.

The Management Report on the activities of the Company in the 2003 financial year is complete in the meaning of Article 49, clause 2 of the Accounting Act and consistent with the underlying information disclosed in the audited financial statements.

Grażyna Sikorska

Certified auditor
No. 9699

....
Represented by

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 10 March 2004

The above audit opinion together with audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

REPORT SUPPLEMENTING THE AUDITOR'S OPINION ON THE AUDIT OF THE FINANCIAL STATEMENTS OF ORBIS S.A. FOR THE 2003 FINANCIAL YEAR

I. GENERAL INFORMATION

1. Details of the audited Company

The Company operates under the name ORBIS S.A. The Company's registered office is located in Warsaw, ul. Bracka 16.

The Company operates as a joint stock company established on 17 December 1990 by virtue of a notarial deed of transformation of the state enterprise "Orbis" in a joint stock company, prepared by the notary public Paweł Błaszczak at the Notarial Office No. 18 in Warsaw (Repertory No. A 1882/1990).
The Company was entered into the Commercial Register kept by the District Court, XIX Business and Registry Department in Warsaw, section B under number 25134, based on decision of 9 January 1991. Currently, the Company is recorded in the Register of Entrepreneurs kept by the District Court, XX Business and Registry Department in Warsaw under number KRS 000022622.

The Company has the tax identification number NIP 526-025-04-69.
The REGON number assigned to the Company by the statistical office is 006239529.

The Company operates based on the provisions of the Code of Commercial Companies.

The scope of the Company's business activities in accordance with its Articles of Association includes:
- organisation and performance of domestic and foreign travel services;
- coordinating, arranging and managing congresses, conventions, symposia, conferences, exhibitions and other special events together with satellite events;
- hotel and catering services together with auxiliary services;
- agency in booking and sales of transportation documents of Polish and foreign carriers in local and foreign transport, as well as arranging transportation using all types of transport;
- transport services, including rental of vehicles and organising transport using own fleet;
- services related to repairs of vehicles;
- running foreign exchange desks;
- advertising and publishing services in Poland and abroad;
- foreign trade activities, in particular, related to the Company's business;
- sales of domestic and foreign goods and products;
- services and business activities related to training, investments and IT;
- banking services in line with authorisations obtained;
- organising and conducting money games and games of chance;
- insurance services under obtained concessions and permits;

- rental of usable space;
- managing external hotel premises using own management systems.

In the audited period, the Company included 54 hotel - branches and the Board Office, and its activities included, first of all, hotel and catering services as well as rental of usable space.

As of 31 December 2003, the share capital of the Company amounted to PLN 92,154,016.00 and was divided into 46,077,008 registered and bearer shares with face value of PLN 2.00 each. As of 31 December 2003, the Company's shareholders included:

– Accor S.A.	35.58% of shares;
– Deutche Bank AG	12.42% of shares;
– Commercial Union OFE BPH CU WBK	5.08% of shares;
– Globe Trade Center S.A.	5.00% of shares;
– J.P. Morgan Fleming Asset Management (UK) Limited	4.70% of shares;
– other shareholders	37.22% of shares.

No changes in the Company's share capital took place during the financial year.

The following changes in the Company's ownership structure took place during the financial year:

- 3 February 2003 — 1,000,000 shares acquired by Accor S.A.;
- 23 December 2003 — 999,900 shares acquired by Accor S.A.;
- 24 December 2003 — 1,875,000 shares acquired by Accor S.A. from the State Treasury.

No changes in the Company's share capital took place after the balance sheet date.

The Company's financial year is the calendar year.

The Company's related parties include:

- Accor S.A. – majority investor;
- Hekon-Hotele Ekonomiczne S.A. – 100% subsidiary;
- Wioska Turystyczna Wilkasy Sp. z o.o. – 100% subsidiary;
- PBP Orbis Sp. z o.o. – subsidiary, 70.41% in the share capital;
- Orbis Transport Sp. z o.o. – subsidiary, 84.44% in the share capital;
- Conbis Sp. z o.o. – subsidiary, 50% in the share capital;
- PH Majewicz Sp. z o.o. – associated company, 49.00%;
- Orbis Casino Sp. z o.o. – associated company, 33.33%;
- GLOBIS Poznań Sp. z o.o. – associated company, 25.00%;
- GLOBIS Wrocław Sp. z o.o. – associated company, 25.00%;
- Inter Bus Sp. z o.o. – subsidiary of PBP Orbis Sp. z o.o.;
- Orbis Polish Travel – subsidiary of PBP Orbis Sp. z o.o.;
- Capital Parking – subsidiary of Orbis Transport Sp. z o.o.;
- UAB Hekon – subsidiary of Hekon Hotele Ekonomiczne S.A.

The composition of the Management Board as at the opinion date was as follows:

- Maciej Olaf Grelowski	Chairman of the Management Board;
- Krzysztof Andrzej Gerula	Deputy Chairman of the Management Board;
- Andrzej Bobola Szułdrzyński	Deputy Chairman of the Management Board;
- Ireneusz Andrzej Węgłowski	Deputy Chairman of the Management Board;
- Yannick Yvon Rouvrais	member of the Board;
- Alain Billy	member of the Board.

During the audited period, the composition of the Company's Management Board changed as follows:

- Laurent Francois Picheral - recalled as a member of the Management Board as of 23 September 2003;
- Alain Billy - appointed as a member of the Management Board as of 5 August 2003.

2. Information about the financial statements for the previous year

The activities of the Company in 2002 resulted in a net profit of PLN 31,056,963.89. The Company's financial statements for the 2002 financial year were audited by a certified auditor. The audit was performed by authorised entity Deloitte & Touche Audit Services Sp. z o.o. On 12 March 2003, the certified auditor issued on these financial statements the opinion with a qualification regarding the limitation of the audit scope in respect to the rights to perpetual usufruct of land recognized under assets as of 1 January 2002, disclosed in the amount of PLN 67,011,791.01 as of 31 December 2002, i.e. in the value of land assessed by authorities responsible for setting charges for perpetual usufruct. In the auditor's opinion, these rights should be measured at fair value as at the recognition date.

The General Meeting of Shareholders which approved the financial statements for the 2002 financial year was held on 26 June 2003. The General Meeting of Shareholders decided on the following distribution of the net profit for 2002:

- transfer to the supplementary capital PLN 14,739.7 thousand;
- dividends for shareholders PLN 15,666.2 thousand;
- transfer to reserve capital PLN 651.1 thousand.

The financial statements for the 2002 financial year were submitted in accordance with the law to the National Court Register on 1 July 2003 and published in Monitor Polski B No. 549 of 21 October 2003.

3. Details of the entity authorised to audit the financial statements and the certified auditor acting on its behalf

The audit of the financial statements was performed based on an agreement of 30 June 2003 concluded between ORBIS S.A. and Deloitte & Touche Audit Services Sp. z o.o. located in Warsaw, ul. Fredry 6, registered under the number 73 on the list of entities authorised to audit financial statements, kept by the National Chamber of Certified Auditors. On behalf of the certified auditor, the audit was conducted under the supervision of the certified auditor Grażyna Sikorska (No. 9699) at the Company's premises between 9 and 24 February 2004.

The entity authorised to perform the audit was selected by the resolution of the Supervisory Board of 24 March 2003, based on the authorisation included in Article 20.2.8 of the Company's Articles of Association.

Deloitte & Touche Audit Services Sp. z o.o. and the certified auditor Grażyna Sikorska confirm that they are authorised to carry out audits and meet the requirements of Article 66 clauses 2 and 3 of the Accounting Act to express an unbiased and independent opinion on the financial statements of ORBIS S.A.

4. Availability of data and representations of the Company's management

The scope of our audit was limited in respect to:

- determining fair value of rights to perpetual usufruct of land recognised under assets as of 1 January 2002, since the Company did not perform the valuation of rights to perpetual usufruct;
- value and the period covered by the provision for the cost of rent for using real property of Hotel Europejski due to lack of comparable transactions and inability to refer to rent for other real estate property with similar characteristics and location as well as uncertainty as to the final outcome of court proceedings;
- value of the building of Hotel Europejski, due to inability to predict the final outcome of court proceedings.

Except for the issues described above, during the audit, all necessary documents and data as well as detailed information and explanations were provided to the authorised entity and the certified auditor, as confirmed in a written representation of the Management Board of the Company of 10 March 2004.

5. Economic and financial situation of the Company

Presented below are the main items from the profit and loss account as well as financial ratios describing the financial result of the Company and its economic and financial situation compared with the previous years.

Main items from the profit and loss account (in PLN '000)	2003	2002	2001
Sales revenues	575,117	608,155	681,496
Operating expenses	518,376	576,416	631,274
Other operating revenues	10,088	19,867	28,510
Other operating expenses	19,187	28,673	30,663
Financial revenues	28,939	26,477	29,958
Financial expenses	12,539	5,096	5,200
Extraordinary gains	5	122	167
Income tax	19,581	13,379	21,351
Net profit	44,466	31,057	51,643

Profitability ratios	2003	2002	2001
• gross profit margin	9.9%	5.2%	7.4%
• net profit margin	7.7%	5.1%	7.6%
• net return on equity	3.7%	2.7%	4.4%
Effectiveness ratios			
• total assets turnover ratio	0.32	0.44	0.49
• receivables turnover in days	12	12	11
• liabilities turnover in days	18	17	22
• inventory turnover in days	8	8	9
Liquidity/Net working capital			
• debt ratio	27.8%	8.5%	7.7%
• equity to fixed assets ratio	67%	85%	85%
• net working capital (in PLN '000)	-82,671	129,372	53,648
• current ratio	0.54	2.90	1.59
• quick ratio	0.48	2.73	1.44

The analysis of the above figures and ratios identified the following trends occurring in 2003:

- profit margin and net return on equity increased;
- total assets turnover decreased;
- receivables, liabilities and inventory turnover cycles remained on the same level;
- debt ratio significantly increased and liquidity ratios slightly deteriorated.

II. DETAILED INFORMATION

1. Evaluation of the accounting system and internal control

The accounting system

The Company has valid documentation describing the accounting principles (policy) applied, including in particular: definition of the financial year and reporting periods thereof, methods of measuring assets and liabilities and determining the financial result, method of keeping the accounting records and the system of data and file protection. The documentation of the accounting policy was developed in line with the Accounting Act and approved for use as of 1 January 2002by the resolution No. 14 of the Management Board of 28 May 2002.

Accounting principles approved by the Company comply with the Accounting Act and were applied consistently.

The Company uses the computerised accounting system Pro Finn and auxiliary systems: reception desk software - REHOT, FIDELIO, LENMARK, catering software - GAH, MICROS, FT Gast. MICROS, GAH and FT Gast support daily and periodic settlement of sales of catering units. These systems are connected to VAT cash registers. FIDELIO, REHOT and Lenmark systems support reception activities, i.e. bookings, guest cards, management of additional services (catering, telecommunications, laundry), interfaces to other systems: PAY TV, catering, telephone switchboard, electronic locks, foreign exchange desk, hotel cash desk, invoicing and reporting. The Pro Finn system is password protected against unauthorised use and has functional access controls. The description of the IT system complies with requirements of Article 10 clause 3 letter c) of the Accounting Act.

The opening balance arises from the approved financial statements for the previous financial year and was correctly introduced into the accounting records of the current period. In 2003, the Company recognised in the accounting records the fundamental error related to adjusting the value of fixed assets by interest and exchange differences on the investment credit used for financing modernisation of fixed assets. This adjustment was described in explanatory notes to the financial statements.

In the audited sample, the documentation of business transactions, the accounting records and the relationships between the accounting entries and vouchers and financial statements comply with the requirements determined by section 2 of the Accounting Act.

The accounting records and vouchers, the documentation of the accounting system and the approved financial statements of the Company are stored in compliance with section 8 of the Accounting Act.

The Company performed the physical count of assets and liabilities with the scope, timing, and frequency prescribed by the Accounting Act. The identified differences were recorded and settled in the accounting records for the audited period.

Internal control

The Management Board of the Company is responsible for establishing and maintaining an internal control system. To fulfil this obligation, the Board must evaluate the potential costs and benefits of establishing and implementing specific internal control methods and procedures.

In planning the audit of the financial statements of ORBIS S.A. for the year ended 31 December 2003, we considered the Company's internal control system in order to determine our audit procedures.

During our audit we did not detect anything which could suggest that the internal control system did not work correctly.

2. Information about the audited financial statements

The audited financial statements were prepared as of 31 December 2003 and include:

- introduction to the financial statements;
- balance sheet prepared as of 31 December 2003, with total assets and liabilities of PLN 1,777,529 thousand [PLN 1,777,529,022.30];
- profit and loss account for the period from 1 January 2003 to 31 December 2003, disclosing a net profit of PLN 44,466 thousand [PLN 44,466,125.52];
- statement of changes in equity for the period from 1 January 2003 to 31 December 2003, disclosing an increase in equity of PLN 24,211 thousand [PLN 24,211,809.23];
- cash flow statement for the period from 1 January 2003 to 31 December 2003, showing a net cash outflow of PLN 99,729 thousand [PLN 99,729,096.39];
- additional information and explanations.

The structure of assets and liabilities as well as items affecting the financial result was correctly presented in the financial statements.

3. Information about selected items of the financial statements

Inventory structure
The structure of inventory was correctly presented in the respective explanatory note.

Structure of receivables
The ageing analysis of receivables was correctly disclosed in the respective explanatory note. The audited sample did not include expired or redeemed receivables.

Structure of liabilities

The ageing analysis and liabilities by type were correctly presented in the respective explanatory note. The audited sample did not include expired or redeemed liabilities.

Prepayments, accruals and provisions for liabilities

The structure of these items was correctly presented in respective explanatory notes.
Expenses and revenues recognised over time were correctly classified in respect of the audited financial period.
Provisions for liabilities were determined at reliably estimated amounts.
The items are complete and correct in all material respects when related to the financial statements taken as a whole.

Justification of the opinion issued

When restating the opening balance sheet as a result of the amended Accounting Act coming into force as of 1 January 2002, the Company recognised under assets the rights to perpetual usufruct of land, previously stated off-balance sheet. As of 31 December 2003, the Company disclosed these rights at PLN 65,000,001.58, i.e. the value of lands assessed by authorities responsible for setting charges for perpetual usufruct.
Until the date of our opinion, no binding interpretation of provisions of the amended Accounting Act has been issued in respect to measurement and recognition of rights to perpetual usufruct of land. In our opinion, these right should be measured at fair value as at the recognition date.

On 23 December 2003, the Company received a statement of claim filed by Hotel Europejski in Warsaw Spółka Akcyjna ("HESA") for adjudicating from Orbis S.A. the remuneration for using real property of Hotel Europejski, located in Warsaw, ul. Krakowskie Przedmieście 13. In 2003, the Company created a provision for the aforementioned expenses in the total amount of PLN 4,250,764.00, which in the Management Board's opinion constitutes an equivalent of the market rent for this real property for the period after assigning the right to perpetual usufruct of land to HESA, i.e. from 1 September 2001 to 31 December 2003.
Final outcome of the court proceedings in progress cannot be predicted and thus, their impact on the ownership to the building of Hotel Europejski, the book value of which amounted to PLN 3,940,081.76 as of 31 December 2003. Consequently, we are not able to confirm the correctness of disclosing assets related to this real property in the Company's accounting records as well as the period for which the provision related to costs of using this real property was created.
Due to lack of comparable transactions and inability to refer to rent for other building within similar characteristics and location, we are not able to confirm the value of created provisions.

4. Completeness and correctness of drawing up the introduction to the financial statements, additional information and explanations and the report on the activities of the Company

Introduction to the financial statements includes all information required under Attachment 1 to the Accounting Act. The Company confirmed the validity of the going concern principle followed in preparing the financial statements. The introduction gives a correct and complete description of valuation principles regarding assets and liabilities, principles of measuring the financial result and preparing the financial statements.

The Company prepared the additional information and explanations consisting of tabular notes to individual balance sheet and profit and loss account items as well as narrative descriptions.

Explanatory notes describing tangible assets, intangible assets, investments, liabilities and provisions correctly presented increases and decreases as well as their basis during the financial year. Limitations imposed on individual assets disclosed in the balance sheet arising from security granted to creditors were described.

The additional information and explanations give a correct and complete description of the reporting items and clearly present other information required under Attachment 1 to the Accounting Act.

The financial statements are supplemented with the Management Board's Report on the activities of the Company in the 2003 financial year. The Report contains all information required under Article 49 of the Accounting Act. We have audited the Report with regard to the disclosed information derived directly from the audited financial statements.

5. Final information and findings

Management Board's Representations

The certified auditor received a representation letter from the Management Board of the Company in which the Board stated that the Company complied with the laws in force.

Grażyna Sikorska

Certified auditor
No. 9699

....
Represented by

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 10 March 2004

ORBIS
GRUPA HOTELOWA

Introduction

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Introduction

1. Basic information about the Company

The attached financial statements contain the financial figures of the company Orbis S.A. having its registered address in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 55.11. On the regulated market, the Company's operations are classified as miscellaneous services.

The scope of the Company's business operations includes, among others:

- provision of hotel lodging and food&beverage services as well as provision of ancillary services,
- management of foreign hotels within the framework of management systems in place,
- organization and servicing of domestic and international tourism,
- provision of transport services, including lease of transport vehicles,
- organization and running of gambling games and lotteries,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- provision of services and conducting business operations in the area of training, investment and information technology .

2. Format of the financial statements

The attached financial statements present financial figures contained in the balance sheet as of December 31, 2003, in comparison with the respective figures as of December 31, 2002, the profit and loss account, changes in the Company's equity, the cash flow statements as well as additional notes to the above mentioned financial statements relating to the year 2003 comparative to the corresponding figures for the year 2002.

3. Members of the Orbis S.A. Management Board (serving during the 5th tenure of the Board):

1/ Maciej Grelowski	- President of the Management Board
2/ Krzysztof Gerula	- Vice-President of the Management Board
3/ Andrzej Szułdrzyński	- Vice-President of the Management Board
4/ Ireneusz Węgłowski	- Vice-President of the Management Board
5/ Yannick Rouvrais	- Member of the Management Board
6/ Allain Billys	- Member of the Management Board

Members of the Orbis S.A. Supervisory Board (serving during the 5th tenure of the Board):

Jean-Philippe Savoye – Chairman,
Eli Elroy, Wanda Dutkowska, Andrzej Saja, Janusz Rożdżyński, Sabina Czepielinda, Wojciech Ciesielski, Michael Harvey, Claude Moscheni (from December 17, 2003), Christopher Voutsinas (from December 17, 2003).

4. The current financial statements as well as the comparative financial figures covering the past periods contain cumulative figures of all the organizational units of the Company Orbis S.A. which keep separate

At the end of the reporting period, the organizational structure of the Company comprises 55 units keeping separate accounting books: the Management Board's Office and 54 Hotel Branches.

4.1 Orbis S.A. leads the Orbis Group consisting of five subsidiary companies and four directly affiliated companies as well as four subsidiaries thereof and. The Company consolidates its financial statements.

4.2 In the course of the current reporting period and in the comparable period no merger with other companies was made.

4.3 The financial statements have been prepared on the assumption that the Company would further continue its business operations. As of the date of these financial statements no circumstances exist that would indicate a threat for the continuation of Company's activities in the foreseeable future.

4.4 The financial statements for the past periods have not been adjusted to ensure the comparability of figures as compared with the figures published in the semi-annual report for 2003.

4.5 An adjustment stemming from a reservation made by the company licensed to audit the financial statements was made in the comparative financial figures. In the figures for the year 2002, the amount of 978 thousand relating to settlement of the currency option and formerly disclosed as outlays for work in progress was now posted to deduction of the past year's profit at the beginning of 2002 in order to ensure comparability of these figures. This adjustment was already mentioned in the semi-annual report for 2003.

5. ACCOUNTING PRINCIPLES

5.1 Basis for preparation of the financial statements

The financial statements of Orbis S.A. have been prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

5.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less cumulative depreciation write-offs calculated according to the rates reflecting their usable life and less write-offs for a permanent loss in value.

5.3 Tangible fixed assets

Fixed assets are valued at acquisition cost or cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar fixed asset.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is appraised at the acquisition cost or manufacture price, taking into account the cost of servicing liabilities taken for the purposes of financing work in progress and related exchange rate differences minus revenues derived there from. In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the set sale price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported ay acquisition price.

Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

5.4 Depreciation

The rate of depreciation reflecting the usable life of a given asset is determined as at the date of acquisition of an intangible fixed asset or a fixed asset.

The period of economic life of a fixed asset serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs and the final write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

5.5 Long-term investments

Long-term investments comprise assets acquired by the Company for the purposes of deriving economic benefit, among others real property, long-term financial assets (shares and interest in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of carrying out and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by independent expert, except for works of art, the value of which is specified in specialist catalogues.

Titles to perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land.

5.6 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

5.7 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for the calculation of an initial fee for the use of this land.

5.8 Derivatives

Derivatives are reported when the Company becomes a party to a binding contract.

As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are regarded as financial assets while derivatives with negative fair value are treated as financial liabilities.

Profit or loss on derivatives is reported in financial revenues or costs, accordingly and, in the cash flow statement as a flow from operating activities.

5.8.1 Reporting hedging derivatives

Profits and losses derived from a change in the fair value resulting from the valuation of an instrument protecting the fair value are reported, as at the balance sheet date, as costs or financial income in the profit and loss account in the period in which they were incurred. At the same time, profit or loss from a hedged item, which could be attributed to protected risk, adjust the balance sheet value of the protected item and are immediately reported in the profit and loss account as income or financial costs.

Profits and losses derived from a change in the fair value of an instrument hedging the cash flows are disclosed under a separate item of equity (revaluation reserve) to such a degree to which the given instrument represents an effective hedging for a related position that is being hedged. The ineffective degree is accounted for in the profit and loss account under „income" or "financial costs" item. Profits and losses from the hedging instrument are reported in the profit and loss account when the hedged item of assets and liabilities affects the profit and loss account.

5.8.2 Derivative Instruments Incorporated in Agreements

Derivatives incorporated in agreements are conditions following from an executed agreement as a result of which a part or the entire cash flows derived from the agreement changes in a manner similar to that that would have been caused by derivatives used independently of an agreement. They form part of the so-called basic agreements. Derivative instruments incorporated in lease contracts made in a currency typical for such transactions (US$) are not recognized.

5.9 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as of the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate quoted on the given day by the Company's bank, i.e. Bank Handlowy, which cannot be higher than that average rate announced by the National Bank of Poland for the given day, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the Company's bank, i.e. Bank Handlowy for a given day, which cannot be higher than that average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Furthermore, the Company makes general revaluation write-offs for amounts due from debtors that have been:

- overdue for 6 to 9 months – up to 50% of the amount due,
- overdue for 9 to 12 months – up to 80% of the amount due,
- overdue for over 12 months – up to 100% of the amount due.

5.10 Stocks

Tangible current assets are appraised according to the mean weighted acquisition price at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted mean acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence, the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net sale price, whichever is lower.
If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

5.11 Cash and cash equivalents

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Company's transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

5.12 Deferred costs and prepayments

As at the balance day, deferred costs are reported according to their initial value less write-offs that had been posted to costs by the balance sheet day. Deferred income is reported, as at the balance sheet day, at its initial value less write-offs, made prior to the balance sheet day, representing the liquidation of deferred income item corresponding to revenues or capital.

Deferred income is reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash and cash equivalents received to finance the acquisition or manufacturing of fixed assets, equivalent of work in progress acquired gratuitously, fixed assets and intangibles and a negative goodwill.

Deferred costs are accounted according to the value of contingent liabilities relating to the given reporting period, resulting in particular from services provided by business partners.

5.13 Deferred income tax

The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence.

The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, resulting from executed contracts,
- accrued unrealized negative foreign exchange differences,
- setting up provisions for anticipated liabilities and losses and accrued expenses, which are certain to induce a tax cost at the time of their disbursement,
- made assets revaluation write-offs that will reduce the taxation base in the future.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that will bring about an increase in the taxation base in the future.

The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on revenues and costs posted directly to equity is also posted to equity.

5.14 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The initial capital of Orbis S.A. is reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as the its value reaches at least 1/3 of the initial capital.

Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Assembly of Shareholders.

Revaluation reserve is set up as at the day of:

- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in-kind;
- reporting of the amount of the deferred income tax settled with the revaluation reserve;

Additionally, the revaluation reserve is created (or increased) as a result of the posting the effects of financial instruments.

Other reserves are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to Orbis S.A. by virtue of decisions of the local administrative authorities and entered for the first time in the balance sheet as assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land. The value of the reserves may not be reclassified as supplementary capital, except when the titles to the perpetual usufruct of land are sold.

5.15 Provisions

Provisions are set up for contingent liabilities that are certain or highly likely and the amount of which can be reliably assessed.

Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:

- provisions for current and deferred income tax;
- provisions for liabilities, particularly losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, results of pending court proceedings as well as for liabilities under retirement benefits and similar allowances ;
- restructuring provisions.

Provisions are created in justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

5.16 Income, expenses and the principles of determining the income

In Orbis S.A., the net income is an outcome of:

a) operating income:
- income (loss) from basic operating activities,
- income (loss) from other operating activities,

b) income from financial operations,

c) extraordinary items,

d) obligatory charges on income in the form of the income tax paid by Orbis S.A. and equivalent payments due by virtue of separate regulations, broken down into:
- current income tax resulting from the taxation base;
- deferred income tax representing a change of the balance of assets and reserves for the deferred income tax.

The income on the basic operating activities constitutes a difference between income and expenses generated and incurred in relation to the basic operating activities of Orbis S.A. Sales of services are valued according to services rendered.

Result on other operating activities constitutes a difference between income and expenses directly relating to operating activities of the company. In Orbis S.A. other operating income and expenses embrace the following:
- income and expenses being a result of ongoing events that took place in the course of the reporting period,
- income and expenses being a result of alterations in estimates made at the valuation of assets and liabilities other than financial liabilities,
- income derived from profits generated in the preceding years being posted forward.

The income on financial operations constitutes a difference between financial income and financial expenses comprising the following groups:
- income from interest, dividends and other benefits from financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade and other receivables other than those treated as financial assets and costs of interest on trade liabilities and other liabilities not posted to financial liabilities,
- income and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- expenses of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value and the their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial assets and costs of sale of financial assets,
- expenses of current transactions connected with financial operations.

The income on extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations, in particular it applies to catastrophes, fires, floods and other misfortunes. The income on extraordinary operations includes profits or losses generated in the current period that occurred as a result of misfortune, loss incurred in relation to the setting up of a provision for misfortune or the change of its amount, profits from the dissolution of such a provision or the change of its amount.

The result on extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations. It applies in particular to disasters, fire, floods and other Acts of God. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of Acts of God.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax return for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years. According to the Polish regulations, the Company calculates the income tax liabilities for the year 2003 at 27% of its taxable income.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result of that period.

6. International Accounting Standards

In order to comply with the disclosure obligations imposed upon by the Regulation of the Council of Ministers dated October 10, 2001, concerning detailed conditions to be fulfilled by an issue prospectus and a condensed issue prospectus, the Management Board is obligated to present, in accordance with the guidelines published by the Polish Securities and Exchanges' Commission, the areas in which the principles of accounting adopted by a Company and the figures disclosed in its financial statements differ from statements that would have been prepared in accordance with the International Accounting Standards (IAS).

Since Orbis S.A. does not prepare its financial statements in accordance with the IAS, the areas of the most essential divergences from the IAS which affect the value of assets and liabilities in relation to the result achieved during the current period or other items relating to the Company's equity have been described below.

In order to prepare the financial statements in accordance with the International Accounting Standards, Orbis S.A. must present comparative figures complying with the IAS. The opening balance may significantly affect the presentation of results pertaining to the reporting period in question and the value of the Company's equity.

It is worthy of note that financial statements are deemed compliant with the IAS only if they meet all the requirements of the IAS with no exceptions to the rule. At the same time, IAS are not intended to be applied to negligible factors.

a) Effects of hyperinflation

Up till the end of 1996, the Polish economy fulfilled the criteria of a hyperinflationary environment. During that period, an official restatement of fixed assets' value was conducted several times, the last revaluation being performed as of January 1, 1995, in accordance with indices announced by the Main Statistical Office [GUS] for individual categories of fixed assets.

According to the International Accounting Standard No 29: "Financial Reporting in Hyper-Inflationary Economies" (IAS 29), the value of assets and liabilities should be presented at the end of the hyperinflationary reporting period in current prices as at the balance date which at the same time should constitute the unit of valuation of assets and liabilities during subsequent reporting periods. According to IAS 29, restatements of amounts should be calculated on the basis of general price growth indices and restatements of the value of fixed assets should be performed during the last hyperinflationary reporting period, i.e. as at December 31, 1996.

In all the other essential aspects, the financial statements are prepared according to the historic cost principle.

b) Perpetual usufruct (free-hold) of land

The Company discloses the title to perpetual free-hold of land at acquisition price, which may not reflect the actual market value of the land. If the right to perpetual free-hold is acquired gratuitously by the Company, the purchase price is established on the basis of a decision issued by territorial administration authorities which serves as the basis for calculating fees for perpetual free-hold of land.. According to the IAS, such titles should be recorded at acquisition cost, however, an alternative method allows for their accounting at the actual market value.

7. In respect of the reporting period covered by the financial statements and the comparative financial figures, the following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1/ Balance sheet figures - the average rate of exchange quoted by the NBP:
- on December 31, 2002, i.e. 1 € = 4.0202 PLN,
- on December 31, 2003, i.e. 1 € = 4.7170 PLN,

2/ Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e.:
- from January 1, 2002, until December 31, 2002, 1 € = 3.8697 PLN,
- from January 1, 2003, until December 31, 2003, 1 € = 4.4474 PLN.

Year 2002	Rate of exchange of the Euro on the last day of the month	**Year 2003**	Rate of exchange of the Euro on the last day of the month
31.01. 2002	3.5929	31.01. 2003	4.1286
28.02. 2002	3.6410	28.02. 2003	4.2083
29.03. 2002	3.6036	31.03. 2003	4.4052
30.04. 2002	3.5910	30.04. 2003	4.2755
31.05. 2002	3.7782	31.05. 2003	4.3915
28.06. 2002	4.0091	30.06. 2003	4.4570
31.07. 2002	4.0810	31.07. 2003	4.3879

31.08. 2002	4.0809	31.08. 2003	4.3588
30.09. 2002	4.0782	30.09. 2003	4.6435
31.10. 2002	3.9793	31.10. 2003	4.6826
30.11. 2002	3.9809	30.11. 2003	4.7127
31.12. 2002	4.0202	31.12. 2003	4.7170
Arithmetic mean	**3.8697**	**Arithmetic mean**	**4.4474**

ORBIS
GRUPA HOTELOWA

Financial statements

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Annual Report SA-R 2003

(In accordance with § 57 section 1 item 2 of the Ordinance of the Council of Ministers dated October 16, 2001 - Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

(for issuers of securities with the business profile of production, construction, trade or services)

For the current-year, period from	**1.01.2003**	to	**31.12.2003**
and for the prior -year, period from	1.01.2002	to	31.12.2002
Date submitted	30.03.2003r		

ORBIS Spółka Akcyjna.
(full name of company)

ORBIS S.A. (brief name of company)	**12** (sector in accordance with WSE classification)
00 028 (postcode)	**Warszawa** (city)
Bracka (street)	**16** (number)
829 38 30 (phone, facsimile)	sekrde@orbis.pl (e-mail)
526-025-04--69 ; 006239529 (VAT no., REGON)	**orbis.pl** (www)

Deloitte&Touche Audit Services Sp. z o.o.
(chartered auditors

Annual Report SA-R 2003 comprises :

President's Letter to Shareholders

- ☑ Opinion and Report of chartered auditors on the audit of semi-annual financial statements
- ☑ Annual financial statements
  - ☑ Introduction
  - ☑ Balance Sheet
  - ☑ Profit and Loss Account
  - ☑ Statement of Shareholders' Equity
  - ☑ Cash Flow Statement
  - ☑ Additional information and notes
- ☑ Board of Director's Report on the Company's operations

FINANCIAL HIGHLIGHTS	in thousands of PLN		in thousands of EURO	
	12 months ended Dec 31, 2003	12 months ended Dec 31, 2002	12 months ended Dec 31, 2003	12 months ended Dec 31, 2002
I. Net sales revenues	575 117	608 155	129 315	157 158
II. Operating profit (loss)	47 642	22 933	10 712	5 926
III. Profit (loss) before taxation	64 047	44 436	14 401	11 483
IV. Net profit (loss)	44 466	31 057	9 998	8 026
V. Net cash flows from operating activities	86 516	71 851	19 453	17 872
VI. Net cash flows from investing activities	- 338 163	- 5 631	- 76 036	- 1 401
VII. Net cash flows from financing activities	151 918	- 12 002	34 159	- 2 985
VIII. Total net cash flows	- 99 729	54 218	- 22 424	13 486
IX.. Total assets	1 777 529	1 377 402	376 835	342 620
X. Liabilities and reserves for liabilities	582 922	207 006	123 579	51 491
XI. Long-term liabilities	314 759	48 928	66 729	12 171
XII. Short-term liabilities	179 064	68 242	37 961	16 975
XIII. Shareholders' equity	1 194 607	1 170 396	253 256	291 129
XIV. Share capital	92 154	92 154	19 537	22 923
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	0,97	0,67	0,22	0,29
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	25,93	25,40	5,50	6,34
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	0,34	0,40	0,07	0,10

BALANCE SHEET

Balance as at	Note	Dec 31, 2003	Dec. 31, 2002
ASSETS			
I. Fixed assets		**1 681 494**	1 179 788
1. Intangible assets, of which:	**1**	**5 006**	5 236
- goodwill		**0**	456
2. Tangible fixed assets	**2**	**1 191 202**	1 122 543
3. *Long-term receivables*	**3,8**	**727**	1 008
3.1. From affiliated companies		**727**	970
3.2. From other companies		**0**	38
4. Long-term investments	**4**	**472 571**	35 207
4.1. Real estste		**0**	3 879
4.2. Intangible assets		**0**	0
4.3. Long-term financial assets		**472 004**	30 933
a) in affiliated companies		**470 698**	29 345
- shares in subsidiary and associated companies valued under the equity method		**0**	0
b) in other companies		**1 306**	1 588
4.4. Other long-term investments		**567**	395
5. Long-term deferred assets	**5**	**11 988**	15 794
5.1. Deferred income tax		**11 988**	15 794
5.2. Other deferred assets		**0**	0
II. Current assets		**96 035**	197 614
1. Inventories	**6**	**10 112**	11 317
2. Current receivables	**7,8**	**35 383**	37 274
2.1. From affiliated companies		**2 601**	3 822
2.2. From other companies		**32 782**	33 452
3. Short-term investments		**47 553**	145 575
3.1. Short-term financial assets	**9**	**30 287**	130 316
a) in affiliated companies		**0**	0
b) in other companies		**0**	300
c) cash and cash equivalents		**30 287**	130 016
3.2. Other short-term investments*		**17 266**	15 259
4. Short-term deferred assets	**10**	**2 987**	3 448
Total Assets		**1 777 529**	1 377 402
SHAREHOLDERS' EQUITY AND LIABILITIES			
I. Shareholders' Equity		**1 194 607**	1 170 396
1. Share capital	**12**	**92 154**	92 154
2. Not paid-up share capital (negative value)		**0**	0
3. Own shares in treasury (negative value)	**13**	**0**	0
4. Reserve capital	**14**	**728 270**	708 078
5. Revaluation capital	**15**	**268 100**	269 862
6. Other reserve capitals	**16**	**65 000**	0
7. Prior years' profit (loss)**		**-3 383**	69 245
8. Net profit (loss)		**44 466**	31 057
9. Net profit write-offs during the financial year (negative value)	**17**	**0**	0
II. Liabilities and reserves for liabilities		**582 922**	207 006
1. Reserves for liabilities	**18**	**75 939**	75 407
1.1. Reserve for deferred income tax		**14 017**	15 996
1.2. Provisions for pensions and similar benefits		**37 120**	40 058
a) long-term provisions		**31 262**	35 046
b) short-term provisions		**5 858**	5 012
1.3. Other provisions		**24 802**	19 353
a) long-term provisions		**20 280**	19 090
b) short-term provisions		**4 522**	263
2. Long-term liabilities	**19**	**314 759**	48 928
2.1. To affiliated companies		**0**	0
2.2. To other companies		**314 759**	48 928
3. Current liabilities	**20**	**179 064**	68 242
3.1. To subsidiary and associated companies		**110 989**	742
3.2. To other companies		**60 648**	59 310
3.3. Special funds		**7 427**	8 190
4. Accrued liabilities	**21**	**13 160**	14 429
4.1. Negative goodwill		**0**	0
4.2. Accrued expenses and deferred income		**13 160**	14 429
a) long-term accruals		**144**	200
b) short-term accruals		**13 016**	14 229
Total Shareholders' Equity and Liabilities		**1 777 529**	1 377 402

Book value		**1 194 607**	1 170 396
Number of shares		**46 077 008**	46 077 008
Book value per share (in PLN) - basic	**22**	**25,93**	25,40
Diluted number of shares			
Book value per share (in PLN) - diluted	**22**		

OFF-BALANCE-SHEET ITEMS

Balance as at	**Note**	**Dec 31, 2003**	Dec. 31, 2002
1. Contingent receivables	**23**	**0**	0
1.1. From affiliated companies (due to)		**0**	0
- guarantees received		**0**	0
-			
1.2. From other companies (due to)		**0**	0
- guarantees received		**0**	0
-			
2. Contingent liabilities	**23**	**4 438**	4 993
2.1. To affiliated companies (due to)		**4 438**	4 993
- guarantees extended		**4 438**	4 993
-			
2.2. To other companies (due to)		**0**	0
- guarantees extended		**0**	0
-			
3. Other (due to)		**0**	0
-			
Total off-balance-sheet items		**4 438**	4 993

PROFIT AND LOSS ACCOUNT

	Note	Dec 31, 2003	Dec. 31, 2002
I. Net sales revenues		**575 117**	608 155
- of which sales to affiliated companies		**33 260**	51 049
1. Net sales of products	**24**	**570 228**	602 723
2. Net sales of merchandise and raw materials	**25**	**4 889**	5 432
II. Cost of products, merchandise and raw materials sold		**398 590**	451 646
- of which sold to affiliated companies		**19 367**	20 973
1. Cost of products sold	**26**	**397 144**	449 940
2. Cost of merchandise and raw materials sold		**1 446**	1 706
III. Gross profit (loss) on sales (I-II)		**176 527**	156 509
IV. Distrubution expenses	**26**	**38 728**	40 076
V. General administrative expenses	**26**	**81 058**	84 694
VI. Profit (loss) on sales (III-IV-V)		**56 741**	31 739
VII. Other operating income		**10 088**	19 867
1. Gain on disposal of non-financial fixed assets		**474**	986
2. Subsidies		**23**	23
3. Other operating income*	**27**	**9 591**	18 858
VIII. Other operating expenses		**19 187**	28 673
1. Loss on disposal of non-financial fixed assets		**0**	0
2. Reveluation of non-financial fixed assets		**1 998**	5 705
3. Other operating costs	**28**	**17 189**	22 968
IX. Operating profit (loss) (VI+VII-VIII)		**47 642**	22 933
X. Financial income	**29**	**28 939**	26 477
1. Equity income – dividends		**1 566**	151
- of which from affiliated companies		**1 566**	0
2. Interest receivable		**2 409**	3 991
- of which from affiliated companies		**38**	73
3. Gain on disposal of investments	**31**	**23 481**	20 817
4. Reveluation of investments		**0**	0
5. Other financial income		**1 483**	1 518
XI. Financial expenses	**30**	**12 539**	5 096
1. Interest payable		**3 453**	2 168
- of which to subsidiary and associated companies		**0**	0
2. Loss on disposal of investments	**31**	**0**	0
3. Reveluation of investments		**282**	1 228
4. Other financial expenses		**8 804**	1 700
XII. Profit (loss) on ordinary activities (IX+X-XI)		**64 042**	44 314
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)		**5**	122
1. Extraordinary gains	**32**	**63**	158
2. Extraordinary losses	**33**	**58**	36
XIV. Profit (loss) before taxation (XII+/-XIII)		**64 047**	44 436
XV. Corporate income tax	**34**	**19 581**	13 379
a) current portion		**17 248**	11 548
b) deferred portion		**2 333**	1 831
XVI. Other obligatory profit decreases (loss increases)	**35**	**0**	0
XVII. Share in net profits (losses) of subsidiary and associated companies valued under the equity method	**36**	**0**	0
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)**		**44 466**	31 057

Net profit (loss) (on annual basis)		**44 466**	31 057
Weighted average number of ordinary shares		**46 077 008**	46 077 008
Earning (loss) per ordinary share (in PLN) - basic	**38**	**0,97**	0,67
Diluted weighted average number of ordinary shares			
Earning (loss) per ordinary share (in PLN) - diluted	**38**		

STATEMENT OF SHAREHOLDERS' EQUITY

	Dec 31, 2003	Dec. 31, 2002
I. Shareholders' Equity at the beginning of period (opening balance)	**1 170 396**	1 175 150
a) changes in accepted accounting principles (polices)	**0**	-977
b) corrections of material faults	**-3 383**	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 167 013**	1 174 173
1. Share capital at the beginning of period	**92 154**	92 154
1.1. Changes in share capital	**0**	0
a) additions, of which:	**0**	0
- issuance of shares	**0**	0
-		
b) reductions, of which:	**0**	0
- retirement of shares	**0**	0
-		
1.2. Share capital at the end of period	**92 154**	92 154
2. Not paid-up share capital at the beginning of period	**0**	0
2.1. Changes in not paid-up share capital	**0**	0
a) additions, of which:	**0**	0
-		
b) reductions, of which:	**0**	0
-		
2.2. Not paid-up share capital at the end of period	**0**	0
3. Own shares in treasury at the beginning of period	**0**	0
3.1. Changes in own shares in treasury	**0**	0
a) additions, of which:		
-		
b) reductions, of which:	**0**	0
-		
3.2. Own shares in treasury at the end of period	**0**	0
4. Reserve capital at the beginning of period	**708 078**	674 405
4.1. Changes in reserve capital	**20 192**	33 673
a) additions, of which:	**20 192**	33 936
- additional paid-in capital from issuance of shares	**0**	0
- distribution of profit (by law)	**0**	0
- distribution of profit (in excess of value required by law)	**19 308**	32 547
- sale or disposal of tangible fixed assets	**557**	1 389
- sale of the right to perpetual usufruct of land	**327**	0
b) reductions, of which:	**0**	263
- coverage of loss	**0**	263
4.2. Reserve capital at the end of period	**728 270**	708 078
5. Revaluation capital at the beginning of period	**269 862**	287 640
5.1. Changes in revaluation capital	**-1 762**	-17 778
a) additions, of which:	**667**	894
- revaluation of real estate	**0**	0
- valuation of other long term investments	**162**	0
- reserve for deferred income tax reflected in shareholders' equity	**505**	894
b) reductions, of which:	**2 429**	18 672
- sale or disposal of tangible fixed assets	**557**	1 389
- change of classification from tangible assets into investments	**1 872**	5 262
-revaluation of liquidated fixed assets	**0**	12 021
5.2. Revaluation capital at the end of period	**268 100**	269 862
6. Other reserve capital at the beginning of period	**0**	0
6.1. Changes in other reserve capital	**65 000**	0
a) additions, of which:	**65 327**	0
- distribution of profit (by law)	**65 327**	0
b) reductions, of which:	**327**	0
- sale of the right to perpetual usufruct of land	**327**	0
6.2. Other reserve capital at the end of period	**65 000**	0

7. Prior years' profit (loss) at the beginning of period	**100 302**	120 951
7.1. Prior years' profit at the beginning of period	**100 302**	121 214
a) changes in accepted accounting principles (polices)	**0**	- 977
b) corrections of material faults	**0**	0
7.2. Prior years' profit at the beginning of period, *after restatement to comparative data*	**100 302**	120 237
a) additions, of which:	**0**	0
- distribution of prior years' profit	**0**	0
-		
b) reductions, of which:	**100 302**	50 992
- distribution of pror years' profit	**100 302**	50 978
- corrections of material faults	**0**	0
- other	**0**	14
7.3. Prior years' profit at the end of period	**- 0**	69 245
7.4. Prior years' loss at the beginning of period	**0**	263
a) changes in accepted accounting principles (polices)	***0***	0
b) corrections of material faults	**- 3 383**	0
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	**- 3 383**	263
a) additions, of which:	**0**	0
- transition of prior years' loss to be covered	***0***	0
- corrections of prior year's material faults	**0**	0
b) reductions, of which:	**0**	263
- coverage of prior years' loss from reserve capital	**0**	263
7.6. Prior years' loss at the end of period	**- 3 383**	0
7.7. Prior years' profit (loss) at the end of period	**- 3 383**	69 245
8. Net profit (loss)	**44 466**	31 057
a) net profit	**44 466**	31 057
b) net loss	**0**	0
c) charges on the profit	**0**	0
II. Shareholders' Equity at the end of period (closing balance)	**1 194 607**	1 170 396
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	**0**	0

CASH FLOW STATEMENT

	Dec 31, 2003	Dec 31, 2002
A. Cash flows from operating activities - direct method	**0**	0
I. Cash provided by operating activities	**0**	0
1. Sales revenues	**0**	0
2. Other income from operating activities	**0**	0
II. Cash used in operating activities	**0**	0
1. Goods and services purchased	**0**	0
2. Net salaries and wages	**0**	0
3. Social and health security, other benefits	**0**	0
4. Taxes and charges	**0**	0
5. Other operating expenses	**0**	0
III. Net cash flows from operating activities (I–II)	**0**	0
A. Cash flows from operating activities - indirect method		
I. Net profit (loss)	**44 466**	31 057
II. Total adjustments	**42 050**	40 794
1. Share in net (profits) losses of subsidiary and associated companies valued under the equity method	**0**	0
2. Depreciation and amortisation	**51 318**	68 469
3. (Gain) loss on foreign exchange differences	**12 450**	188
4. Interest and dividends	**1 532**	1 532
5. (Gain) loss on investing activities	**- 23 605**	- 20 564
6. Change in provisions	**1 038**	- 11 187
7. Change in inventories	**1 205**	2 691
8. Change in receivables	**2 165**	- 2 194
9. Change in current liabilities (excluding loans and bank credits)	**- 6 489**	- 4 817
10. Change in deferred and accrued expenses	**2 998**	3 242
11.Other adjustments	**- 562**	3 434
III. Net cash flows from operating activities (I+/-II)	**86 516**	71 851
B. Cash flows from investing activities		
I. Cash provided by investing activities	**505 882**	68 564
1. Disposal of intangible assets and tangible fixed assets	**825**	2 801
2. Disposal of investments in real-estate and intangible assets	**0**	4 194
3. From financial assets, of which:	**22 611**	61 569
a) in affiliated companies	**595**	0
- disposal of securities	**0**	0
- dividends and shares in profits	**595**	0
- long-term loans collected	**0**	0
- interest received	**0**	0
- other income from financial assets	**0**	0
b) in other companies	**22 016**	61 569
- disposal of securities	**22 016**	61 418
- dividends and shares in profits	**0**	151
- long-term loans collected	**0**	0
- interest received	**0**	0
- other income from financial assets	**0**	0
4. Other investing income	**482 446**	0
II. Cash used in investing activities	**- 844 045**	- 74 195
1. Purchases of intangible assets and tangible fixed assets	**-116 788**	-73 650
2. Purchases of investments in real-estate and intangible assets	**0**	0
3. For financial assets, of which:	**-246 576**	-545
a) in affiliated companies	**-246 576**	-248
- acquisition of securities	**-246 576**	-248
- long-term loans granted	**0**	0
b) in other companies	**0**	-297

- acquisition of securities	**0**	-297
- long-term loans granted	**0**	0
4. Other investing expenses	**-480 681**	0
III. Net cash flows from investing activities (I-II)	**-338 163**	-5 631
C. Cash flows from financing activities		
I. Cash provided by financing activities	**179 568**	19 445
1. Issuance of shares and other capital securities and additional paid-in capital	**0**	0
2. Bank credits and loans contracted	**179 568**	19 445
3. Issuance of debt securities	**0**	0
4. Other financial income	**0**	0
II. Cash used in financing activities	**- 27 650**	- 31 447
1. Acquisition of own shares	**0**	0
2. Dividends and other payments to shareholders	**- 15 667**	- 18 431
3. Profit distribution expenses other than payments to shareholders	**0**	0
4. Payments of bank credits and loans	**- 9 390**	- 10 008
5. Redemption of debt securities	**0**	0
6. Payments of other financial liabilities	**0**	0
7. *Finance lease commitments paid*	**0**	0
8. Interest paid	**- 2 593**	- 3 008
9. Other financial expenses	**0**	0
III. Net cash flows from financing activities (I-II)	**151 918**	- 12 002
D. Total net cash flows (A.III+/-B.III+/-C.III)	**- 99 729**	54 218
E. Change in balance-sheet cash and cash equivalents	**- 99 729**	54 218
- of which change in cash and cash equivalents due to foreign exchange differences	**- 220**	72
F. Cash and cash equivalents - beginning of period	**130 016**	75 798
G. Cash and cash equivalents - end of period (F+/-D)	**30 287**	130 016
- of which those with restricted availability	**0**	0

ADDITIONAL INFORMATION AND NOTES

A. NOTES TO FINANCIAL STATEMENTS

NOTES TO BALANCE SHEET

NOTE 1A

INTANGIBLE ASSETS	Dec 31, 2003	Dec. 31, 2002
a) cost of finished research and development work	0	0
b) goodwill	0	456
c) concessions, patents, licenses and similar assets purchased, of which:	3 982	4 602
- computer software	783	1 230
d) other intangible assets	1 024	122
e) prepaid intangible assets	0	56
Total intangible assets	5 006	5 236

NOTE 1C

INTANGIBLE ASSETS - by ownership	Dec 31, 2003	Dec. 31, 2002
a) owned	5 006	5 236
b) used under leasing, rent, tenancy or similar contract, of which:		
-		
Total intangible assets	5 006	5 236

ORBIS S.A. SA-R 2003 in thousands of PLN

NOTE 1B

CHANGES IN INTANGIBLE ASSETS - by category

	a) cost of finished research and development work	b) goodwill	c) concessions, *patents, licenses* and similar assets purchased, of which:	- computer software	d) other intangible assets	e) prepaid intangible assets	**Total intangible assets**
a) gross value of intangible assets at the beginning of period	0	2 737	13 525	9 784	225	56	16 543
b) additions, of which:	0	0	793	705	903	0	1 696
- take-over from investments	0	0	38	38	0	0	38
- purchase	0	0	747	659	73	0	820
- other	0	0	8	8	830	0	838
c) *reductions, of which:*	0	0	80	80	0	56	136
- sale	0	0	3	3	0	0	3
- liquidation	0	0	63	63	0	0	63
- *other*	0	0	14	14	0	56	70
d) gross value of intangible *assets at the end of period*	0	2 737	14 238	10 409	1 128	0	18 103
e) accumulated amortization at the beginning of period	0	2 281	8 923	8 554	103	0	11 307
f) amortization for the period, of which:	0	456	1 333	1 072	1	0	1 790
- annual write-down	0	456	1 404	1 143	1	0	1 861
- sale	0	0	- 3	- 3	0	0	- 3
- liquidation	0	0	- 63	- 63	0	0	- 63
- other	0	0	- 5	- 5	0	0	- 5
g) accumulated amortization at the end of period	0	2 737	10 256	9 626	104	0	13 097
h) write-downs due to permanent loss *of value* at the beginning of period	0	0	0	0	0	0	0
- additions	0	0	0	0	0	0	0
- reductions	0	0	0	0	0	0	0
i) write-downs due to permanent loss of value at the end of period	0	0	0	0	0	0	0
j) net value of intangible assets at the end of period	0	0	3 982	783	1 024	0	5 006

NOTE 2A

TANGIBLE FIXED ASSETS	Dec 31, 2003	Dec. 31, 2002
a) tangible assets, of which:	**1 151 757**	1 090 845
- *land (inclusive of right of perpetual land lease)*	**76 234**	76 373
- buildings, premises and land and water engineering structures	**961 300**	897 314
- machinery and technical equipment	**75 597**	71 789
- transportation vehicles	**1 583**	2 721
- *other tangible assets*	**37 043**	42 648
b) tangible assets in progress	**38 555**	24 934
c) prepaid tangible assets in progress	**890**	6 764
Total tangible fixed assets	**1 191 202**	1 122 543

ORBIS S.A. SA-R 2003 in thousands of PLN

NOTE 2B

CHANGES IN TANGIBLE FIXED ASSETS - by category

	- land (inclusive of right of perpetual land lease)	- buildings, premises and land and water engineering structures	- machinery and technical equipment	- transportation vehicles	- other tangible assets	**Total tangible fixed assets**
a) gross value of tangible fixed assets at the beginning of period	76 373	1 314 958	233 929	7 097	127 360	1 759 717
b) additions, of which:	0	83 532	20 756	118	6 793	111 199
- take-over from investments	0	83 142	14 075	10	4 715	101 942
- purchase	0	204	6 638	108	2 029	8 979
- revaluation	0	186	43	0	49	278
- other	139	56	5 730	546	1 905	8 376
c) reductions, of which:	139	12	2 203	543	929	3 826
- sale	0	39	3 388	0	841	4 268
- liquidation	0	5	139	3	135	282
- other	76 234	1 398 434	248 955	6 669	132 248	1 862 540
d) gross value of tangible fixed assets at the end of period	0	405 907	161 862	4 376	84 712	656 857
e) accumulated depreciation at the beginning of period	0	19 490	11 171	710	10 493	41 864
f) depreciation for the period, of which:	0	19 538	16 551	1 127	12 241	49 457
- annual write-down	0	- 7	- 1 922	- 414	- 820	- 3 163
- sale	0	- 18	- 3 385	0	- 832	- 4 235
- liquidation	0	- 23	- 73	- 3	- 96	- 195
- other	0	425 397	173 033	5 086	95 205	698 721
-	0	11 737	278	0	0	12 015
g) accumulated depreciation at the end of period	0	0	58	0	0	58
h) write-downs due to permanent loss of value at the beginning of period	0	11 737	278	0	0	12 015
- additions	0	0	58	0	0	58
- reductions	0	0	11	0	0	11
i) write-downs due to permanent loss of value at the end of period	0	11 737	325	0	0	12 062
j) net value of tangible fixed assets at the end of period	0	961 300	75 597	1 583	37 043	1 151 757

NOTE 2C

BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership	Dec 31, 2003	Dec. 31, 2002
a) owned	**1 076 721**	*1 015 308*
b) used under leasing, rent, tenancy or similar contract, of which:	**75 036**	75 537
-		
Total balance-sheet tangible fixed assets	**1 151 757**	1 090 845

NOTE 2D

OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS	Dec 31, 2003	Dec. 31, 2002
used under leasing, rent, tenancy or similar contract, of which:	**0**	0
- value of land used perpetually	**0**	0
-		
Total off-balance-sheet tangible fixed assets	**0**	0

NOTE 3A

LONG-TERM RECEIVABLES	Dec 31, 2003	Dec. 31, 2002
a) long-term accounts receivable from affiliated companies, of which:	**727**	970
- from subsidiary companies:	**0**	0
-		
- from mutually controlled companies:	**0**	0
-		
- from associated companies:	**727**	970
- joining a debt	**727**	970
- from a significant investor:		
-		
- from the parent company:	**0**	0
-		
b) from other companies:	**0**	38
-sale of short term investment	**0**	38
Net *long-term receivables*	**727**	1 008
c) allowances for doubtful accounts	**0**	0
Gross long-term receivables	**727**	1 008

NOTE 3B

CHANGES IN LONG-TERM RECEIVABLES	Dec 31, 2003	Dec. 31, 2002
a) balance at the beginning of period	**1 008**	1 212
- joining a debt	**970**	1 212
-sale of short term investment	**38**	0
b) additions, of which:	**0**	38
- receivables	**0**	38
c) reductions, of which:	**281**	242
- transfer into short term receivables	**281**	242
d) balance at the end of period	**727**	1 008
- joining a debt	**727**	970
- sale of short term investment	**0**	38

NOTE 3C

CHANGES IN ALLOWANCES FOR DOUBTFUL LONG-TERM RECEIVABLES	Dec 31, 2003	Dec. 31, 2002
Balance at the beginning of period	**0**	0
a) additions, of which:	**0**	0
b) reductions, of which:	**0**	0
-		
Allowances for doubtful long-term receivables at the end of period	**0**	0

NOTE 3D

LONG-TERM RECEIVABLES - by currency	Dec 31, 2003	Dec. 31, 2002
a) in Polish currency (PLN)	**727**	1 008
b) in foreign currencies (and as restated in PLN)	**0**	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total long-term receivables	**727**	1 008

NOTE 4A

CHANGES IN REAL ESTATE - by category	Dec 31, 2003	Dec. 31, 2002
a) balance at the beginning of period	**3 879**	12 601
- perpetual usufruct of land	**2 179**	3 048
- buildings	**1 700**	9 553
b) additions, of which:	**0**	0
- perpetual usufruct of land	**0**	0
- buildings	**0**	0
c) reductions, of which:	**3 879**	8 722
- reclassification to short term investments	**3 879**	8 722
- perpetual usufruct of land	**2 179**	869
- buildings	**1 700**	7 853
d) balance at the end of period	**0**	3 879
- perpetual usufruct of land	**0**	2 179
- buildings	**0**	1 700

NOTE 4B

CHANGES IN INTANGIBLE ASSETS - by category	Dec 31, 2003	Dec. 31, 2002
a) balance at the beginning of period	**0**	0
-		
b) additions, of which:	**0**	0
-		
c) reductions, of which:	**0**	0
-		
d) real estate at the end of period		
-	**0**	0

NOTE 4C

LONG-TERM FINANCIAL ASSETS	Dec 31, 2003	Dec. 31, 2002
a) in subsidiary companies	**465 075**	24 009
- shares	**465 075**	24 009
- debt securities	**0**	0
- other securities - by type	**0**	0
-		
- loans granted	**0**	0
- other long-term financial assets - by type	**0**	0
-		
b) in mutually controlled companies	**0**	0
- shares	**0**	0
- debt securities	**0**	0
- other securities - by type	**0**	0
-		
- loans granted	**0**	0
- other long-term financial assets - by type	**0**	0
-		
c) in associated companies	**5 623**	5 336
- shares	**3 696**	3 448
- debt securities		
- other securities - by type		
-		
- loans granted	**1 927**	1 888
- other long-term financial assets - by type	**0**	0
-		
d) in a significant investor	**0**	0
- shares	**0**	0
- debt securities	**0**	0
- other securities - by type	**0**	0
-		
- *loans granted*	***0***	*0*
- other long-term financial assets - by type	**0**	0
-		
e) in the parent company	**0**	0
- shares	**0**	0
- debt securities	**0**	0
- other securities - by type	**0**	0
-		
- loans granted	**0**	0
- other long-term financial assets - by type	**0**	0
-		
f) in other companies	**1 306**	1 588
- shares	**1 275**	1 557
- debt securities	**0**	0
- other securities - by type	**31**	31
-		
- loans granted	**0**	0
- *other long-term financial assets - by type*	**0**	0
-		
Tptal long-term financial assets	**472 004**	30 933

NOTE 4D

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES VALUED UNDER THE EQUITY METHOD, of which:	Dec 31, 2003	Dec. 31, 2002
a) goodwill of subsidiary and associated companies, of which:	0	0
- subsidiary companies		
- mutually controlled companies		
- associated companies		
b) negative goodwill of subsidiary and associated companies, of which:	0	0
- subsidiary companies		
- mutually controlled companies		
- associated companies		

NOTE 4E

CHNAGES IN GOODWILL OF SUBSIDIARY COMPANIES	Dec 31, 2003	Dec. 31, 2002
a) gross company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross company goodwill at the end of period		
e) company goodwill write-downs at the beginning of period		
f) company goodwill write-downs recorded in the period, of which:		
-		
g) company goodwill write-downs at the end of period		
h) net company goodwill at the end of period	0	0

NOTE 4F

CHNAGES IN GOODWILL OF MUTUALLY CONTROLLED COMPANIES	Dec 31, 2003	Dec. 31, 2002
a) gross company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross company goodwill at the end of period		
e) company goodwill write-downs at the beginning of period		
f) company goodwill write-downs recorded in the period, of which:		
-		
g) company goodwill write-downs at the end of period		
h) net company goodwill at the end of period	0	0

NOTE 4G

CHNAGES IN GOODWILL OF ASSOCIATED COMPANIES	Dec 31, 2003	Dec. 31, 2002
a) gross company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross company goodwill at the end of period		
e) company goodwill write-downs at the beginning of period		
f) company goodwill write-downs recorded in the period, of which:		
-		
g) company goodwill write-downs at the end of period		
h) net company goodwill at the end of period	0	0

NOTE 4H

~~CHNAGES IN NEGATIVE GOODWILL OF SUBSIDIARY COMPANIES~~	Dec 31, 2003	Dec. 31, 2002
a) gross negative company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross negative company goodwill at the end of period		
e) negative company goodwill write-downs at the beginning of period		
f) negative company goodwill write-downs recorded in the period, of which:		
-		
g) negative company goodwill write-downs at the end of period		
h) net negative company goodwill at the end of period	0	0

NOTE 4I

CHNAGES IN NEGATIVE GOODWILL OF MUTUALLY CONTROLLED CO	Dec 31, 2003	Dec. 31, 2002
a) gross negative company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross negative company goodwill at the end of period		
e) negative company goodwill write-downs at the beginning of period		
f) negative company goodwill write-downs recorded in the period, of which:		
-		
g) negative company goodwill write-downs at the end of period		
h) net negative company goodwill at the end of period	0	0

NOTE 4J

CHNAGES IN NEGATIVE GOODWILL OF ASSOCIATED COMPANIES	Dec 31, 2003	Dec. 31, 2002
a) gross negative company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross negative company goodwill at the end of period		
e) negative company goodwill write-downs at the beginning of period		
f) negative company goodwill write-downs recorded in the period, of which:		
-		
g) negative company goodwill write-downs at the end of period		
h) net negative company goodwill at the end of period	0	0

NOTE 4K

CHANGES IN LONG-TERM FINANCIAL ASSETS - by category		Dec 31, 2003	Dec. 31, 2002
a) balance at the beginning of period		**30 933**	74 661
- *shares and other securities*		**29 045**	72 827
- long term loans		**1 888**	1 834
b) additions, of which:		**441 927**	664
- purchase		**441 802**	544
- loans granted		**0**	0
- other		**125**	120
c) reductions, of which:		**856**	44 392
- payment of loans		**0**	0
- sale		**0**	42 798
- impairment in value of investment		**282**	1 228
- debasement of capital		**488**	0
- other		**86**	366
d) balance at the end of period		**472 004**	30 933
- shares and other securities		**470 077**	29 045
- long term loans		**1 927**	1 888

ORBIS S.A. SA-R 2003 in thousands of PLN

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES

No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of company and legal status	Location	Profile of company	Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and indirect relationships	Applied method of consolidation / equity valuation, or indication that the company is not subject to consolidation / equity valuation	Date of taking-over control / mutual control / substantial influence	Value of shares at purchase price	Total revaluation write-doens	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than specified in items j) and k)
1	Wioska Turyst.Wilkasy	Wilkasy	hotel and rest.	subsidiary	non	1990	2 429	(1 932)	497	100	100	-
2	Hekon S.A.	Warszawa	hotel and rest.	subsidiary	full	2003	441 041	0	0	100	100	-
3	OrbisTransport Sp.z o.o.W	Warszawa	transportation	subsidiary	full	1993	11 887	0	11 887	84	84	-
4	PBP"Orbis" Sp. z o.o.	Warszawa	tourism	subsidiary	full	1993	11 624	0	11 624	70	70	-
5	Conbis Sp. z o.o.	Warszawa	real property devel. & administration	subsidiary	non	2003	25	0	25	50	50	Management Board
6	PH Majewicz Sp. z o.o.	Bydgoszcz	real property devel. & administration	affiliate	non	-	2 157	(1 079)	1 078	49	49	-
7	Orbis Casino Sp. z o.o.	Warszawa	lotteries	affiliate	equity method	-	1 600	0	864	33	33	-
8	Globis Poznań Sp. z oo	Warszawa	real property devel. & administration	affiliate	non	-	2 000	0	2 000	25	25	-
9	Globis WroclawSp. z oo	Warszawa	real property devel. & administration	affiliate	non	-	13	0	500	25	25	-

NOTE 4M

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued

No.	a	m					n			o			p	r	s	t
	Name of company	Shareholders' Equity, of which:					Liabilities and reserves on liabilities of which:			Receivables,of which:			Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
		Share capital	Not paid-up share capital (negative value)	Reserve capital	Other reserve capital, of which: Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities	- current liabilities		- long-term receivables	- current receivables				
1.	Wioska Turyst.Wilkasy	1 650		880	(110)	(11)	1 033	0	87	124	0	124	4 442	1 619	0	0
2.	Hekon S.A.	300 000		3 760	134	12 525	7 464	0	5 309	2 022	0	2 022	340 741	85 059	0	0
3.	OrbisTransport Sp.z o.o.W	14 429		13 702	0	5 045	47 083	36 540	8 051	18 234	1 885	16 349	80 360	90 581	0	0
4.	PBP"Orbis" Sp. z o.o.	16 454		3 433	(746)	(80)	27 455	2 109	21 635	15 201	0	15 201	46 612	170 079	0	0
5.	Conbis Sp. z o.o.	50		0	0	0	0	0	0	0	0	0	0	0	25	0
6.	PH Majewicz Sp. z o.o.	2 202		451	(566)	(12)	2 028	727	833	344	0	344	4 367	7 917	0	0
7.	Orbis Casino Sp. z o.o.	4 800		2 339	0	3 350	9 847	2 991	6 854	920	0	920	20 798	385 517	0	1566
8.	Globis Poznań Sp. z oo	8 000		0	(1 812)	(4 089)	49 711	42 795	6 679	554	0	554	58 961	1 259	0	0
9.	Globis WroclawSp. z oo	50		0	(16)	(9)	31	0	31	6	0	6	6	0	13	0

ORBIS S.A. SA-R 2003 in thousands of PLN

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES (page2)

No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of company and legal status	Location	Profile of company	Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and indirect relationships	Applied method of consolidation / equity valuation, or indication that the company is not subject to consolidation / equity valuation	Date of taking-over control / mutual control / substantial influence	Value of shares at purchase price	Total revaluation write-doens	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than specified in items j) and k)
1	Inter Bus Sp. z o.o.	Warszawa	transportation	affiliate	non		18	0	18	70	70	-
2	Orbis Polish Travel	Nowy Jork	travel office	subsidiary	non	1995	619	-619	0	88	88	-
3	Capital Parking	Warszawa	renting	subsidiary	full	2002	340	0	340	68	68	-
4	VAB Hekon	Litwa	hotels	subsidiary	non	2003	9 383	0	9 383	100	100	-

4

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued

No.	a	m					n			o			p	r	s	t
	Name of company	Shareholders' Equity, of which:					Liabilities and reserves on liabilities of which:			Receivables,of which:			Total assets	Sales revenues	*Shares* not paid-up by the Company	*Dividends* received or receivable for the last year
		Share capital	Not paid-up share capital (negative value)	Reserve capital	Other reserve capital, of which: Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities	- current liabilities		- long-term receivables	- current receivables				
1.	Inter Bus Sp. z o.o.	25		7	(584)	224	1 298	0	1 298	809	0	809	1 099	6 483	0	0
2.	Orbis Polish Travel	1 010		0	(2 010)	(451)	1 563	0	1 563	26	0	26	112	6 082	0	0
3.	Capital Parking	500		0	(1 393)	(202)	2 458	0	2 458	4 486	1 885	2 601	1 363	3 863	0	0
5.	VAB Hekon	9 449		0	0	(368)	2 559	222	2 359	272	0	272	11 680	0	0	0

ORBIS S.A. SA-R 2003 in thousands of PLN

NOTE 4N

SHARES IN OTHER COMPANIES

No.	a	b	c	d	e		f	g	h	i
	Name of company and legal status	Location	Profile of company	Balance-sheet value of shares owned	Shareholders' equity; of which:	- share capital	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Shares not paid-up by the Company	Dividends received or receivable for the last year
1.	Bank Współpracy Europejskiej S.A.	Warszawa	banking services	1 275	0	117 291	1,09	1,09	0,00	0,00
2	Polskie Hotele Sp. z o.o. w likwidacji	Warszawa	hotel supplies' services	0	0	125	0,80	0,80	0,00	0,00
3	Rena-Kord S.A.	Łódź	production, sale of textiles, industrial articles and agricultural products	0	0	9 468	0,01	0,01	0,00	0,00
4	Tarpan Sp. z o.o. w likwidacji	Poznań	motor idustry, furniture, trade	0	0	45 984	0,08	0,08	0,00	0,00
5	PPTE Diament S.A.	Warszawa	employee pension fund	0	0	100	16,00	16,00	0,00	0,00
6	Walewice Sp. z o.o. w likwidacji	Warszawa	leisure, trade & foodstuff industry	0	0	10	38,05	14,29	0,00	0,00

NOTE 4O

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	Dec 31, 2003	Dec. 31, 2002
a) in Polish currency (PLN)	**470 077**	29 045
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency . / EURO	0	0
in thousands PLN	0	42 500
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total long-term securities, shares and other financial assets	**470 077**	29 045

NOTE 4P

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	Dec 31, 2003	Dec. 31, 2002
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
...		
B. Securities with unrestricted marketability, traded over-the-counter(balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
...		
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	**470 077**	29 045
a) shares (balance sheet value)	**470 046**	29 014
- revaluation adjustments (for the period)	**- 282**	- 1 228
- value at the beginning of period	**29 014**	29 994
- value at purchase prices	**473 530**	32 216
b) bonds (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	**31**	31
c1. ...	**31**	31
- revaluation adjustments (for the period)	0	0

- value at the beginning of period	**31**	31
- value at purchase prices	**31**	31
....		
D. Securities with restricted marketability (balance sheet value)	**0**	0
a) shares (balance sheet value)	**0**	0
- revaluation adjustments (for the period)	**0**	0
- value at the beginning of period	**0**	0
- value at purchase prices	**0**	0
b) bonds (balance sheet value)	**0**	0
- revaluation adjustments (for the period)	**0**	0
- value at the beginning of period	**0**	0
- value at purchase prices	**0**	0
c) other - by categories (balance sheet value)	**0**	0
c1. ...		
- revaluation adjustments (for the period)	**0**	0
- value at the beginning of period	**0**	0
- value at purchase prices	**0**	0
...		
Total value at purchase prices	**473 561**	32 247
Total value at the beginning of period	**29 045**	30 025
Total revaluation adjustments (for the period)	**- 282**	- 1 228
Total balance sheet value	**470 077**	29 045

NOTE 4Q

LONG-TERM LOANS GRANTED - by currency	Dec 31, 2003	Dec. 31, 2002
a) in Polish currency (PLN)	**0**	0
b) in foreign currencies (and as restated in PLN)	**1 927**	1 888
b1. unit / currency thousands / USD	**524**	492
in thousands PLN	**1 927**	1 888
b2. unit / currency .... /		
in thousands PLN		
b3. in other foreign currencies as restated in thousands PLN	**0**	0
Total long-term loans granted	**1 927**	1 888

NOTE 4R

OTHER LONG-TERM INVESTMENTS - by category	Dec 31, 2003	Dec. 31, 2002
-works of art.	**567**	395
Total other long-term investments	**567**	395

NOTE 4S

CHANGES IN OTHER LONG-TERM INVESTMENTS - by category	Dec 31, 2003	Dec. 31, 2002
a) balance at the beginning of period	**395**	395
-works of art.	**395**	395
b) additions, of which:	**172**	0
-revaluation of fair value	**162**	0
-other	**10**	0
c) reductions, of which:	**0**	0
d) balance at the end of period	**567**	395
-works of art.	**567**	395

NOTE 4T

OTHER LONG-TERM INVESTMENTS - by currency	Dec 31, 2003	Dec. 31, 2002
a) in Polish currency (PLN)	567	395
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total other long-term investments	567	395

NOTE 5A

CHANGES IN DEFERRED INCOME TAX	Dec 31, 2003	Dec. 31, 2002
1. Balance of deferred income tax at the beginning of period, of which:	**15 794**	15 975
a) reflected in financial results	**15 794**	15 975
- tangible fixed assets	**36**	21
- long term investments	**1 490**	1 054
- short term receivables	**1 008**	829
- short term investments	**232**	142
- long term reserves	**9 462**	9 021
- short term reserves	**3 386**	4 587
- short term liabilities	**180**	321
b) reflected in shareholders' equity	**0**	0
-		
c) reflected in in goodwill or negative goodwill	**0**	0
-		
2. Additions	**5 788**	6 239
a) reflected in financial results for the priod due to negative timing differences:	**5 788**	6 239
- negative timing differences	**3 827**	4 145
- tangible fixed assets	**11**	36
- long term investments	**54**	332
- short term receivables	**639**	1 008
- short term investments	**0**	95
- long term reserves	**411**	973
- short term reserves	**901**	1 553
- short term liabilities	**1 811**	148
- change of tax ratio	**0**	931
- long term investments	**0**	300
- long term reserves	**0**	631
- others	**1 961**	1 163
- short term reserves	**1 604**	1 163
b) reflected in financial results for the priod due to taxation loss:	**0**	0
-		
c) reflected in shareholders' equity for the priod due to negative timing differences:	**0**	0
-		
d) reflected in shareholders' equity for the priod due to taxation loss:	**0**	0
-		
e) reflected in in goodwill or negative goodwill due to negative timing differences:	**0**	0
-		
3. Reductions	**- 9 594**	- 6 420
a) reflected in financial results for the priod due to negative timing differences:	**- 9 594**	- 6 420
- reverse of negative timing differences	**- 4 592**	- 5 226
- tangible fixed assets	**- 3**	- 21

- long term investments	**0**	- 196
- short term receivables	**- 1 008**	- 829
- short term investments	**- 232**	0
- long term reserves	**0**	0
- short term reserves	**- 3 169**	- 3 892
- short term liabilities	**- 180**	- 288
- change of tax ratio	**- 3 041**	- 31
- tangible fixed assets	**- 10**	0
- long term investments	**- 336**	0
-short term investments	**- 106**	- 5
- long term reserves	**- 2 329**	0
- short term reserves	**- 260**	- 25
- short term liabilities	**0**	- 1
- others	**- 1 961**	- 1 163
- long term investments	**- 357**	0
- long term reserves	**- 1 604**	- 1 163
b) reflected in financial results for the priod due to taxation loss:	**0**	0
-		
c) reflected in shareholders' equity for the priod due to negative timing differences:	**0**	0
-		
d) reflected in shareholders' equity for the priod due to taxation loss:	**0**	0
-		
e) reflected in in goodwill or negative goodwill due to negative timing differences:	**0**	0
-		
4. Total deferred income tax at the end of period, of which:	**11 988**	15 794
a) reflected in financial results	**11 988**	15 794
- tangible fixed assets	**34**	36
- long term investments	**851**	1 490
- short term receivables	**639**	1 008
- short term investments	**251**	232
- long term reserves	**5 940**	9 462
- short term reserves	**2 462**	3 386
- short term liabilities	**1 811**	180
b) reflected in shareholders' equity	***0***	*0*
-		
c) reflected in in goodwill or negative goodwill	**0**	0

Negative timing differences

	short term	long term		
		2005	2006	next
years				
Assets				
tangible fixed assets	178			
long term investments				4 480
short term receivables	3 364			
short term investments	1 323			
Shareholder's equity and liabilities				
long term reserves		6 641	6 441	17 980
short term reserves	12 594			
short term liabilities	9 531			
Total short term differences	27 351			35 743
Total long term differences				

NOTE 5B

OTHER DEFERRED EXPENSES		Dec 31, 2003	Dec. 31, 2002
a) deferred expenses, of which:		0	0
-			
b) other deferred assets, of which:		0	0
-cost of shares issue		0	0
- other		0	0
Total other deferred assets		0	0

NOTE 6

INVENTORIES	Dec 31, 2003	Dec. 31, 2002
a) raw materials	**9 167**	10 385
b) work in process	**0**	0
c) finished products	**0**	0
d) merchandise	**651**	770
e) prepaid supplies	**294**	162
Total inventories	**10 112**	11 317

NOTE 7A

CURRENT RECEIVABLES	Dec 31, 2003	Dec. 31, 2002
a) from affiliated companies	**2 601**	3 822
- trade accounts receivable, with maturity of:	**2 359**	3 580
- less than 12 months	**2 359**	3 580
- over 12 months	**0**	0
- other	**242**	242
- receivables in litigation	**0**	0
b) from subsidiary and associated companies	**32 782**	33 452
- trade accounts receivable, with maturity of:	**15 573**	15 621
- less than 12 months	**13 510**	12 798
- over 12 months	**2 063**	2 823
- taxes recoverable, subsidies, tariffs, social and health security, or other benefits receivable	**11 040**	9 991
- dividends	**0**	0
- other	**6 169**	7 839
- receivables in litigation	**0**	1
Total net current receivables	**35 383**	37 274
c) allowance for doubtful accounts receivable	**4 206**	4 669
Total gross current receivables	**39 589**	41 943

NOTE 7B

CURRENT RECEIVABLES FROM AFFILIATED COMPANIES	Dec 31, 2003	Dec. 31, 2002
a) trade accounts receivable, of which:	2 359	3 580
- from subsidiary companies	2 359	3 580
- from mutually controlled companies	0	0
- from associated companies	0	0
- from a significant investor	0	0
- from the parent company	0	0
b) other receivables, of which:	242	242
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	242	242
- from a significant investor	0	0
- from the parent company	0	0
c) receivables in litigation, of which:	0	0
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	0
- from a significant investor	0	0
- from the parent company	0	0
Total net current receivables from affiliated companies	2 601	3 822
d) allowance for doubtful accounts receivable from affiliated companies	0	0
Total gross current receivables from affiliated companies	2 601	3 822

NOTE 7C

CHANGES IN ALLOWANCES FOR DOUBTFUL CURENT RECEIVABLES	Dec 31, 2003	Dec. 31, 2002
Balance at the beginning of period	4 669	3 685
a) additions, of which:	1 998	2 271
- from debtors put into bankrupcy	43	334
- doubtful receivables	1 138	1 394
- other	817	543
b) reductions, of which:	2 462	1 287
- from debtors put into bankrupcy	211	37
- doubtful receivables	981	751
- other	1 270	499
Allowances for doubtful current receivables at the end of period	4 206	4 669

NOTE 7D

GROSS CURRENT RECEIVABLES - by currency	Dec 31, 2003	Dec. 31, 2002
a) in Polish currency (PLN)	37 762	40 313
b) in foreign currencies (and as restated in PLN)	1 827	1 630
b1. unit / currency thousand /USD	79	157
in thousands PLN	292	553
b4. unit / currency thousand /EURO	338	271
in thousands PLN	1 535	1 077
b5. in other foreign currencies as restated in thousands PLN	0	0
Total current receivables	39 589	41 943

NOTE 7E

TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity	Dec 31, 2003	Dec. 31, 2002
a) to 1 month	**9 033**	11 165
b) over 1 month to 3 months	**247**	297
c) over 3 months to 6 months	**111**	20
d) over 6 months to 1 year	**12**	12
e) over 1 year	**15**	7
f) past-due trade accounts receivable	**11 407**	11 388
Total trade accounts receivable (gross)	**20 825**	22 889
g) allowance for doubtful trade accounts receivable	**2 893**	3 688
Total trade accounts receivable (net)	**17 932**	19 201

NOTE 7F

PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period of delay	Dec 31, 2003	Dec. 31, 2002
a) to 1 month	**4 140**	3 531
b) over 1 month to 3 months	**3 493**	3 310
c) over 3 months to 6 months	**902**	800
d) over 6 months to 1 year	**824**	930
e) over 1 year	**2 048**	2 817
Total past-due trade accounts receivable (gross)	**11 407**	11 388
f) allowance for doubtful past-due trade accounts receivable	**2 893**	3 688
Total past-due trade accounts receivable (net)	**8 514**	7 700

NOTE 8

The company makes allowance for all doubtful past due trade accounts receivable and doubtful accounts receivable. Trade accounts receivable should be paid within 1 month.

NOTE 9A

SHORT-TERM FINANCIAL ASSETS	Dec 31, 2003	Dec 31, 2002
a) in subsidiary companies	**0**	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
b) in mutually controlled companies	**0**	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
c) in associated companies	**0**	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
d) in a significant investor	**0**	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		

-		
e) in the parent company	0	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
f) in other companies	0	300
- shares	0	300
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- *other short-term financial assets - by type*		
-		
g) cash and cash equivalents	**30 287**	130 016
- cash at bank and on hand	**27 722**	127 159
- other cash	**2 561**	2 852
- cash equivalents	**4**	5
Total short-term financial assets	**30 287**	130 316

NOTE 9B

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	**Dec 31, 2003**	Dec. 31, 2002
a) in Polish currency (PLN)	**0**	300
b) in foreign currencies (and as restated in PLN)	**0**	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total short-term securities, shares and other financial assets	**0**	300

NOTE 9C

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	**Dec 31, 2003**	Dec. 31, 2002
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	**0**	0
a) shares (balance sheet value)		
- fair value		
- market value		
- purchase value		
b) bonds (balance sheet value)		
- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
B. Securities with unrestricted marketability, traded over-the-counter(balance sheet value)	**0**	0
a) shares (balance sheet value)		
- fair value		
- market value		
- purchase value		
b) bonds (balance sheet value)		

- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	**0**	300
a) shares (balance sheet value)	**0**	300
- fair value	**0**	23 882
- market value	**0**	0
- purchase value	**505**	805
b) bonds (balance sheet value)		
- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
D. Securities with restricted marketability (balance sheet value)	**0**	0
a) shares (balance sheet value)		
- fair value		
- market value		
- purchase value		
b) bonds (balance sheet value)		
- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
Total value at purchase prices	**505**	805
Total value at the beginning of period	**0**	0
Total revaluation adjustments (balance)	**0**	0
Total balance sheet value	**0**	300

NOTE 9D

SHORT-TERM LOANS GRANTED - by currency	**Dec 31, 2003**	Dec. 31, 2002
a) in Polish currency (PLN)	**0**	0
b) in foreign currencies (and as restated in PLN)	**0**	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total short-term loans granted	**0**	0

NOTE 9E

CASH AND CASH EQUIVALENTS - by currency	Dec 31, 2003	Dec. 31, 2002
a) in Polish currency (PLN)	**20 953**	110 143
b) in foreign currencies (and as restated in PLN)	**9 334**	19 873
b1. unit / currency thousand /GBP	**0**	845
in thousands PLN	**0**	5 141
b2. unit / currency thousand /USD	**555**	1 645
in thousands PLN	**2 090**	6 205
b3. unit / currency thousand /EUR	**1 544**	2 149
in thousands PLN	**7 214**	8 498
b5. in other foreign currencies as restated in thousands PLN	**0**	0
in thousands PLN	**30**	29
Total cash and cash equivalents	**30 287**	130 016

NOTE 9F

OTHER SHORT-TERM INVESTMENTS - by category	Dec 31, 2003	Dec. 31, 2002
-land (perpetual usufruct of land)	**9 278**	8 972
-buildings	**7 954**	6 253
instruments	**34**	34
Total other short-term investments	**17 266**	15 259

NOTE 9G

OTHER SHORT-TERM INVESTMENTS - by currency	Dec 31, 2003	Dec. 31, 2002
a) in Polish currency (PLN)	**17 266**	15 259
b) in foreign currencies (and as restated in PLN)	**0**	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total other short-term investments	**17 266**	15 259

NOTE 10

SHORT-TERM DEFERRED EXPENSES	Dec 31, 2003	Dec. 31, 2002
a) deferred expenses, of which:	**2 987**	3 448
- payroll expenses	**0**	0
-finanacial costs	**0**	811
-operation costs	**1 941**	1 180
- cost of insurance	**792**	651
- other	**254**	806
b) other deferred assets, of which:	**0**	0
-		
Total short-term deferred assets	**0**	0

NOTE 11

In the present reporting period the following write-downs due to permanenet impairment in value of fixed assets were performed:

I/Long term financial investments- 282 PLN thousand , due to permanent impairment in value of net assets .

II/Short term receivables -data by titles are presented in note 7

NOTE 12

SHARE CAPITAL				Par value on shares =	2,00 PLN			
Series / issue	Type of shares	Type of shares preference	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration	Date of registration	Dividend rights (since)
A	common beare	-	37 500 000	75 000 000	own funds	09.01.1991	09.01.1991	
B	common beare	-	8 523 625	17 047 250	cash	21.04.1998	01.01.1997	
C	common beare	-	53 383	106 766	cash	21.04.1998	01.01.1997	
Total number of shares			46 077 008					
Total share capital				92 154 016				

As of December 31, 2003 there are following shareholders, who possess over 5% of shares:
Accor S.A. - 35,58%, Deutsche Bank-12,42%(incl.ReiblHL - 10,37%), CU OFE BPH CU WBK-5,08%, Globe Trade Centre S.A. - 5%.Information about company's shareholders on the date of submitting the financial report is shown in Note 23 of Additional notes.

#ADR!

OWN SHARES IN TREASURY				
Number of shares	Value at purchase price	Balance-sheet value	Objective of purchase	Appropriation
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-

NOTE 13B

ISSUER'S SHARES OWNED BY ITS AFFILIATED COMPANIES			
Name of company, location	Number of shares	Value at purchase price	Balance-sheet value
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

NOTE 14

RESERVE CAPITAL	Dec 31, 2003	Dec. 31, 2002
a) additional paid-in capital	132 944	132 944
b) capital established due to legal restrictions	55 341	55 341
c) capital established due to statutory/contractual provisions, in excess of the (minimum) value required by law	487 273	467 965
d) additional capital contributed by shareholders/partners	0	0
e) other - by type	52 712	51 828
-		
Total reserve capital	728 270	708 078

NOTE 15

REVALUATION CAPITAL	Dec 31, 2003	Dec. 31, 2002
a) revaluation of tangible assets	267 659	268 216
b) gains / losses on valuation of financial instruments, of which:	0	0
- on valuation of hedging instruments	0	0
c) deferred income tax	- 103	- 609
d) foreign exchange differences on foreign divisions	0	0
e) other - by type	544	2 255
- valuation of long term investments	544	2 255
Total reserve capital	268 100	269 862

NOTE 16

OTHER RESERVE CAPITAL - by appropriation	Dec 31, 2003	Dec. 31, 2002
- provision for purchase of the right of perpetual usufruct of land acquired from local administawtive authorities	65 000	0
Total other reserve capital	65 000	0

NOTE 17

NET PROFIT WRITE-OFFS DURING THE FINANCIAL YEAR - specifically	Dec 31, 2003	Dec. 31, 2002
-		
Total net profit write-offs during the financial year	0	0

NOTE 18A

CHANGES IN RESERVE FOR DEFERRED INCOME TAX	Dec 31, 2003	Dec. 31, 2002
1. Reserve for deferred income tax at the beginning of period, of which:	15 996	15 241
a) reflected in financial results	15 388	13 738
- tangible fixed assets	10 922	9 117
- long term investments	459	628
- short term receivables	108	79
- short term investments	3 899	3 914
- short term liabilities	0	0
b) reflected in shareholders' equity	608	1 503
- long term investments	608	1 503
- short term investments	0	0
- short term receivables	0	0
c) reflected in in goodwill or negative goodwill	0	0
2. Additions	4 085	3 210
a) reflected in financial results for the priod due to positive timing differences:	4 054	3 053
- timing difference from the prior reporting period	3 595	210

- tangible fixed assets	**2 600**	0
- long term investments	**451**	0
- short term receivables	**124**	108
- short term investments	**221**	102
- long term liabilities	**143**	0
-short term liabilities	**56**	0
- change of ratio	**0**	2 769
- tangible fixed assets	**0**	2 631
- long term investments	**0**	138
- others	**459**	74
- short term investments	**459**	74
b) reflected in shareholders' equity for the priod due to positive timing differences:	**31**	157
- change of tax ratio	**31**	157
- long term investments	**31**	157
c) reflected in in goodwill or negative goodwill due to positive timing differences:	**0**	0
-		
3. Reductions	**- 6 064**	- 2 455
a) reflected in financial results for the priod due to positive timing differences:	**- 5 528**	- 1 403
- reverse of timing differences	**- 725**	- 955
- tangible fixed assets	**- 617**	- 826
- short term receivables	**- 108**	- 79
- short term investments	**0**	- 50
- change of tax ratio	**- 4 344**	- 374
- tangible fixed assets	**- 3 053**	0
- long term investments	**0**	- 233
- short term investments	**- 1 291**	- 141
- short term liabilities	**0**	0
- others	**- 459**	- 74
- long term investments	**- 459**	- 74
b) reflected in shareholders' equity for the priod due to positive timing differences:	**- 536**	- 1 052
- reverse of timing differences	**- 506**	- 1 052
- long term investments	**- 506**	- 1 052
- change of tax ratio	**- 30**	0
- long term investments	**- 30**	0
c) reflected in in goodwill or negative goodwill due to positive timing differences:	**0**	0
-		
4. Reserve for deferred income tax at the end of period, of which:	**14 017**	15 996
a) reflected in financial results	**13 914**	15 388
- tangible fixed assets	**9 852**	10 922
- long term investments	**451**	459
- short term receivables	**124**	108
- short term investments	**3 288**	3 899
- long term liabilities	**143**	0
- short term liabilities	**56**	0
b) reflected in shareholders' equity	**103**	608
- long term investments	**103**	608
- short term investments	**0**	0
- short term receivables	**0**	0
c) reflected in in goodwill or negative goodwill	**0**	0

Positive timing differences - charged to profit and loss account

	short term		long term	
		2005 year	2006 year	next
years				
Assets				
tangible fixed assets	16 762	3 079	3 079	28 930
long term investments				2 376
short term receivables	655			
short term investments	17 304			
long term liabilities		402	221	130
short term liabilities	295			
TOTAL	35 016			38 216

Positive timing differences - charged to reserve capital
Assets

	short term		long term	
		2005 year	2006 year	next
years				
Assets				
long term investments				544
short term investments				
TOTAL				382

NOTE 18B

CHANGES IN LONG-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	**Dec 31, 2003**	Dec. 31, 2002
a) balance at the beginning of period	**35 046**	42 957
- reserve for retirement severance payments	**5 632**	9 098
- reserve for jubilee awards	**29 047**	33 859
- reserve fordisability payment	**367**	0
b) additions, of which:	**2 156**	1 353
- reserve for retirement severance payments	**398**	0
- reserve for jubilee awards	**1 696**	986
- reserve fordisability payment	**62**	367
c) reversals, of which:	**0**	0
- reserve for retirement severance payments	**0**	0
- reserve for jubilee awards	**0**	0
d) reverse of provision	**0**	- 3 466
- reserve for retirement severance payments	**0**	- 3 466
e) transfer to short term provisions	**- 5 940**	- 5 798
- reserve for retirement severance payments	**- 875**	0
- reserve for jubilee awards	**- 5 065**	- 5 798
- reserve fordisability payment	**0**	0
f) balance at the end of period	**31 262**	35 046
- reserve for retirement severance payments	**5 155**	5 632
- reserve for jubilee awards	**25 678**	29 047
- reserve fordisability payment	**429**	367

NOTE 18C

CHANGES IN SHORT-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	Dec 31, 2003	Dec. 31, 2002
a) balance at the beginning of period	5 012	6 744
- reserve for retirement severance payments	378	1 918
- reserve for jubilee awards	4 585	4 826
- reserve fordisability payment	49	0
b) additions, of which:	6 833	5 847
-set up a provision	893	49
- reserve for retirement severance payments	77	0
- reserve for jubilee awards	806	0
- reserve fordisability payment	10	49
- transfer from long term investments	5 940	5 798
- reserve for retirement severance payments	875	0
- reserve for jubilee awards	5 065	5 798
c reversals, of which:	- 5 987	- 7 261
- reserve for retirement severance payments	- 902	- 1 222
- reserve for jubilee awards	- 5 065	- 6 039
- reserve fordisability payment	- 20	0
d reverse a provision	0	- 318
- reserve for retirement severance payments	0	- 318
- *reserve for jubilee awards*	0	0
e) balance at the end of period	5 858	5 012
- reserve for retirement severance payments	428	378
- reserve for jubilee awards	5 391	4 585
- reserve fordisability payment	39	49

NOTE 18D

CHANGES IN OTHER LONG-TERM PROVISIONS - specifically	Dec 31, 2003	Dec. 31, 2002
a) balance at the beginning of period	19 090	17 172
- liability towards Varimpex - leases	19 090	17 172
b) additions, of which:	1 190	1 918
- liability towards Varimpex - leases	1 190	1 918
c) applications, of which:	0	0
-		
d) transfer to short term provisions	0	0
e) balance at the end of period	20 280	19 090
- leases liabilities towards Varimpex	20 280	19 090

NOTE 18E

CHANGES IN OTHER SHORT-TERM PROVISIONS - specifically	Dec 31, 2003	Dec. 31, 2002
a) balance at the beginning of period	263	377
- reserve for liabilities from litigations in courts of law	263	377
b) additions, of which:	5 840	0
- reserve for liabilities from litigations in courts of law	5 840	0
c) reversals, of which:	- 33	- 114
- reserve for liabilities from litigations in courts of law	- 33	- 114
d) balance at the end of period	4 522	263
- other	4 522	263

NOTE 19A

LONG-TERM LIABILITIES	Dec 31, 2003	Dec. 31, 2002
a) to subsidiary companies	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
b) to mutually controlled companies	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
c) to associated companies	0	0
- credits and loans	0	0
- long-term notes payable issued		
- other financial liabilities, of which:		
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
d) to a significant investor	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
e) to the parent company	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
e) to other companies	**314 759**	48 928
- credits and loans	**302 648**	48 928
- long-term notes payable issued	0	0
- other financial liabilities, of which:	**12 111**	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
Total long-term liabilities	**314 759**	**48 928**

NOTE 19B

LONG-TERM LIABILITIES - by maturity	Dec 31, 2003	Dec. 31, 2002
a) over 1 to 3 years	**192 833**	6 632
b) over 3 to 5 years	**121 926**	42 296
c) over 5 years	**0**	0
Total long-term liabilities	**314 759**	48 928

NOTE 19C

LONG-TERM LIABILITIES - by currency	Dec 31, 2003	Dec. 31, 2002
a) in Polish currency (PLN)	**15 965**	7 921
b) in foreign currencies (and as restated in PLN)	**298 794**	41 007
b1. unit / currency .thousands. / .EUR	**62 426**	10 000
in thousands PLN	**298 794**	41 007
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total long-term liabilities	**314 759**	**48 928**

ORBIS S.A. SA-R 2003 in thousands of PLN

NOTE 19D

LONG-TERM BANK CREDITS AND LOANS									
Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
BWE- 24/ORB*	Warszawa	11 202		2 666		15% per annum	2007.10.07	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Warszawa, Solny,Francuski	-
Ministerstwo Finansów-I/94	Warszawa	18 700		5 430		50% of the refinancing credit	2005.08.01	mortgage to secure future claims established in respect of the Hotel Forum Kraków	-
Konsorcjum Banków	Londyn	234 047	48 700EUR	235 061	48 911EUR	Euribor + margin and obligatory costs	2008.01.15	mortgage to secure future claims established in respect of the hotels:Novotel Centrum Poznań,Novotel Airport,Sofitel Victoria Warszawa and Hekon Guarantee for tranche A)	-
ACCOR loan (within a framework of purchase HEKON -Hotele Ekonomiczne))	Warszawa	64 747	13 726	65 106	13 802	Euribor + margin and obligatory costs	2008.10.31	without additional securities	-

NOTE 19E

LONG-TERM NOTES PAYABLE							
Notes payable issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

NOTE 20A

CURRENT LIABILITIES	Dec 31, 2003	Dec. 31, 2002
a) to subsidiary companies	**110 976**	0
- credits and loans	**0**	0
- long-term notes payable issued	**0**	0
- issue of debt securities	**110 670**	0
- dividends	**0**	0
- other financial liabilities, of which:	**25**	0
- payment for shares acquired	**25**	0
- trade liabilities, by maturity:	**281**	0
- up to 12 months	**281**	0
- over 12 months	**0**	0
- trade prepayments received	**0**	0
- promissory notes payable	**0**	0
- other	**0**	0
b) to mutually controlled companies	**0**	0
- credits and loans	**0**	0
- long-term notes payable issued	**0**	0
- issue of debt securities	**0**	0
- dividends		
- other financial liabilities, of which:		
- trade liabilities, by maturity:	**0**	0
- up to 12 months	**0**	0
- over 12 months	**0**	0
- trade prepayments received	**0**	0
- promissory notes payable	**0**	0
- other	**0**	0
c) to associated companies	**13**	742
- credits and loans	**0**	0
- long-term notes payable issued	**0**	0
- issue of debt securities	**0**	0
- dividends	**0**	0
- other financial liabilities, of which:	**13**	500
- payment for shares acquired	**13**	500
- trade accounts payable	**0**	242
- to 12 months	**0**	242
- over 12 months	**0**	0
- trade prepayments received	**0**	0
- promissory notes payable	**0**	0
- other	**0**	0
d) to a significant investor	**0**	0
- credits and loans	**0**	0
- long-term notes payable issued	**0**	0
- issue of debt securities	**0**	0
- dividends	**0**	0
- other financial liabilities, of which:	**0**	0
- trade accounts payable	**0**	0
- to 12 months	**0**	0
- over 12 months	**0**	0
- trade prepayments received	**0**	0
- promissory notes payable	**0**	0
- other	**0**	0
-		
e) to the parent company	**0**	0
- credits and loans	**0**	0
- long-term notes payable issued	**0**	0

- issue of debt securities	0	0
- dividends		
- other financial liabilities, of which:	0	0
- trade accounts payable	0	0
- to 12 months	0	0
- over 12 months	0	0
- trade prepayments received	0	0
- promissory notes payable	0	0
- other	0	0
f) to other companies	60 648	59 310
- credits and loans	4 580	9 198
- long-term notes payable issued	4 580	9 198
- issue of debt securities	0	0
- dividends	0	0
- other financial liabilities, of which:	12 111	0
- trade accounts receivable, with maturity of:	24 448	26 358
- less than 12 months	24 448	22 734
- over 12 months	0	3 624
- trade prepayments received	2 568	2 302
- promissory notes payable	0	0
- taxes, import tariffs and other	9 603	11 671
- salaries and wages payable	1 866	3 267
- other	5 472	6 514
- special funds	7 427	8 190
-Company Social Fund	7 409	8 171
- other	18	19
Total current liabilities	179 064	68 242

NOTE 20B

CURRENT LIABILITIES - by currency	**Dec 31, 2003**	Dec. 31, 2002
a) in Polish currency (PLN)	177 680	66 164
b) in foreign currencies (and as restated in PLN)	1 384	2 078
b1. unit / currency thousand /USD	71	182
in thousands PLN	270	710
b2. unit / currency thousand /EUR	233	330
in thousands PLN	1 112	1 342
b3. in other foreign currencies as restated in thousands PLN	2	26
Total current liabilities	179 064	68 242

NOTE 20C

SHORT-TERM BANK CREDITS AND LOANS									
Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-

NOTE 20D

COMMERCIAL PAPERS PAYABLE							
Commercial papers issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments
Bonds for Hekon Hotele Ekonomiczne S.A.	109 620	3MWIBOR +margin	31.10.2004	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

NOTE 21A

CHANGES IN NEGATIVE GOODWILL	Dec 31, 2003	Dec. 31, 2002
Balance at the beginning of period	0	0
a) increases, of which:	0	0
-		
b) decreases, of which:	0	0
-		
Negative goodwill at the end of period	0	0

NOTE 21B

ACCRUED EXPENSES AND DEFERRED INCOME	Dec 31, 2003	Dec. 31, 2002
a) accrued expenses, of which:	7 104	8 071
- long-term accruals:	0	0
- short-term accruals:	7 104	8 071
- reserve for liabilities towards employees	2 826	3 071
- reserve for franchising fees	57	57
- reserves for taxes, import tariffs and other	2 924	2 345
- reserve for the costs of branch liquidation	74	1 353
- reserve for the costs of services purchased	933	696
- reserve for the commissions of travel agents	273	243
;-other	17	306
b) deferred income, of which:	6 056	6 358
- long-term accruals:	144	200
other operating profits	144	200
- short-term accruals:	5 912	6 158
- free of charge take over of ownership rights	4 859	5 160
- trade prepayments	880	802
- other	173	196
Total accrued expenses and deferred income	13 160	14 429

NOTE 22

K Book value per share is calculated as a quotient of shareholder's equity and number of shares.There was no diluted elements.

ORBIS S.A. SAR 2003 in thousands of PLN

NOTES TO OFF-BALANCE-SHEET ITEMS

NOTE 23A

CONTINGENT RECEIVABLES FROM AFFILIATED COMPANIES - due to	Dec 31, 2003	Dec. 31, 2002
a) guarantees received, of which:	0	0
- from subsidiary companies		
- from mutually controlled companies		
- from associated companies		
- from a significant investor		
- from the parent company		
b) other (due to)	0	0
-		
- of which from subsidiary companies		
- of which from mutually controlled companies		
- of which from associated companies		
- of which from a significant investor		
- of which from the parent company		
-		
- of which from subsidiary companies		
- of which from mutually controlled companies		
- of which from associated companies		
- of which from a significant investor		
- of which from the parent company		
-		
Total contingent receivables from affiliated companies	0	0

NOTE 23B

CONTINGENT LIABILITIES TO AFFILIATED COMPANIES - due to	Dec 31, 2003	Dec. 31, 2002
a) guarantees extended, of which:	4 438	4 993
- to subsidiary companies		
- to mutually controlled companies		
- to associated companies	4 438	4 993
- to a significant investor		
- to the parent company		
b) other (due to)	0	0
-		
- of which to subsidiary companies		
- of which to mutually controlled companies		
- of which to associated companies		
- of which to a significant investor		
- of which to the parent company		
-		
- of which to subsidiary companies		
- of which to mutually controlled companies		
- of which to associated companies		
- of which to a significant investor		
- of which to the parent company		
-		
Total contingent liabilities to affiliated companies	4 438	4 993

NOTES TO PROFIT AND LOSS ACCOUNT

NOTE 24A

NET SALES OF PRODUCTS - by class of business	Dec 31, 2003	Dec 31, 2002
hotel and ancillary services	391 562	407 562
- of which to affiliated companies	22 493	27 539
food and beverages	136 468	149 533
- of which to affiliated companies	3 609	4 538
lease of presmiese	26 240	27 616
- of which to affiliated companies	3 781	5 783
other	15 958	18 012
- of which to affiliated companies	3 377	13 189
Total net sales of products	570 228	602 723
- of which to affiliated companies	33 260	51 049

NOTE 24B

NET SALES OF PRODUCTS - by geographic area	Dec 31, 2003	Dec 31, 2002
a) domestic sales	570 228	602 723
- of which to affiliated companies	33 260	51 049
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
b) export sales	0	0
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
Total net sales of products	570 228	602 723
- of which from affiliated companies	33 260	51 049

NOTE 25A

NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of business	Dec 31, 2003	Dec 31, 2002
sales of merchandise	4 407	4 999
- of which to affiliated companies	0	0
sales of raw materials	482	433
- of which to affiliated companies	0	0
-		
Total net sales of merchandise and raw materials	4 889	5 432
- of which to affiliated companies	0	0

NOTE 25B

NET SALES OF MERCHANDISE AND RAW MATERIALS - by geographic area	Dec 31, 2003	Dec 31, 2002
a) domestic sales	**4 889**	5 432
- of which to affiliated companies	**0**	0
-		
- of which to affiliated companies	**0**	0
-		
- of which to affiliated companies	**0**	0
-		
b) export sales	**0**	0
- of which to affiliated companies	**0**	0
-		
- of which to affiliated companies	**0**	0
-		
- of which to affiliated companies	**0**	0
-		
Total net sales of merchandise and raw materials	**4 889**	5 432
- of which from affiliated companies	**0**	0

NOTE 26

EXPENSES - by type	Dec 31, 2003	Dec 31, 2002
a) amortization and depreciation	**50 862**	67 922
b) raw materials and energy used	**99 309**	106 683
c) third party work	**112 882**	108 395
d) taxes and charges	**25 318**	25 400
e) salaries and wages	**168 273**	196 757
f) social security and other employee benefits	**44 321**	53 679
g) other expenses:	**15 965**	15 874
- VAT	**492**	889
- business travel	**1 968**	1 898
- insurance premium	**1 906**	1 774
Total expenses by type	**516 930**	574 710
Changes in inventories, products and deferred expenses	**0**	0
Cost of work and services for own needs (negative value)	**0**	0
Distribution expenses (negative value)	**- 38 728**	- 40 076
General administrative expenses (negative value)	***- 81 058***	*- 84 694*
Cost of products sold	**397 144**	449 940

NOTE 27

OTHER OPERATING INCOME	Dec 31, 2003	Dec 31, 2002
a) provisions cancelled, of which:	**1 289**	6 303
- liabilities due to employees	**1 289**	6 303
- other	**0**	0
b) other, of which:	**8 302**	12 555
- profit from non-financial investments	**1 746**	2 473
-withdrawal of revaluation write-offs	**1 122**	206
- indemnities received	**578**	648
- trademark licence fees	**2 369**	2 519
- donations received	**160**	31
- return of tax payment	**35**	4 032
- return wages of apprentices	**399**	475
-perpetual usufruct of land	**0**	651
- other	**1 893**	1 520
Total other operating income	**9 591**	18 858

NOTE 28

OTHER OPERATING EXPENSES	Dec 31, 2003	Dec 31, 2002
a) provisions established, of which:	**5 735**	5 053
- future claims of lessor	**1 190**	1 918
- *liabilities due to employees*	**4 424**	1 401
- employment restructuring costs	**32**	981
- taxes	**81**	0
-other liabilities	**8**	753
b) other, of which:	**11 454**	17 915
- cost of non-financial long term investments	**953**	678
- positive goodwill depreciation	**456**	547
- donations	**420**	346
- trademark costs	**71**	134
- costs of assets disposal	**53**	2 089
- fines, penalties paid	**133**	54
- employment restructuring costs	**8 070**	12 296
- costs of aprentices refund	**325**	430
- other	**973**	1 341
Total other operating expenses	**17 189**	22 968

NOTE 29A

FINANCIAL INCOME ON DIVIDENDS	Dec 31, 2003	Dec 31, 2002
a) from affiliated companies, of which:	**1 566**	0
- *from subsidiary companies*	**0**	0
- from mutually controlled companies	**0**	0
- from associated companies	**1 566**	0
- *from a significant investor*	**0**	0
- from the parent company	**0**	0
-from others	**0**	0
b) from other companies	**0**	151
Total financial income from dividends	**1 566**	151

NOTE 29B

FINANCIAL INCOME ON INTEREST RECEIVABLE	Dec 31, 2003	Dec 31, 2002
a) interest on loans granted	**0**	0
- from affiliated companies, of which:	**0**	0
- from subsidiary companies	**0**	0
- from mutually controlled companies	**0**	0
- from associated companies	**0**	0
- from a significant investor	**0**	0
- from the parent company	**0**	0
- from other companies	**0**	0
b) other interest	**38**	413
- from affiliated companies, of which:	**38**	73
- from subsidiary companies	**0**	0
- from mutually controlled companies	**0**	0
- from associated companies	**38**	73
- from a significant investor	**0**	0
- from the parent company	**0**	0
- from other companies	**0**	0
c) interest received	**2 202**	3 431
c) interest not received	**169**	147
Total financial income on interest receivable	**2 409**	3 991

NOTE 29C

OTHER FINANCIAL INCOME	Dec 31, 2003	Dec 31, 2002
a) gain on foreign exchange differences	**0**	0
- realized	**0**	0
- unrealized	**0**	0
b) reserves cancelled, of which:	**0**	0
-		
c) other, of which:	**1 483**	1 518
- foreign currency cashier outlets	**1 465**	1 491
- other	**18**	27
Total other financial income	**1 483**	1 518

NOTE 30A

FINANCIAL EXPENSES DUE TO INTEREST PAYABLE	Dec 31, 2003	Dec 31, 2002
a) interest on credits and loans contracted	**929**	1 333
- for affiliated companies, of which:	**0**	0
- for subsidiary companies	**0**	0
- for mutually controlled companies	**0**	0
- for associated companies	**0**	0
- for a significant investor	**0**	0
- for the parent company	**0**	0
- for other companies(unsettled)	**929**	1 333
b) other interest calculated but unsettled	**2 524**	835
- for affiliated companies, of which:	**0**	0
- for subsidiary companies	**0**	0
- for mutually controlled companies	**0**	0
- for associated companies	**0**	0
- for a significant investor	**0**	0
- for the parent company	**0**	0
- for other companies	**2 524**	835
Total financial expenses due to interest payable	**3 453**	2 168

NOTE 30B

OTHER FINANCIAL EXPENSES	Dec 31, 2003	Dec 31, 2002
a) loss on foreign exchange differences	**7 855**	154
- realized	**321**	13
- unrealized	**7 534**	141
b) reserves cancelled, of which:	**0**	0
-		
c) other, of which:	**949**	1 546
- deffered costs of organisation and expansion	**812**	1 541
- other	**137**	5
Total other financial expenses	**8 804**	1 700

NOTE 31

K ORBIS S.A. Prepares consolidated financial statements.

NOTE 32

EXTRAORDINARY GAINS	Dec 31, 2003	Dec 31, 2002
a) windfall gains	63	158
b) other extraordinary income, of which:	0	0
-		
Total extraordinary gains	63	158

NOTE 33

EXTRAORDINARY LOSSES	Dec 31, 2003	Dec 31, 2002
a) casualty losses	58	36
b) other extraordinary expenses	0	0
-		
Total extraordinary losses	58	36

NOTE 34A

CURRENT CORPORATE INCOME TAX	Dec 31, 2003	Dec 31, 2002
1. Profit (loss) before taxation	**64 047**	44 436
2. Differences between profit (loss) before taxation and income tax basis, of which:	**- 166**	- 3 202
- permanent	**4 748**	5 423
- timing	**- 4 914**	- 8 625
3. Income tax basis	**63 881**	41 234
4. Corporate income tax at .... % rate	**17 248**	11 545
5. Increases, reliefs, exemptions, allowances, and reductions in/of corporate income tax	**- 235**	3
6. Current corporate income tax as stated in the taxation statement for the period, of which:	**17 013**	11 548
- disclosed in the profit and loss account	**17 248**	11 548
- referring to items that decreased or incrased the shareholders' equity	**0**	0
- referring to items that decreased or incrased the goodwill or negative goodwill	**0**	0

NOTE 34B

DEFERRED CORPORATE INCOME TAX	Dec 31, 2003	Dec 31, 2002
- decrease (increase) due to occurrence or reversal of timing differences	**3 638**	103
- decrease (increase) due to change of taxation rates	**- 1 305**	1 728
- decrease (increase) due to formerly not recognized losses, tax reliefs, or timing differences of prior periods	**0**	0
- decrease (increase) due to writing-off assets by virtue of deferred income tax or lack of possibility of applying a reserve on deferred income tax	**0**	0
- other components of deferred income tax, of which:	**0**	0
-		
Total deferred income tax	**2 333**	1 831

NOTE 34C

TOTAL AMOUNT OF DEFERRED INCOME TAX	Dec 31, 2003	Dec 31, 2002
- included in the shareholders' equity	- 505	- 895
- included in the goodwill or negative goodwill	0	0

NOTE 34D

INCOME TAX AS STATED IN THE PROFIT AND LOSS ACCOUNT referring to	Dec 31, 2003	Dec 31, 2002
- abandoned business activities	0	0
- result of extraordinary items	1	34

NOTE 35

OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES) - specifically	Dec 31, 2003	Dec 31, 2002
-		
Total other obligatory income decreases (loss increases)	0	0

NOTE 36

SHARE IN NET PROFITS (LOSSES) OF SUBSIDIARY AND ASSOCIATED COMPANIES VALUED UNDER THE EQUITY METHOD	Dec 31, 2003	Dec 31, 2002
- write-down from goodwill of subsidiary and associated companies		
- write-down from negative goodwill of subsidiary and associated companies	0	0
- write-down of difference the valuation of net assets		

Nota 37

The decision of General Assembly of Orbis S.A. Shareholders apportioned the net profit generated during the financial year ended December 31,2002 to:

-the dividend in the amount of PLN 15,666,182.72 (34 Grosze per share)

- the reserve capital in the amount of PLN 14,739,681.17
- the other reserve capitals in the amount of PLN 651,100.00

Nota 38

Profit per ordinary share is calculated as a quotient of profit for the last 12 months and the number of ordinary shares.*There were not any diluting factors in the present reporting period.*

NOTES TO CASH FLOW SATEMENT

K Structure of cash and cash equivalents as of 31.12.2003

	31.12.2003	31.12.2002
Cahs, of which :	27 722	127 159
- on hand	901	1 248
- in the bank	19 591	105 704
- deposit account	7 230	20 207
Cash equivalents, of which :	2 561	2 852
- cash in transit	482	502
- Social security fund	2 079	2 350
other financial assets	4	5
TOTAL	30 287	130 016

The change in provisions, deferred assets and accrued expenses presented in cash flow statement equals the *change in balance sheet.*

change in provisions	
change in balance sheet	1 429
reversal of timing differences reflected in capital	506
change in cash flow statement	1 935

Change in receivables	
change in balance sheet	(2 470)
dividend due for payment	(237)
compensation of loan	(242)
	(76)
change in cash flow statement	(1 807)

Change in liabilities	
change in balance sheet	115 440
issuance of bonds	(109 620)
others	198
change in balance sheet	(6 489)

Other adjustments of net profit in cash flow statement for operating activities include:

- change due to permanent impairment in value of financial investments	(282)
- increase of capital in affiliated company	866
- others	(22)
TOTAL	(562)

ORBIS
GRUPA HOTELOWA

Additional notes

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Additional Notes

Note No 1. Information concerning financial instruments

1.1. Financial instruments per categories and balance sheet position

Changes in particular categories of financial assets (save for cash and other cash assets) as well as financial liabilities during a 12-month period ending on December 31, 2003:

FINANCIAL INSTRUMENTS – changes broken down into categories, in PLN '000						
		Tradable financial assets A	Tradable financial liabilities B	Loans granted and receivables C	Financial sets held to maturity D	Financial assets available for sale E
1.	**Opening balance**	-	-	1 888	-	-
2.	**Additions**	-	-	125	-	-
	- purchase	-	-	-	-	-
	- interest	-	-	125	-	-
	- positive exchange rate differences	-	-	-	-	-
	- valuation	-	-	-	-	-
3.	**Deductions**	-	-	86	-	-
	- valuation	-	-	86	-	-
	- other	-	-	-	-	-
4.	**Closing balance**	-	-	1 927	-	-

1.2. Information concerning financial instruments in the Company

1.2.1. a) Brief characteristics of financial instruments

A. Derivative instruments incorporated into agreements

The methods of valuation and presentation of instruments in-built into agreements comply with the Regulation of the Minister of Finance dated December 12, 2001, concerning the methods of reporting, methods of valuation, scope of disclosure and manner of presentation of financial instruments. The Company analyzed its assets and liabilities in order to identify derivative instruments incorporated into agreements. The value of identified financial instruments incorporated into contracts, where payments are denominated in or tied to a currency other than that of the Company or another party to the contract or contracts executed in a currency other than that usually applied in a given type of a contract is insignificant from the point of view of the duty of fair and transparent presentation in the financial standing and property possessed by the Company as well as its financial results.

B. Tradable financial liabilities

The Company does not have any tradable financial liabilities.

C. Loans and receivables

Under the balance sheet item "long-term investments", the Company reports long-term loan given to Globis Poznań Sp. z o.o. (affiliated entity). The loan is dated August 30, 2001, amounts to US$ 450,000 and was converted according to the rate of exchange of 4.2317 (equivalent to PLN 1,950 thousand) as of the date of payment. The repayment date is August 30, 2006. Balance as of the balance sheet date equals PLN 1,927 thousand (the principal amount of the loan: PLN 1,727 thousand + interest of PLN 286 thousand + negative exchange rate differences of PLN 86 thousand).

D. Financial assets held to maturity
The Company does not have any financial assets held to maturity.

E. Marketable financial assets
Marketable financial assets include shares and interests in other companies that can be short or long-time holdings. As of the balance sheet date, this category includes interest in the following companies: Bank Współpracy Europejskiej S.A., Polskie hotele Sp. z o.o in liquidation, Rena-Kord S.A., Tarpan Sp. z o.o. in liquidation, PPTE Diament S.A. in liquidation, Walewice Sp. z o.o. in liquidation, Polorbis Reiseunternehmen GmbH in Köln. Interest in the following companies: Polskie hotele Sp. z o.o in liquidation., Rena-Kord S.A., Tarpan Sp. z o.o. in liquidation, PPTE Diament S.A. in liquidation, Walewice Sp. z o.o. in liquidation i Polorbis – Köln are fully written-off, so that their balance-sheet value equals zero.

1.2.1 b) Applicable valuation methods
The fair value of financial assets and liabilities as of the balance sheet date has been established in accordance with the description contained in the introduction to the financial statements.

1.2.1 c) Method of reporting the results of revaluation of financial assets belonging to the category of marketable assets
Marketable financial assets are valued as of the balance sheet date according to their fair value. The results of revaluation of short-term financial assets are posted to the profit and loss account, and of the long-term assets, to revaluation reserve.

1.2.1. d) Principles of reporting financial instruments purchased at regulated market in accounting books
In its accounting books, Orbis S.A. reports financial instruments purchased on a regulated market as of the date of executing the agreement concerning purchase of a given asset.

1.2.1. e) Information concerning the interest rate burden
Orbis S.A. is exposed to the risk of fluctuating short-term interest rates on variable-rate debt as well as on changes of the long-term interest rates in case of incurring a new debt or refinancing the existing debt.
The Company is not exposed to interest rate risk related to a premature buy-back date or revaluation date arising out of an agreement.
Detailed information available under section.1.2.10.

1.2.1 f) Credit risk
Orbis S.A. recognizes three areas of credit risk to which is might be exposed:
- customer creditworthiness (trade credit),
- creditworthiness of financial institutions (banks/brokers), parties or agents of hedging agreements,
- creditworthiness of entities, whose stocks the Company acquires or invests in.

Considering the scope of business conducted by Orbis S.A. in 2003, the most fundamental risks are related to the Company's customer creditworthiness. In order to eliminate as far as possible the negative effects, Orbis S.A. monitors their business partners in terms of their creditworthiness and conveys information concerning potential threats to its branches.

Due to absence of any major concentration of the credit risk, as well as a fairly large share of relatively minor transactions in the overall trade volume, there is no need to apply special collaterals or securities in transactions.

1.2.2 Information concerning marketable or tradable financial assets, valued at adjusted purchase price

Information contained the valuation of marketable financial assets is given under section 1.2.1.a) E. Orbis S.A. holds no tradable financial assets valued at adjusted purchase price.

1.2.3 Financial assets and liabilities valued otherwise than at fair value

Orbis S.A. holds no financial assets or liabilities valued otherwise than at fair value.

1.2.4 Agreements converting financial assets into securities or buy-back contracts

In 2003, Orbis S.A. did not enter into buy-back contracts or agreements which would result in conversion of financial assets into securities. No assets have been withdrawn from the accounting books.

1.2.5 Change in the valuation of financial assets

Orbis S.A. does not practice conversion of valuation based on financial assets' fair value into valuation at adjusted purchase price.

1.2.6 Information concerning revaluation write-offs for a permanent loss in value of financial assets

In the current reporting period, the Company made a revaluation write-off for a permanent loss in value of financial assets in the amount of PLN 282 thousand relating to interest in the company PPTE Diament. In the past reporting periods, write-offs for a permanent loss of value in the following companies has been made:

Polskie hotele Sp. z o.o in liquidation	PLN	1 thousand,
Rena-Kord S.A. PLN	PLN	1 thousand,
Tarpan Sp. z o.o. in liquidation	PLN	36 thousand,
PPTE Diament S.A. in liquidation	PLN	150 thousand,
Walewice Sp. z o.o. in liquidation	PLN	4 thousand,
Polorbis Köln for an amount of	PLN	505 thousand.

1.2.7 Information concerning interest income on debt financial instruments, loans and receivables

Since Orbis S.A. granted loans which now fall into a category "loans and receivables", during the current reporting period, Orbis S.A. reported interest income on PLN 124 thousand with maturity of over 12 months.

1.2.8 Revalued unrealized interest on loans and receivables

Orbis S.A. did not make any revaluation write-offs for a permanent loss in value of unrealized interest on loans granted and on receivables.

1.2.9 Information concerning costs of interest on financial debt in PLN '000

Item description	Interest accrued and realized	Interest accrued and unrealized		
		Up to 3 months	From 3 to 12 months	Over 12 months
Long-term financial debt	1 938 888.90	86 784.84	1 450 642.77	-

1.2.10 Managing risk in the controlling (dominant) company

The main risk areas to which Orbis S.A. is exposed are: the risk of foreign exchange rate fluctuation and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and the income statement.

The Company conducts a uniform policy of managing the financial risk as well as permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility of securing cash flows.

The Company attempts to eliminate unnecessary financial risk (defined as cash flow volatility) and restrain the risk related to money and capital market volatility. This objective is implemented by way of identifying, securing and active risk management as well as evaluation and monitoring the costs of Company's debt.

Exposure to additional risk unrelated with the accepted business activity is deemed improper.

The policy and risk management strategy is determined and monitored by the Management Board.

Current responsibilities in the aspect of risk management are dealt with by the Risk Committee and special units established for this purpose.

Foreign currency risk

The risk of fluctuations of foreign currencies is significant for Orbis S.A. due to:

- entering, within the framework of core operating activities, into contracts relating to the sale of tourist and hotel services, part of which is denominated in foreign currencies; in addition, also supply-related purchases may be effected in foreign currencies,
- execution, within the framework of investment activities, into contracts implemented or denominated in foreign currencies,
- incurring foreign currency credits or credits denominated in foreign currency.

The base currency of the Company is the Polish Zloty (PLN).

In order to offset the risk of its foreign currency exposure, Orbis S.A. makes an effort to first of all use natural hedging mechanisms. Furthermore, also derivative instruments, such as forwards, swaps and options are availed of for the purpose of curbing the risk.

The Company does not use financial instruments for speculative purposes.

Interest rate risk

As a result of a declining interest rates on domestic borrowings, as well as attractive interest rate terms, being at the level of of the refinancing credit rate, Orbis S.A. did not apply any hedging against interest rate risk in 2003.

In respect to foreign currency debt, considering a minor degree of use of the available credit facility and a minim scale of risk, the Risk Committee made a decision concerning applying a hedging strategy in the form of a swap transaction only at the time of disbursement of the remaining available amount of credit facility.

Orbis S.A. does not have any shares in net assets of foreign companies.

1.2.11 Hedging a planned transaction or foreseeable future liability

In 2003, Orbis S.A. did not hedge any planned transaction or incur a contingent future liability.

1.2.12 Appropriation of profits or loses from revaluation of instruments to hedge cash flows to revaluation reserve

In 2003, no profits or losses from valuation of hedging instruments posted to revaluation reserve occurred.

Note No 2. Off-balance sheet figures, particularly contingent liabilities, including guarantees and sureties granted by the company (including bills and exchange) with specification of those granted to affiliated companies

Contingent liabilities of Orbis S.A. under guarantees and sureties granted to subsidiaries and affiliates.

No	Beneficiary	Balance sheet value of liability	Dec 31, 2002	Dec 31, 2003	Description
1.	„Orbis" Casino Warszawa	938 000,00 PLN	938 000,00	938 000,00	Surety till March 13, 2009.
	„Orbis" Casino Warszawa		2 055 000.00		Surety till June 30, 2003.
2.	„Orbis" Casino Warszawa	PLN 1 500 000.00		1 500 000.00	Surety till June 30, 2006.
3.	Globis Poznań Sp. z o.o.	PLN 2 000 000.00	2 000 000.00	2 000 000.00	Registered pledge on shares of Orbis S.A. – surety for BZ WBK
A	**Liabilities under guarantees and sureties, of which**		**4 993 000.00**	**4 438 000.00**	
	- to controlled subsidiaries		0.00	0.00	
	- to affiliated companies		4 993 000.00	4 438 000.00	

Security on the Company's assets as collateral for credit facilities and loans

1. under a loan granted by the Bank Współpracy Europejskiej S.A. for ORBIS S.A. (agreement no 24/Orb/66804-5518-18-1/92) – blank sola bill of exchange and fixed-cap mortgage on the following hotel properties: Solny in Kołobrzeg and Francuski in Kraków;
2. under a loan granted by the Ministry of Finance (loan agreement no Min.Fin-I/94) - cap mortgage established on the following hotel property: Sofitel in Kraków, replacement of the mortgage planned;
3. under a loan granted by a bank syndicate – guarantee of HEKON Hotele Ekonomiczne S.A. for Tranche A and cap mortgages established on the following three hotel properties: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa. By December 31, 2003, Orbis S.A. received no confirmation that any of the above-mentioned mortgages has been established.

Security on the Company's assets other than collateral for credit facilities and loans

A fixed-cap mortgage was established on the real property of the Holiday Inn Hotel in Warsaw, land and mortgage register no KW 97244, for a total amount of PLN 35 million as a security against the claims of Warimpex Leasing AG with its registered address in Vienna for tax liabilities foreseeable in accordance with the Polish law and related to exercise of leasing agreements, transfer of the titles to perpetual usufruct of the land and other payments which could encumber Warimpex Leasing AG in connection with the purchase of the titles to perpetual usufruct of land and transfer of the ownership of the Holiday Inn Hotel in Warsaw and the Jelenia Góra Hotel in Jelenia Góra.

Note No 3. Information concerning liabilities to the state budget or units of territorial self-government as a result of acquisition of the ownership title to buildings and constructions

The Company does not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

Note No 4. Information on revenues, costs and results of activities abandoned during a given period or intended to be abandoned

The Company did not cease any of its business operations in the semi-annual period of 2003.

Note No 5. Cost of manufacturing work in progress and fixed assets for the company's own use

No costs related to work in progress or assets created for the purpose of the Company's business were incurred in 2003.

Note No 6. Capital expenditure

The value of capital expenditure projected in the budget for the year 2003 amounted to PLN 180 320.7 thousand. The amount actually invested totaled PLN 129,628.8 thousand, i.e. 71.9%.

Note No 7.1. Information on transactions with associated companies

In the period between January 1, 2003 and December 31, 2003, Orbis S.A. acquired shares in the company Hekon Hotele Ekonomiczne S.A. from affiliated entity Accor Polska Sp. z o.o. Key information related to that transaction is presented in Note no 43.

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (official journal "Dz. U." No 139, item 1569, as further amended), Accor Polska and Orbis are affiliates, since Accor Polska is a subsidiary of Accor SA which has over 20% of votes at the General Assembly of Orbis Shareholders and is the main shareholder in Orbis S.A.

In accordance with a statement of Orbis S.A. Management Board, during the period to which the financial statements relate, Orbis S.A. did not enter into any transactions with associated entities, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between Orbis S.A. and:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and affiliated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and affiliated companies.

Note No 7.2. Information concerning subsidiaries, affiliates and associated companies

Company Legal status	No of Supervisory Board members		No of Management Board members	
	Total	Orbis S.A. representatives	Total	Orbis S.A. representatives
Subsidiaries:				
PBP Orbis Sp. z o.o.	3	2	3	0
ORBIS Transport Sp. z o.o.	3	2	2	0
Wioska Turystyczna WILKASY Sp. z o.o.	3	3	3	3
HEKON Hotele Ekonomiczne S.A.	5	5	2	2
CONBIS Sp. z o.o. under organization	0	0	2	1
Affiliates:				
ORBIS CASINO Sp. z o.o.	6	2	3	1
Globis Poznań Sp. z o.o.	4	1	3	0
Globis Wrocław Sp. z o.o.	4	1	2	0
PH Majewicz Sp. z o.o.	4	2	3	1
Minority holdings:				
BWE S.A.	7	0	3	0
PPTE DIAMENT S.A. in liquidation	10	1	1 liquidator	0
Polskie Hotele Sp. z o.o. in liquidation	5	1	1 liquidator	0
Rena Kord S.A. in bankruptcy	0	0	receiver in bankruptcy	0
TARPAN Sp z o.o. in liquidation	3	0	1 liquidator	0
Walewice Sp. z o.o. in liquidation	0	0	1 liquidator	0

Settlements between Orbis S.A. and subsidiaries, affiliates and associated companies in PLN thousand:

	Hekon S.A.	**PBP Orbis Sp. z o.o.**	**ORBIS Transport Sp. z o.o.**	**Pozostałe spółki powiązane**	**Razem jednostki powiązane**
Trade debtors					
Trade debtors	12	369	1 921	57	**2 359**
Other debtors	0	0	0	242	**242**
Total debtors	**11**	**369**	**1 921**	**299**	**2 601**
Creditors					
Trade creditors	41	48	192	0	**281**
Other financial creditors	110 670	0	0	38	**110 708**
Total creditors	**110 711**	**48**	**192**	**38**	**110 989**

Costs and revenues from internal transactions between Orbis S.A. and subsidiaries, affiliates and associated companies in PLN thousand:

	Hekon S.A.	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	Other associated companies	Associated companies – total
Sales revenues					
Room department	1	21 402	19	1 071	22 493
Food & beverage department	0	2 680	6	923	3 609
Rentals	0	200	50	3 531	3 781
Other	47	1 648	150	1 532	3 377
Total income	**48**	**25 930**	**225**	**7 057**	**33 260**
Costs of products, goods and raw materials sold					
Total costs	40	726	590	18 011	19 367

Note No 8. Information on joint ventures not subject to consolidation

No major joint ventures have been undertaken by companies of the Orbis Group in 2003.

Note No 9. Information concerning average employment broken down into groups of professions

Item description	Average employment	
	Year 2002	Year 2003
I. Hotel services /1. to 5./	**4 727**	**3 913**
1. Hotel room department	1 686	1 396
2. Food and beverages department	2 679	2 259
3. Other	116	88
4. Ancillary activities	209	136
5. Commercial activities	37	34
II. Administration and management	1 017	905
III. Real property operation and maintenance	686	559
IV. Marketing	259	239
TOTAL /I to IV/	**6 689**	**5 616**

Note No 10. Information concerning the total value of remunerations and awards paid out or due to managers and supervisors in the company or its subsidiaries, affiliates and associated companies

Remuneration of Management Board and Supervisory Board members in PLN '000		
of which:	**The Company**	**The Company's subsidiaries and affiliated companies**
Management Board and procurators (attorneys-in-fact)	3,491	281
Supervisory Board	400	———

Note No 11. Information concerning liabilities of managers and supervisors of the issuer or its subsidiaries, affiliates and associated companies

As of December 31, 2003, members of the Company's Management Board and Supervisory Board were not indebted to the Company or its subsidiaries.

Note No 12. Information on major events concerning past years reported in the financial statements for the current period

No major events relating to past years occurred during the reporting period.

Note No 13. Information on major events which occurred after the balance sheet date and are not included in the financial statements

No major events which could affect the presented results for 2003 and that are not disclosed in this report occurred after the balance sheet closing date.

Note No 14. Information on the relationship between the legal predecessor and the company and on the manner and scope of take-over of assets & liabilities

ORBIS Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises. On January 9, 1991, the Company was registered at the District Court for the Capital City of Warsaw under the companies' register number RHB 25134.

Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

Note No 15. Financial statements and comparative financial figures, adjusted by a relevant inflation rate, with the indication of the source of this rate and the method of its application, the period covered by the last financial statements being the base period, if the cumulative average annual inflation rate throughout the last three years of the issuer's activity reached or exceeded the level of 100%

During the last three years of the Company's operations, the annual inflation level remained below 100%. Therefore, the financial figures for the year 2002 have not been adjusted.

Note No 16. Comparative presentation of differences between the figures disclosed in the financial statements and the comparative financial data and the previously disclosed and published financial statements

No differences occurred between the figures reported in the financial statements for 2003 and the comparable financial figures as well as versus the previously prepared and disclosed financial statements.

Note No 17. Changes in the applied accounting principles (policy) and the manner of presenting the financial statements as compared to the past financial year

New rates of depreciation of the fixed assets in the balance sheet have been introduced from January 1, 2003. If depreciation rates binding up till the end of 2002 were still applicable, value of depreciation in 2003 would have been higher by PLN 16.307 thousand.

Note No 18. Correction of basic errors

A correction was made during the reporting period as regards the reporting of the negative forex differences and interest on the loan granted by a bank syndicate led by Credit Lyonnais in the past years to finance capital expenditure. These differences have been reported as fixed assets under construction. The correction concerned posting these amounts to completed investment projects. As a result of the adjustment, the amount of PLN 3,383 thousand was presented as a loss of past years brought forward that originated from a basic error in accounting.

Note No 19. Uncertainty as to the further business of the issuer

The Orbis S.A. financial statements have been prepared on the assumption that the Company will continue its business operations. There is also no doubt that the Company may continue its operations in a foreseeable future.

Note No 20. Merger

No merger of companies occurred in the period covered by the financial statements.

Note No 21. Valuation by the equity method

In the financial statements Orbis S.A. does not apply the equity method for valuation of interest and shares in subsidiaries. Below we present the impact of such valuation upon the Company's financial results:

No	Item description	Year 2000	Change in the value of shares throughout the year	Year 2001	Change in the value of shares throughout the year	Year 2002	Change in the value of shares throughout the year	Year 2003
1	Book value of shares in subsidiaries	22 030.65	9 183.50	31 214.15	247.85	31 462.00	441 314.89	472 776.89
2	Permanent loss of value	1 932.25	0.00	1 932.25	1 078.5	3 010.75	0.00	3 010.75
3	Net value of shares presented in the balance sheet under the item: shares/interest in subsidiaries (1 - 2)	20 098.40	9 183.50	29 281.90	-830.65	28 451.85	441 314.90	469 766.15
4	**Amount increasing the value of shares accounted for by the equity method**	**19 341.87**	**-2 118.81**	**17 223.06**	**2 977.33**	**20 200.39**	1 771.08	21 971.47
5	**Share value after valuation 3 + 4**	**39 440.27**	7 064.69	**46 504.96**	**2 146.68**	**48 651.64**	443 085.97	491 737.62
6	Amount posted to past year's result	16 009.90	1 651.80	17 661.70	-487.67	17 174.03	2 691.04	19 865.08
7	Amount adjusting the current year's net profit	3 331.97	-3 770.61	-438.64	3 465.00	3 026.36	-919.97	2 106.39

Note No 22. Consolidated financial statements

Orbis S.A. prepares the consolidated financial statements of the Orbis Group which shall be delivered to the Polish Securities and Exchanges Commission on April 30, 2004.

Note No 23. Capital ownership structure

As of March 10, 2004, the share capital of the Company amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares include:

Shareholder	Share of votes at the General Assembly as of Nov 5, 2003.	Changes from Nov 5, 2003, till March 10, 2004.	Share in the initial capital as of March 10, 2004 (corresponds to the overall number of votes).	No of shares as of March 10, 2004 (corresponds to the number of votes).
Accor S.A.	29.34%	6.24%	35.58%	16 394 151
Deutsche Bank AG	12.42%	-	12.42%	5 721 357
(including Reib International Holdings Limited – subsidiary of DB AG)	*10.37%*	-	*10.37%*	*4 778 190*
CU OFE BPH CU WBK	5.08%	-	5.08%	2 338 652

Note No 24. Shares of the issuer held by members of the Management Board

As of December 31, 2003, members of the Management Board held the following shares in Orbis S.A.:

1. Maciej Grelowski	President of the Management Board holds 4 563 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of Orbis S.A. holds 182 shares of PBP Orbis Sp. z o.o. holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of Orbis S.A. holds 327 shares of PBP Orbis Sp. z o. o holds 200 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of Orbis S.A.
5. Yannick Rouvrais	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group
6. Alain Billy	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group

OTHER IMPORTANT INFORMATION CONCERNING THE ISSUER RELATING THE CURRENT REPORTING PERIOD:

Note No 25.

On February 28, 2003, the Management Board of Orbis S.A. acting jointly with six other shareholders of the company PolCard S.A. with its registered address in Warsaw, in aggregate holding 99.67% of the Company's initial capital, signed an agreement for the sale of their share holdings in the Company. The Company sold the entire block of shares held by it, comprising of 3,000 (three thousand) registered shares having a total nominal value of 300,000 Zloty (three hundred thousand) and constituting 9.9% of Polcard's initial capital for a price constituting in Polish zlotys an equivalent of US$ 5,940,600.
The buyer is G.I.C. Usługi Finansowe Sp. z o.o. with its registered address in Warsaw, a subsidiary of GTECH Corporation with its registered address in West Greenwich, Delaware, USA. Indirect shareholders of the buyer are also the Innova/98 L.P. and Innova/3 L.P. funds.
The share sale agreement was conditional by nature and will become binding upon obtaining a consent of the President of the Office for the Protection of Consumers and Competition and upon waiver by the Polish Banks' Association of its pre-emptive rights to purchase the Company's shares.
/Current report no 3/2003/.

Note No 26.

On April 1, 2003, Orbis S.A. and Accor Poland signed an Amending Annex to the Conditional General Franchising Agreement dated July 26, 2000, concerning the Mercure Helios Hotel in Toruń. By virtue of the said Annex, this hotel operating as Helios Hotel in

Toruń will begin its operations under the Mercure brand as from April 1, 2003. At present, modernization works are being finalized in the hotel. The Mercure Helios Hotel in Toruń is the eighth hotel belonging to Orbis S.A. and operating under the Mercure brand.
/Current report no 5/2003/.

Note No 27.
The Supervisory Board of Orbis S.A. took a decision to extend the agreement executed with a chartered auditor – the company Deloitte and Touche Audit Services Sp. z o.o. having its seat in Warsaw at 6 Fredry street, entered in the register of entities authorized to audit financial statements under the number 73, with which "Orbis" S.A. has cooperated in the field of the audit of financial statements since 2000 and to entrust the aforementioned chartered auditor with the review and audit of financial statements of the company "Orbis" S.A. and of the consolidated financial statements of the Orbis Group for the year 2003.

Note No 28.
Since the conditions precedent incorporated in the share sale agreement involving the block of shares held by Orbis S.A. in the company PolCard S.A. with its corporate seat in Warsaw (the Company) signed on February 28, 2003, with six other shareholders of the Company, holding jointly with the Seller 99.67% of the Company's initial capital, have materialized, on May 22, 2003 the parties to the transaction performed the acts needed to transfer the shares in PolCard to the Buyer and receive the payment of the price.
/Current report no 9/2003/.

Note No 29.
On June 24, 2003, Orbis S.A. and Accor Polska Sp. z o.o. having its corporate seat in Warsaw and Accor S.A. having its z corporate seat in Evry, France, entered into a Share Sale and Purchase Agreement of shares in the company Hekon Hotele Ekonomiczne S.A. having its corporate seat in Warsaw.

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be disclosed by securities' issuers (official journal "Dz. U." No 139, item 1569, as amended), two companies, i.e. Accor Polska and Accor S.A. are affiliated with Orbis since Accor S.A. has over 20% of votes at the General Assembly of Orbis Shareholders, while Accor Polska is controlled by Accor S.A.

By virtue of the Agreement, Orbis undertook to purchase, and Accor Polska undertook to sell 100% shares in the registered capital of Hekon. The acquisition of Hekon shares by Orbis was conditional upon obtaining, by Orbis, of the consent given by President of the Consumer and Competition Protection Office and a decision issued by the Minister of Internal Affairs and Administration (conditions precedent).

The price of Hekon shares defined in the Agreement amounts to PLN 404,168,107.92, which exceeds 10% of "Orbis" S.A. equity, therefore the said Agreement is deemed a "material agreement". The Agreement provides for a mechanism of partial settlement of the price in the amount of approx. PLN 110,000,000 with the use of cash in possession of Hekon and a price adjusting mechanism based on Hekon's financial results on the date of acquisition of shares by Orbis. The price will be paid in two installments, of which one being equal to 85% is payable on the date of acquisition of shares by Orbis and the second equal to 15% of the price will be payable not later than within 5 years from the date of acquisition of shares by Orbis. In respect to the first installment, the parties agreed that it will be converted into euro according to the mean rate of exchange published by the National Bank of Poland (NBP) on the date preceding the date of signing the Agreement, and the parties will split in half the financial effects resulting from the fluctuation of the euro/zloty exchange rate between the date of signing the Agreement and the transaction closing date. The second installment of the purchase price, after being converted into euro according to the mean rate of exchange published by the NBP on the date preceding the date of signing the Agreement, will bear interest rate until the date of payment according to the EURIBOR for 6-month deposits plus 1%. The accrued interest will be paid per annum on each anniversary of acquisition of the shares by Orbis.

Under the said Agreement, Accor Polska made the following covenants:

- not to take up any competitive activity within 8 years from the date of Orbis' acquisition of Hekon shares; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 7.5% of net revenues of each hotel which would conduct an activity in violation of the non-competition covenant;
- to enter into an agreement with Orbis, by virtue of which Orbis would take over the management of the Mercure Chopin hotel in Warsaw from January 1, 2004; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 1.5% of the Hekon share purchase price. As at the date of closing these financial statements, the agreement is being negotiated;
- in case of opening by any of the companies belonging to the Accor Group, within 8 years from the date of acquisition of Hekon shares, of a hotel under any of Accor brands in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement with Orbis so that Orbis would manage such a hotel;
- in case of opening by Orbis, within 8 years from the date of acquisition of Hekon shares, of a hotel in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement under which Orbis would be permitted to manage such a hotel under one of Accor brands;
- to engage in negotiations with a view to enter into an agreement for sale to Orbis of shares in the company which is currently in charge of construction of the "Ibis Muranowska" hotel in Warsaw, after completion of the said construction process.

In addition, Orbis made certain covenants to Accor Polska under the said Agreement. Violation of some of such covenants would result in a duty to pay contractual penalties by Orbis. The value of such contractual penalties may not exceed 5% of the Hekon share purchase price plus an equivalent in Polish Zloty of euro 640,000. In case of breach of any of the covenants by Orbis, Accor Polska shall be entitled to seek indemnity in excess of the contractual penalty, is the value of damages actually incurred by Accor Polska exceed the amount of the contractual penalty.

In the Agreement, Accor S.A. guaranteed the payment by Accor Polska of all amounts lawfully adjudicated as payable by Accor Polska to Orbis under this Agreement.
/Current report no 13/2003/.

Note No 30.
As of June 25, 2003, Mr. David Netser resigned from his function as a member and Vice-Chairman of the Orbis S.A. Supervisory Board.
/Current report no 14/2003/

Note No 31.

On June 26, 2003, the General Assembly of Orbis S.A. Shareholders was held. The General Assembly approved the following:

1. the Management Board's report on the activity of the Company for the period from January 1, 2002, up till December 31, 2002.,
2. The financial statements of the Company including:
   - balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,377,401,709.69 (say: one billion three hundred seventy seven million four hundred and one thousand seven hundred and nine Polish Zloty and 69 Grosze);
   - profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze);
   - comparative changes in equity, reported as of January 1, 2002, at PLN 1,175,150,211.28 (say: one billion one hundred seventy five million one hundred fifty thousand and two hundred and eleven Polish Zloty and 28 Grosze) and the balance as of December 31, 2002, amounting to PLN 1,170,395,623.94 (say: one billion one hundred seventy million three hundred ninety five thousand and six hundred and twenty three Polish Zloty and 94 Grosze);
   - cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 54,217,471.86 (say: fifty four million two hundred seventeen thousand four hundred and seventy one Polish Zloty and 86 Grosze);
   - additional notes.
3. the apportionment of the net profit generated during the financial year ended December 31, 2002, amounting to PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze) to:

1. supplementary capital	- in the amount of PLN	14,739,681.17
2. reserve capital	- in the amount of PLN	651,100.00
3. dividend	- in the amount of PLN	15,666,182.72

4. the posting of the past year's profits amounting to PLN 69,244,709.70 reported in the balance sheet prepared as of December 31, 2002, to:
   1) the supplementary capital, in the amount of PLN 4,568,599.14,
   2) the reserve capital, in the amount of 64,676,110.56, i.e. an equivalent of the titles to perpetual usufruct of land, granted to "Orbis" S.A. by virtue of administrative decisions and reported for this first time as the Company's assets, according to the value of the land as of the date of issue of the decision concerning granting the title to perpetual usufruct of the land, which constituted the basis for calculating the fee for perpetual usufruct,

as well as granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2002.

Note No 32.

The General Assembly of Orbis S.A. Shareholders approved also the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2002, including:

1. consolidated balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,463,156 thousand (say: one billion four hundred sixty three million one hundred and fifty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 34,583 thousand (say: thirty four million five hundred eighty three thousand Polish Zloty);
3. consolidated comparative changes in equity for the period beginning on January 1, 2002, until December 31, 2002, reporting a decrease of the equity by PLN 1,152 thousand (say: one million one hundred fifty two thousand);
4. consolidated cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 55,470 (say: fifty five million four hundred seventy thousand);
5. additional notes;

Note No 33.

In connection with Mr. David Netser's resignation from his function of a Supervisory Board member, the General Assembly of Shareholders appointed Mr. Justin Chuter as a member of the Supervisory Board during its V term of office.

Note No 34.

The General Assembly of Orbis S.A. Shareholders granted its consent for:

1. the transfer of the title to perpetual usufruct of a plot of land no. 22/24 map chart 39 with an area of 3422 square meters, Bogucice Zawodzie zone, located in Katowice at Rożdzieńskiego street, entered in the land and mortgage register KW 22609 kept by the District Court in Katowice, to the Town Office in Katowice, without recourse to the tender procedure.
2. the transfer of plots of land no. 167/1 and 180/5 with a total area of 815 square meters located in Cieszyn at Motelowa street, for which a land and mortgage register no. KW 51095 is kept by the District Court in Cieszyn, without recourse to tender procedure, for the benefit of Mr. W.Prax and Mrs. B. Biernot,
3. the transfer of the title to perpetual usufruct of a part of a real property consisting of land located in Zegrze Płd., at Rybaki street, Nieporęt Commune, and composed of plot no 125/3 having an area of 1,513 square meters registered in the land and mortgage register no KW IV-31362 kept by the District Court in Legionowo, IV Land and Mortgage Registry Division, without recourse to tender procedure, to the General Directorate of Public Roads and Motorways in Warsaw, however, the sale price may not be lower than the market value appraised by a real property expert, plus an additional cost of fencing installed on plot no 125/3 in the form of a wire net installed on a concrete base between the geodetic points "F" – "e 1".
4. the transfer of the title to perpetual usufruct of a plot of land no. 23 with the total area of 21,555.00 square meters and a and a title to buildings erected on that plot of land, located in Warsaw at 47 Łopuszańska street, in respect of which a land and mortgage register KW 212999 is kept by the District Court for the Capital City of Warsaw, VI Land and Mortgage Registry Division, without recourse to he tender procedure, to "ORBIS Transport Sp. z o.o.", for a price not lower than that determined by the real property expert.
5. the transfer of the title to perpetual usufruct of plots of land no 1/5, no 1/159, no 1/160, no 4/6, no 4/12 and no 4/13 having a total area of 28,992 square meters and the ownership title to the „ORBIS" S.A. buildings situated on these plots, located in Poznań, at 5, Prusimska street, registered in the land and mortgage register no KW 167966, kept by the

District Court in Poznań, Land and Mortgage Registry, by way of unlimited written tender organized in accordance with the Act on Administration of Real Property (published in the journal of laws "Dz.U." of August 29, 1997, as further amended), for an amount not less than as determined by a real property expert.

Note No 35.
Having been familiarized with the position of the Management Board and the Supervisory Board of the Company expressed in particular in the Resolution no 13 of the Company's Management Board dated June 10, 2003, and Resolution no 59/V/2003 of the Supervisory Board dated May 28, 2003, the Ordinary General Assembly of Orbis S.A. Shareholders decided to adopt the "Best Practices in Public Companies 2002" outlining the principles of corporate governance for joint-stock companies which issue shares or bonds with a priority warrant admitted to public trading, together with a commentary defining the manner of compliance by the Company and the General Assembly of Orbis S.A. Shareholders recommended that these principles be applied by the Company's governing bodies.

Note No 36.
On August 5, 2003, the Supervisory Board of Orbis S.A. appointed Mr. Alain Billy as a member of the Management Board during its V tenure.

Note No 37.
On August 6, 2003, the Management Board of Orbis S.A. decided to put forward a motion to the General Assembly of Shareholders under § 29 section 1 point 9 of the Company's statutes to grant consent for multiple issues of unsecured bearer bonds denominated in Polish zloty of a total nominal value not exceeding the amount of PLN 250,000,000 (say: two hundred fifty million Polish zloty) under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues.

Note No 38.
On September 9, 2003, the international rating agency Fitch Ratings lowered the domestic long-term rating of Orbis S.A. to "BBB+(pol)" from "A-(pol)". The rating perspective is stable.

The change in rating stems from deteriorating operating results of Orbis S.A., including the occupancy rate, revenues per available room (RevPAR), decreasing EBITDA margin and worse cash flows resulting from the growing competition on the hotel market in Poland.
/Current report No. 24/2003/

Note No 39.
An Extraordinary General Assembly of Shareholders of Orbis S.A. was held on September 11, 2003. The Assembly granted its consent for multiple issues of unsecured bearer bonds of a total nominal value not exceeding the amount of PLN 250,000,000 under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues. The bonds will be denominated in Polish zloty.
/Current Report No. 25/2003/

Note No 40.
On September 23, 2003, the Supervisory Board recalled a member of the Orbis S.A. Supervisory Board, Mr. Laurent Picheral.

/Current report No. 27/2003/

Note No 41.

On October 8, 2003, the President of the Consumer and Competition Protection Office gave his consent for concentration consisting in take-over, by "Orbis" S.A., of control over Hekon - Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw and over a part of the business of Societe d Exploitation Hotek Polska Sp. z o.o. having its z corporate seat in Warsaw, thus fulfilling the condition precedent to the Agreement described in the current report no 13/2003 .

The content of the permit granted by the President of the Consumer and Competition Protection Office relating to the part of the business run by Societe d Exploitation Hotek Polska Sp. z o.o. having its z corporate seat in Warsaw, relates to take-over of management over the Mercure Chopin Hotel in Warsaw by Orbis S.A., as provided for in the Agreement.
/Current report No. 28/2003/

Note No 42.

On October 31, 2003, acting upon request of Orbis S.A. as a future owner of 100% shares in Hekon S.A., Accor Poland Sp. z o.o. made changes in the Management Board and the Supervisory Board of the said company.
The recalled persons have been replaced by:

a) as President of the Management Board – Mr. Yannick Rouvrais
b) as a member of the Management Board - Mr. Alain Billy
c) as members of the Supervisory Board:
    - Krzysztof Gerula
    - Andrzej Szułdrzyński
    - Andrzej Tabor
    - Bartłomiej Weroniczak-Ballod
    - Marta Kuniszyk

Note No 43.

Implementing the Share Sale and Purchase Agreement entered into on June 24, 2003 (hereinafter referred to as the "Agreement"), on October 31, 2003, Orbis S.A. having its corporate address at 16, Bracka street, Warsaw, Poland, registered in the register of business operators kept by the District Court for the Capital City of Warsaw, XIX Economic Registry Division, under the number KRS 0000022622, (hereinafter referred to as "Orbis") acquired from the company Accor Polska Sp. z o.o. having its corporate address in Warsaw (hereinafter referred to as "Accor Polska") 100% shares in the company Hekon - Hotele Ekonomiczne S.A. having its corporate address in Warsaw (hereinafter referred to as "Hekon"), i.e. 300.000.000 registered shares having a nominal value of PLN 1 each.

According to the Agreement, the price of Hekon shares amounts to PLN 404,168,107.92. On the acquisition day, Orbis paid the first installment equal to 85% of the price. Under the Agreement, the first installment was increased by an amount of PLN 6,368,837.28 payable within 10 business days from the acquisition date. This amount results from the settlement mechanism of the EURO/PLN exchange rate for the period from the date of executing the Agreement until the acquisition date, as provided for in the Agreement. The second installment equal to 15% of the price shall be paid not later than within 5 years from the date of acquisition of the shares by Orbis after its conversion into EURO according to the average rate of exchange quoted by the National Bank of Poland on the date preceding the date of executing the Agreement and shall bear interest until the date of payment according to EURIBOR for 6-month deposits plus 1%. The accrued interest shall be paid on a yearly basis on each anniversary of share acquisition by Orbis. The value of Hekon shares in Orbis' accounting books shall be equal to the acquisition price.

Hekon shares constitute assets of major value according to § 2.1.45 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (published in the official journal of the Republic of Poland "Dz. U." No 139, item 1569, as amended), since they exceed 10% of Orbis' equity.

The sources of financing of the acquisition of Hekon shares include own funds and loan granted by a syndicate of banks led by Credit Lyonnais and Bank Handlowy in Warsaw. A part of the first installment has been settled by a non-cash set-off of mutual payments between Orbis and Accor Polska.

Acquisition of Hekon shares is tantamount to take-over by Orbis of control over hotels operated by Hekon – Orbis plans to continue their operations.

Acquisition of Hekon shares is a long-term capital investment for Orbis.

The shares acquired in Hekon entitle Orbis to 100% of votes at the General Assembly of Hekon Shareholders.

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (official journal "Dz. U." No 139, item 1569, as amended), Accor Polska and Orbis are affiliates since Accor Polska's controlling company has over 20% of votes at the General Assembly of Orbis Shareholders."
/Current report No. 30/2003 /

Note No 44.
As part of settlement of the sale price for the shares in Hekon SA, the amount of PLN 109,620 thousand has been set-off against liabilities of Accor Poland S.A. against Hekon S.A., accompanied by a simultaneous issue by Orbis S.A. of bonds subscribed for by Hekon SA.

Note No 45.
In connection with the announced intention to privatize PKSbus spółka z o.o. and an invitation extended to ORBIS Transport spółka z o.o. to take part in this privatization, ORBIS Transport (subsidiary of ORBIS S.A.), filed a "Declaration of Interest" and intends to take part in the tender with the intention to acquire a majority block of shares. Besides ORBIS Transport, PKSbus is a major carrier in international couch transportation.

Note No 46.
On December 17, 2003, the General Assembly of Shareholders has been presented with letters containing the following information:

1) in a letter dated December 16, 2003, member of the Supervisory Board Mr. Justin Chuter resigned from his function as a member and Vice-Chairman of the "Orbis" S.A. Supervisory Board ,
2) in a letter dated December 17, 2003, member of the Supervisory Board Mr. David Vely resigned from his function as a member of the "Orbis" S.A. Supervisory Board.

Acting by virtue of Article 385 § 1 of the Code of Commercial Companies in conjunction with § 16 section 2 of the Company's Statute and § 2 section 3 of the Supervisory Board Rules, the Ezra ordinary General Assembly of Shareholders of Orbis S.A. appointed Mr. Claude Moscheni and Mr. Chrostopher Voutsinas as members of the Supervisory Board for the end of the Board's tenure .

Mr. Claude Moscheni has a rich experience in management of hotel chains at operational and strategic level. Since 1970, Mr. Moscheni's career has developed with the ACCOR Group, first as hotel director, and then as regional director (the United States, the Middle East), Managing Director of the Novotel brand network, Managing Director of the Mercure brand network, and Director for ACCOR Business & Leisure hotels. At present Mr. Moscheni performs the function of an advisor to the President of the ACCOR S.A. group . This function is not competitive towards the activity of the company ORBIS S.A.

Mr. Christopher Voutsinas is a Managing Director of Deutsche Bank in London, where he has been employed since January 2003. Mr. Voutsinas is the Head of the asset management team of the Deutsche Bank Real Estate Opportunities Group ("REOG") in charge of managing the portfolio of real estate assets. Mr. Voutsinas has been working in the real estate sector for 16 years.

Previously, Mr. Voutsinas was employed in Goldman Sachs Real Estate Principal Investment Area as Executive Director, Whitehall Funds, Archon Group Deutscheland, Cushman & Wakefield Financial Consulting Group as Managing Director – New York region in the United States and AT&T Global Real Estate.

Mr. Voutsinas managed assets and advised in transactions in the USA, Europe and Japan covering real estate worth US$ 5 bn.

Note No 47.

On December 17, 2003, the Extraordinary General Assembly of Shareholders of Orbis S.A. granted its consent for establishment of joint mortgages to secure potential claim(s) on real property of three „Orbis" S.A. branches, up to the value accounting for 130% (one hundred and thirty percent) of the sum of EURO 48.7 million (forty eight million seven hundred thousand) .

The above-mentioned mortgages were established on the following real property: Sofitel Victoria Branch in Warsaw (land and mortgage register no 193711 and 193710), Novotel Okęcie – Airport Branch in Warsaw (land and mortgage register no 141983) and Novotel Centrum Branch in Poznań (land and mortgage register no 130976). The said mortgages were established for the purpose of providing a collateral security under credit facility agreement entered into with a consortium led by Credit Lyonnais S.A. The credit facility has been utilized to acquire shares in Hekon Hotele Ekonomiczne S.A.

Note No 48.

On December 23, 2003, Accor acquired 999,900 shares in the company Orbis Spółka Akcyjna having its registered office in Warsaw (hereinafter, "Orbis"); the said shares being admitted to public trading and jointly constituting around 2.17% of the aggregate number of shares in the company's equity. Acquisition of shares took place by way of an off-session transaction carried out at the Warsaw Stock Exchange on December 22, 2003. Moreover, Accor informs that on December 24, 2003, it acquired another 1,875,000 shares in Orbis S.A. from the Poland's Treasury; the said shares being admitted to public trading and jointly constituting around 4.06% of the aggregate number of shares in the company's equity. Acquisition of shares took place by way of an off-session transaction carried out at the Warsaw Stock

Exchange on December 23, 2003. At present, Accor holds in aggregate 16,394,151 shares in Orbis S.A. that jointly constitute 35.58% of its share capital and represent 16,394,151 votes at the General Assembly of Orbis Shareholders and 35.58% of the total number of votes at the said Assembly. Accor does not have the status of a controlling shareholder (literally: a dominant entity) under Article 4 paragraph 16 of the Act. Accor's subsidiaries do not hold shares in Orbis S.A.

Furthermore, on July 26, 2000, Accor, Globe Trade Centre S.A. having its registered office in Warsaw (hereinafter, "GTC") and FIC Globe LLC replaced by REIB International Holdings Limited with its registered office in London, Great Britain, (hereinafter, "REIB") executed a shareholders' agreement (hereinafter, the "Agreement"), which defines certain conditions of functioning of the Company's governing bodies, regulates certain aspects of activity conducted by the parties and provides for cooperation between the parties within the framework of taking actions aimed at, *inter alia*, (i) appointment of some members of the Supervisory Board, (ii) adoption of a unison voting policy at the General Assembly of the Company's Shareholders in respect of matters such as: strategy of business and development of the Company, alteration of its equity, introducing amendments to its Statutes, approval of the budget, disposal of significant real property as well as dividend payout policy (consisting in particularly in an annual distribution by way of dividend of at least 50% of the profit generated by the Company). Moreover, according to the Agreement, Accor S.A. is entitled to pre-emptive rights is respect of shares held by GTC and REIB, if any of those entities decided to dispose of a block of shares representing at least 2% of the Company's equity in one or in the course of numerous transactions (entered into within a time period not longer than 90 days). The Agreement imposes upon the parties the obligation to exercise utmost diligence, as economically viable, in order to perform all the provisions of this Agreement.

GTC currently holds 2,303,853 shares in Orbis S.A., which constitute 5.00% of its share capital and represent 2,303,853 of votes at the General Assembly of Orbis Shareholders, i.e. 5.00% of the total number of votes at the said General Assembly. REIB currently holds 4,778,190 shares in Orbis S.A., which constitute 10.37% of its share capital and represent 4,778,190 of votes at the General Assembly of Orbis Shareholders, i.e. 10.37% of the total number of votes at the said General Assembly.

Note No 49.

In accordance with the agreement for the sale and purchase of shares in the company Hekon Hotele Ekonomiczne S.A. dated June 24, 2003, executed by ACCOR S.A. and "Orbis" S.A., the calculation of the surplus of cash and working capital in order to determine the adjustment amount pertaining to the period from January 1, 2003 up till October 31, 2003 (date of share acquisition). The adjustment amount was fixed at PLN 24,221,412. This amount will be settled with ACCOR S.A. in two equal installments, first payable by the end of 2004, second by the end of 2005.

Note No 50.

On February 20, 2004, the Company was informed by J.P. Morgan Securities Ltd. that J.P. Morgan Fleming Asset Management (UK) Limited has held 2,165,480 shares in "Orbis" S.A. since July 22, 2003. The said 2,165,480 shares account for 4.7% of the total number of "Orbis" S.A. shares and an equivalent number of votes at the General Assembly of Shareholders.

Litigation pending in courts of law and public administration authorities

1. Proceedings initiated before courts that are of substantial significance for Orbis S.A. include the case of the reinstatement of the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no. KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c. having its seat in Warsaw, at 28 Chocimska street in cooperation with our Office. The following proceedings are currently pending in this case:

   a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. has been suspended upon a joint request of the parties (Orbis S.A., the state treasury, the President of the capital city of Warsaw and HESA) (case file no. IC 459/00). On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c. In a pleading dated December 1, 2003, HESA upheld the motion for rejection of the claim and requested for renewal of the suspended proceedings and to attach the case file no. I C 1271/03 filed by Orbis S.A. (referred to under letter d) below) to the case files. In a letter dated December 22, 2003, attorneys representing Orbis S.A. informed the Court that in their opinion, the motion of a third party intervener (HESA) seems premature. The court decided t renew the suspended proceedings. The position of Orbis S.A. was presented by attorneys of the law office Spółka Prawnicza I & Z s.c. in March 2004.

   b) Proceedings were pending before the Supreme Administrative Court upon complaint filed by Orbis S.A. against the decision of the Mazowieckie Voivod no 558/00 dated December 5, 2000, revoking points 2 and 3 and upholding as to the remaining scope the decision issued upon authorization of the Head of the Warsaw County on October 6, 1999, granting the title to perpetual usufruct of the land located at 13, Krakowskie Przedmieście to the company Hotel Europejski Spółka Akcyjna with its registered address in Warsaw. By a decision dated April 8, 2003, the Supreme Administrative Court rejected the complaint of Orbis S.A. against the above-mentioned decision of the Voivod, stating in the written grounds for judgment that it had not been proven that the said decision of the Voivod was in breach of the applicable law. The Supreme Administrative Court issued written grounds in justification of the above-mentioned decision.

   c) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 square meters, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A..

A complaint was filed against that decision challenging the ruling of the District Court of February 11, 3003 in its entirety and requesting to annul the ruling and to pass the case to the District Court for re-consideration. The attorney of HESA filed a motion to reject the aforementioned complaint. Next, attorneys of Orbis S.A., on May 20, 2003, lodged a pleading representing a response to the motion for the rejection of the complaint. By virtue of a decision dated September 24, 2003 issued at a closed sitting, the Supreme Court rejected the Orbis S.A. complaint against a decision of the District Court in Warsaw dated February 11, 2003. Orbis requested I&Z Law Office to draft and file a complaint with the Constitutional Tribunal in connection with the said decision of the Supreme Court which rejected the appeal of Orbis S.A. and to represent Orbis S.A. before the Constitutional Tribunal. Complaint was filed before the Constitutional Tribunal on February 27, 2004.

d) On April 14 2003, Orbis S.A. was delivered a statement of claim sent by the District Court in Warsaw, Economic Court, XX Economic Division and filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. Orbis S.A. does not plead defense and requests to reject action in its entirety and to suspend proceedings related to the case at issue. In a pleading dated June 13, 2003, HESA's attorney filed a motion to not dismiss the defendant's application for the suspension of proceeding. In a letter dated July 8, 2003, Orbis attorneys upheld the motion to suspend the proceedings on this case. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. The case (XX GC 173/03) is pending.

e) On July 16, 2003 Orbis S.A. filed a statement of claim with the District Court in Warsaw, I Civil Division against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of the Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the land and mortgage register no. KW 201926 and to secure this action by way of entering a warning in Section III of the land and mortgage register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object at dispute was defined at PLN 90,000,000. In the response to the claim, HESA motioned for the rejection of the claim in its entirety and for ordering the refund of litigation costs to HESA by Orbis according to statutory prescriptions. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry concerning the pending court proceedings in Section III of the land and mortgage register no. KW 201926. The date of the hearing was set for March 19, 2004 (case file no. I C 1271/03). In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. A hearing was held on March 19, 2004. The court shall pronounce its verdict on April 2, 2004.

f) On December 23, 2003, Orbis was served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in

Warsaw, at 13 Krakowskie Przedmieście street, from August 1, 1993 till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no. I C 1271/03 (referred to under letter d) above). In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

2 **Kasprowy Hotel in Zakopane.**

a) Litigation was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik acting for themselves and the incapacitated Mr. Maciej Gąsienica for the reinstatement of their title to parts of plots no. 185/2 and 185/3, map section 75 (former plot no. 31/1) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots no. 185/2 and 185/3. The decision of the Head of the District Office in Nowy Targ was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod was rejected on June 8, 1998. On December 17, 2003, the Head of the County Office in Zakopane decided to suspend *ex offico* the administrative proceedings concerning the reinstatement of real property of a part of plots until a final resolution of the case related to the termination of the title to perpetual usufruct of the real property covered by the motion for reinstatement or until the decision concerning the acquisition of the title to perpetual usufruct of the real property is rendered illegitimate. According to the letter of the County Office in Zakopane of Małopolskie Voivod dated January 14, 2004, an appeal was lodged against the said decision of the Head of the County Office. The case concerns a complaint of Orbis S.A. to the Supreme Court against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings related to the declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. In response to the complaint of Orbis S.A. against the President of the Housing and Municipal Office decision dated April 26, 2001, concerning suspension of the proceedings on the declaration of invalidity of the above-mentioned decision of the Nowosądeckie Voivod, on July 06, 2001 the President of the Housing and Municipal Office moved to reject it. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed the complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the declaration of invalidity of the enfranchisement decision.

b) Litigation concerning termination of the title to the perpetual usufruct of the plot located in the spot named Polana Szymoszkowa was pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court revoked the decision of the Nowosąckie Voivod concerning refusal to grant the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the title to perpetual usufruct in possession of Orbis S.A. to the plot located at Polana Szymoszkowa (case file no. II SA Kr. 108/98) as a result of a complaint filed by Mrs. Czesława Ross and Maria Walczak. On August 22, 2002, having reviewed the appeal of Mr. Zbigniew Kluz, a counselor-at-law representing Mrs. Czesława Ross and Maria Walczak against the decision of the Head of the Tatry District dated March 5, 2002 (GG.II.7224/84/1/92) concerning the annulment of the administrative proceedings regarding the termination of the title to perpetual usufruct held by Orbis S.A. to the land owned by the State Treasury and located in Zakopane, the Małopolskie Voivod upheld the decision that had been appealed against in full force and effect and terminated the proceedings. A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been set (II SA/Kr 2438/02).

3 **Grand Hotel in Warsaw.**
Litigation was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no. PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw (part of plots no. 133/1 and 133/2 with an area of 558 square meters), located at 20 Hoża street, mortgage no. 1651/2-A. The President of the Housing and Municipal Development Office passed a decision in this matter on August 8, 2001 that refused to declare the aforementioned decision invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the President of the Housing and Municipal Development Office issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to the complaint dated February 6, 2002, the President of the Housing and Municipal Development Office applied for its rejection. By a decision dated August 20, 2003, the Supreme Administrative Court rejected the case, as requested by Orbis S.A.. The decision is final and enforceable.

4. **Grand Hotel in Warsaw.**
By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the appealed-against decision of the President of the Housing and Municipal Development Office dated August 21, 2000, and the preceding decision of the President of the Housing and Municipal Development Office dated august 21, 2000, concerning declaration of invalidity of the administrative decision dated April 11, 1950, and issued by the President of the Capital City of Warsaw. According to the letter of the President of the Housing and Municipal Development Office dated July 28, 2003, and addressed to Orbis S.A. and other addressees, proceedings are pending on the case concerning declaration of invalidity of the administrative decision issued by the President of the Capital City of Warsaw dated April 11, 1950, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19 Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property.

5 **Mercure-Unia Hotel in Lublin.**

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning the reinstatement of the KUL as the owner of the real property with an area of 1623 square meters, located in Lublin at 1 Akademicka street and 14 Al. Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no. 2 that remains in possession of KUL and the plot no. 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 square meters), while Orbis S.A. by a deed executed before a Notary will waive its title to perpetual usufruct of part of the real property (139 square meters). On November 20, 2001, the Municipal Office in Lublin by a decision no. GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property as requested by the parties while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no. GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at 12 Al. Racławickie avenue, registered in the land register as plots no. 3/3 with an area of 139 square meters, and 3/4 with an area of 19 square meters. At a hearing on February 18, 2003, the attorney of KUL and Orbis S.A. motioned to make an agreement on terms agreed between the participants in the proceedings at issue and as provided for in a draft agreement sent to the Committee. At a meeting of the Property Commission on November 25, 2003, participants of the proceedings reached a composite agreement, whereby Orbis S.A. gratuitously gave over to the State Treasury the title to perpetual usufruct of the real property. Plot no. 3/3 with an area of 139 square meters and plot no. 3/4, with an area of 19 square meters, registered in the land and mortgage register KW no. 16628, which was subsequently passed over by the State Treasury to the Catholic University in Lublin and the Company gratuitously passed over the plot no. 2/1 with an area of 15 square meters to Orbis S.A., and the plot no. 2/2 with an area of 3 square meters to the City of Lublin. The Catholic University in Lublin declared that this agreement exhausts the claims of the Company as regards the real property with an area of 1623 square meters described under item 1 of the University's claim concerning the initiation of regulatory proceedings dated January 12, 1990 and therefore the Catholic University in Lublin gave up all titles and claims as to the property registered in the land an mortgage register no. KW 16628.

6. **Vera Hotel in Warsaw.**

The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot no. 11 section 2-02-03 for perpetual usufruct, under Article 37 section 2 point 6 of the Act of 21 August 1997 on Administration of Real Property (Official Journal Dz.U. No.115, item.741, as subsequently amended) in order to improve the conditions for the development of real property where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been permanently violated in such a manner that the 7 square meters of the hotel building are situated in the boundary line of plot no. 11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Property Department, files no. GN/GSP/7224/U./C./O./387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The progress of the case remains unchanged.

7. **Gdynia Hotel in Gdynia.**

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, proceedings concerning adjusting the boundaries of the real property used by the Branch are pending before the self-government and state administration authorities, initiated under Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no. 678/129 with an area of 173 square meters, plot no. 728/150 and 729/150 having a total area of 493 square meters (owned by the State Treasury), plots with an area of 617 square meters (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 square meters. The case is pending.

8. **Sofitel Victoria.**

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning the declaration of invalidity of the decision issued by the Ministry of Municipal Economy no. MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the Capital City of Warsaw, no. GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the title to temporary ownership of the land located in Warsaw at 5 Krakowskie Przedmieście street, mortgage no. 410, was refused and whereupon all the buildings located on the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision dated December 12, 1961 and the decision dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003 and motioned to annul the challenged decision in its entirety and to declare the aforementioned decisions of May 15, 1962 and of December 20, 1961 invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office upheld the aforementioned decision dated February 24, 2003. In response to the complaint dated June 30, 2003, the President of the Housing and Municipal Development Office motioned to dismiss dismissed the complaint. The case is pending.

9. **Hotel Novotel Centrum in Warsaw.**

a) Litigation has been initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot of land no. 3 with an area of 1,130 square meters, mortgage no. 5021.

Having reconsidered the case, the President of the Housing and Municipal Development Office, by virtue of a decision dated May 16, 2002, declared invalidity of the administrative decision of the Presiding Board of the National Council in the Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003, the President of the Housing and Municipal Development Office upheld in force the aforementioned decision. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no. P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office of March 7, 2000 (no. PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners were disowned from their title to temporary ownership (according to the present legal status it is referred to as a "perpetual usufruct" to real property) to the real property located in Warsaw, at 26 Nowogrodzka street, part of plot no. 3 with an area of 1,103 square meters and it was stated that all the buildings located on the aforementioned plot of land became the property of the State Treasury.

The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no. 447/91 issued by the Warsaw Voivod on September 23, 1991, (no. G.2.1.8224a/429/91/HŚ), Orbis S.A. acquired the title to perpetual usufruct of developed land owned by the State Treasury, located in Warsaw, at 24/26 Nowogrodzka street and with an area of 7295 square meters, as well as the title of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no. KW 72550, according to which Orbis S.A. is the perpetual usufructuary of the land as well as the owner of this building.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning the award of the title to temporal ownership of the real property located at 26 Nowogrodzka street, mortgage no. 1599 G. By virtue of an administrative decision dated December 4, 2000 the President of the Capital City of Warsaw refused to establish the title to perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real Property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and

Ownership Transformations dated January 08, 2003 sent to Orbis S.A., Mrs Elżbieta Sławińska, Mrs. Teresa Szydłowksa and Mr. Roman Sławiński, Mrs. Joanna Kubiaczyk-Grodzka and attorney of Mr. Jerzy Sławiński and Maria Podkulińska – successors of former owners – filed appeals against the aforementioned decision issued by the President of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. A complaint against the said decision has been filed with the Supreme Administrative Court. The case is pending.

10. **Mercure Hevelius Hotel in Gdańsk**

On November 14, 2001 proceedings under supervisory procedure were initiated on the motion of Mr. Aleksander Patalas concerning the declaration of invalidity of the decision of the Presiding Board of the National Council of the Office for Internal Affairs in Gdańsk, dated April 23, 1970, no. WSW.III.6/60/9/70, rectified by the ruling of the Gdańsk Voivod dated May 15, 1981, no. GT.C/8221/26/81 concerning the expropriation, for the benefit of the State Treasury, of real property located in Gdańsk at Heweliusza street, owned by Mr. Franciszek Zieliński. By virtue of decision of January 28, 2003, the President of the Housing and Municipal Development Office suspended *ex officio* proceedings related to the consideration of the application filed by Mr. Patalas for the declaration of invalidity of the aforementioned decision until court rulings on the acquisition of inheritance of Mrs. Renata Zielińska and Mr. Lothar Zieliński have been submitted. No further information is available.

11. **Sofitel in Kraków (liquidated Branch).**

In a letter dated November 20, 2003, Orbis S.A. was informed by the Housing and Municipal Development Office about the proceedings, related to the judgment of the Supreme Administrative Court date June 17, 2003 revoking decisions of the President of the of the Housing and Development Office of May 25, 2001 and July 01, 2000, concerning the motion filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors of former owners of an expropriated real property to declare invalidity of the decision issued by the Presiding National Council of the city of Cracow dated March 14, 1973, in respect of the part of the decision relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no. KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In a letter dated December 16, 2003, the President of the Housing and Municipal Development Office informed that the said motion would be considered within 2 months from the moment the entire evidence is collected.

12. **Novotel Okęcie Airport in Warsaw**

On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land with an area of 90 square meters which the defendant is in possession of without a legal title. A hearing was held on September 29, 2003, and, subsequently on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real property is examined. The application for prescription has been addressed to the State Treasury as the real property owner.

13. **Giewont Hotel in Zakopane.**

The enfranchisement proceedings before the Małopolskie Voivod were suspended because in November 2002 Mr. Adam Fedyk applied for the reinstatement of the real property concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the lawyer rendering services for the Branch). On June 28, 2003, the Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the reinstatement of the real property. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk.

14. **Litigation concerning the real property at 11 Pijarska street in Cracow**:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1 with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of 3/16^{ths}, P.A. Marczak owner of 1/16^{ths}, G. Marczak owner of 1/16^{ths}, A. Marczak owner of 1/16^{ths}, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to 10/16^{ths}. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615;

b) On December 1, 20903, the real property was released to the owners and this fact was confirmed in the take-over protocol;

c) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550.800,00 along with statutory interest due from the date of the claim as a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing has been adjourned until February 11, 2004. At a hearing on February 11, 2004, Orbis S.A. made a firmal statement under Article 499 of the Civil Code concerning set-off of outlays incurred by Orbis S.A. in relation to upgrading of the building and the necessary outlays for the real property in the amount of PLN 1 846 thousand. At the same hearing, the District Court determined a time limit until March 15, 2004 for the parties to conduct further conciliatory negotiations. The date of the subsequent meeting was set by the Court for April 21, 2004.
The full amount of claims on the part of all the joint owners, including the above-mentioned, was assessed at PLN 1,469 thousand.

15. By virtue of decisions dated May 05, 2003, the President of the City of Poznań, having examined the application of Mrs. Wanda Rusiecki and Mr. Krzysztof Pawłowski filed by the agency of Mr. Jędrzej Pawłowski on December 12, 2002 and, having examined the application of Mr. Jędrzej Pawłowski filed by the agency of attorney Żanna Demska on January 06, 2003, concerning the resumption of administrative proceedings that ended with the issue of a decision no. 242/2001 dated March 12, 2001 on conditions for building and land development of real property located in **Poznań, at the junction of Roosevelt and Słowackiego streets** (plots no. 38/2, 39/2, 41/3, 42/3, 43/4) for an investment project comprising the construction of an office-service building, refused to repeal its own decision dated March 12, 2001 on conditions for building and land development. As it follows from the letter dated June 09, 2003 from the Office of the City of Poznań, Department of Town Planning and Architecture to the Self-Governing Board of Appeals in Poznań, the decision dated May 05, 2003 on refusal to repeal the decision dated March 12, 2001 has been appealed against. By virtue of the decision dated November 24, 2003, the President of the City of Poznań decided, having re-examined the application, to resume the administrative proceedings concerning the determination of conditions for land development.

16. Litigation concerning a real property located in **Wilanów at 27 St. Kostki Potockiego street (Wilanów restaurant)** carried out by successors of a former owner, Adam Branicki that ended with a ruling of the Supreme Administrative Court in Warsaw dated June 09, 2003 (case file IV S.A. 3462/01) repealing the decision of the government administration bodies of the first and second instance. According to the Branch, no mention of this litigation was included in the former reports as it does not concern real property to which Orbis S.A. holds an established title of ownership or title to perpetual usufruct. The progress of the litigation remains unchanged.

17. **„Cracovia" Hotel in Cracow.** On January 12, 2004 Orbis S.A. was summoned to participate in the litigation in the capacity of a defendant under Article 194 § 1 of the Code of Civil Proceedings and to file a response to the claim filed in the litigation initiated by the Norbetanki Nunnery in Cracow against the Municipality of the City of Cracow, the State Treasury – the President of the City of Cracow and the Minister of Finance (case file I C 1005/01). In a pleading of the plaintiff's attorney dated December 22, the plaintiff applied, among others, for establishing that the Norbetanki Nunnery in Cracow is the owner on the real property with an area of 0.5822 ha, comprising of a part of plot of land 180/04 (land and mortgage register no. KW 212704), located in Cracow and for obligating the defendant State Treasury to acquire the ownership of the aforementioned real property against compensation amounting to PLN 5,561,290.00. The date of the hearing was set for January 29, 2004. On behalf of Orbis S.A. this case is handled by Kubas, Kos – Adwokaci Sp. p. law office in Cracow. A response to the statement of claim with a motion to dismiss the claim was filed on February 16, 2004.

18. The following proceedings are currently pending before the **Self-Government Appellate Boards** in respect of updating the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- Poznań - Novotel Centrum Poznań Hotel,
- Gdynia - Gdynia Hotel,
- Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- Warsaw - Management Board's Office, at 16, Bracka street.
  - Sofitel Victoria

19. Litigation against Orbis S.A. initiated by the Association of Polish Film Makers for the payment of remuneration

Since the year 2001 litigation has been pending before the District Economic Court in Warsaw against Orbis S.A., initiated by the Association of Polish Film Makers for the payment of remuneration for the use by Orbis S.A. in the period between July 1, 2000, and October 1, 2001 (the period was changed on January 17, 2003) of audiovisual works of art on the exploitation field "public reproducing" along with statutory interest due from the date of changed action until the date of payment. The change in the action consisted in the identification, by the plaintiff, of a different time period for which remuneration is sought, in the decrease of the rate used to calculate the amount of remuneration and, as regards the claim for interest, in indicating that the plaintiff requests interest for a period running from the date of changed action until the date of payment. The value at dispute amounts to PLN 304,600. Orbis S.A motioned to the District Court in Warsaw, Economic Court, XX Economic Division to dismiss the action in its entirety and to adjudge that the defendant reimburse the plaintiff for the costs of proceedings. On July 10, 2003, the District Court in Warsaw dismissed the action initiated by the Association of Polish Filmmakers and adjudged the amount of PLN 6,000 from the plaintiff for Orbis S.A. as reimbursement of costs of representation in proceedings at law. The defendant appealed. On December 12, 2003, Orbis S.A. submitted a response to the appeal.

20. Litigation against Orbis S.A. initiated by Prenad International AB and Prenad Sp. z o.o.

Litigation is pending before the International Centre for Arbitration in Vienna initiated by Prenad International AB, a company coming under Swedish law and Prenad Sp. z o.o., a company coming under Polish law, against Orbis S.A. for the payment of remuneration. Plaintiffs altered their claims and, presently, they request the amount of SEK 12,262,706 (equivalent to PLN 5,964,580 according to the rate of exchange as at June 30, 2003) and PLN 1,391,255 for works related to the modernization of the air-conditioning system at the Novotel Centrum Hotel in Warsaw. On July 2-3, 2003 a hearing was held in Vienna. The case was heard on November 18, 2003.

By virtue of an award dated February 19, 2003, the claims of Prenad International AB and Prenad Sp. z o.o. were dismissed in their entirety. Refund of costs of arbitration proceedings as well as costs of defense in the proceedings were adjudged for the benefit of Orbis S.A.

ORBIS
GRUPA HOTELOWA

Commentary of Management Board

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

List of Contents:

Introduction

This report relates to the activities of the company Orbis S.A. during the period from January until December 2003. The report was prepared taking into account the guidelines of the Supervisory Board concerning quarterly reports and requirements concerning annual reports.

Individual chapters of this report relate to the major areas of the Company's operations. The main subject areas outlined in this report include: the characteristics of the Company, description of the overall macroeconomic situation affecting the Company's performance, depiction of competition, outline of marketing actions and promotional activity as well as efforts aimed at improving the quality of service, detailed presentation of economic results as well as sources of financing the Company's activities, information concerning investment outlays along with the description of the main tasks, characteristics of Orbis participation in other corporate organizations, as well as a commentary concerning individual hotels joining the Accor brands pursuant to the franchise agreement. The remaining subjects briefly outlined in the report concern transactions in real property and insurance.

1. Description of the Company Orbis S.A.

1.1 Organizational Structure

In 2003, Orbis S.A. had 54 hotel branches located all over the territory of Poland.

The list of the Company's branches:

1. Orbis S.A. **Magura** Hotel Branch in Bielsko Biała,
2. Orbis S.A. **Halny** Hotel Branch in Cieszyn,
3. Orbis S.A. **Tranzyt** Hotel Branch in Częstochowa,
4. Orbis S.A. **Mercure-Patria** Hotel Branch in Częstochowa,
5. Orbis S.A. **Mercure-Hevelius** Hotel Branch in Gdańsk,
6. Orbis S.A. **Novotel Marina** Branch in Gdańsk,
7. Orbis S.A. **Novotel Centrum** Branch in Gdańsk,
8. Orbis S.A. **Posejdon** Hotel Branch in Gdańsk,
9. Orbis S.A. **Gdynia** Hotel Branch in Gdynia,
10. Orbis S.A. **Mercure** Hotel Branch in Jelenia Góra,
11. Orbis S.A. **Prosna** Hotel Branch in Kalisz,
12. Orbis S.A. **Skalny** Hotel Branch in Karpacz,
13. Orbis S.A. **Silesia** Hotel Branch in Katowice,
14. Orbis S.A. **Novotel Rondo** Branch in Katowice,
15. Orbis S.A. **Solny** Hotel Branch in Kołobrzeg,
16. Orbis S.A. **Novotel Bronowice** Branch in Kraków,
17. Orbis S.A. **Cracovia** Hotel Branch in Kraków,
18. Orbis S.A. **Francuski** Hotel Branch in Kraków,

19. Orbis S.A. **Wanda** Hotel Branch in Kraków,
20. Orbis S.A. **Mercure-Unia** Hotel Branch in Lublin,
21. Orbis S.A. **Grand** Hotel Branch in Łódź,
22. Orbis S.A. **Mrongovia** Hotel Branch in Mrągowo,
23. Orbis S.A. **Beskid** Hotel Branch in Nowy Sącz,
24. Orbis S.A. **Novotel** Branch in Olsztyn,
25. Orbis S.A. **Mercure** Hotel Branch in Opole,
26. Orbis S.A. **Petropol** Hotel Branch in Płock,
27. Orbis S.A. **Mercure** Hotel Branch in Poznań,
28. Orbis S.A. **Novotel Malta** Branch in Poznań,
29. Orbis S.A. **Polonez** Hotel Branch in Poznań,
30. Orbis S.A. **Novotel Centrum** Branch in Poznań,
31. Orbis S.A. **Grand** Hotel Branch in Sopot,
32. Orbis S.A. **Aria** Hotel Branch in Sosnowiec,
33. Orbis S.A. **Arkona** Hotel Branch in Szczecin,
34. Orbis S.A. **Neptun** Hotel Branch in Szczecin,
35. Orbis S.A. **Reda** Hotel Branch in Szczecin,
36. Orbis S.A. **Mercure-Helios** Hotel Branch in Toruń,
37. Orbis S.A. **Kosmos** Hotel Branch in Toruń,
38. Orbis S.A. **Novotel Centrum** Branch in Warsaw,
39. Orbis S.A. **Grand** Hotel Branch in Warsaw,
40. Orbis S.A. **Holiday Inn** Hotel Branch in Warsaw,
41. Orbis S.A. **Novotel Okęcie-Airport** Branch in Warsaw,
42. Orbis S.A. **Solec** Hotel Branch in Warsaw,
43. Orbis S.A. **Vera** Hotel Branch in Warsaw,
44. Orbis S.A. **Sofitel Victoria** Branch in Warsaw,
45. Orbis S.A. **Europejski** Hotel Branch in Warsaw,
46. Orbis S.A. **Novotel** Branch in Wrocław,
47. Orbis S.A. **Motel** Branch in Wrocław,
48. Orbis S.A. **Mercure-Panorama** Hotel Branch in Wrocław,
49. Orbis S.A. **Wrocław** Hotel Branch in Wrocław,
50. Orbis S.A. **Monopol** Hotel Branch in Wrocław,
51. Orbis S.A. **Giewont** Hotel Branch in Zakopane,
52. Orbis S.A. **Kasprowy** Hotel Branch in Zakopane,
53. Orbis S.A. **Polan** Hotel Branch in Zielona Góra,
54. Orbis S.A. **Zamojski** Hotel Branch in Zamość.

1.2. Changes in the Company's Organizational Structure

After the end of the liquidation of the Orbis S.A. Sofitel Hotel Branch in Kraków n December 31, 2002, the accounting books, receivables and liabilities of the liquidated branch have been taken over by the Orbis S.A. Management Board 's Office in 2003.

1.3. Core Business of Orbis S.A.

The scope of the Company's business operations includes:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing congresses, conventions, symposia, conferences, exhibitions and other special events along with accompanying events,
- provision of hotel lodging and food&beverage services as well as provision of ancillary services,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport,
- provision of transport services, including lease of transport vehicles, organization of transportation by own means of transport as well as provision of transport vehicle repair services,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- foreign trade operations, in particular in the areas related to the Company's core business,
- sale of domestic and foreign products and goods,
- provision of services and conducting business operations in the area of training, investment and information technology,
- provision of banking services within the limits of a license,
- organization and running of gambling games and lotteries,
- provision of insurance services within the limits of licenses and authorizations,
- provision of customs agency services within the limits of a license,
- lease of non-residential premises,
- management of foreign hotels within the framework of Orbis' management systems.

1.4 Membership in Social Organizations, Foundations and Associations

In the year 2003, Orbis S.A. was a member or supporting member of the following organizations:

- Polish Academic and Business Forum,
- Association of Polish Accountants,

- 500 Club Foundation,
- Association of Managers in Poland,
- Management Accounting Institute,
- International Hotels and Restaurants Association /IHRA/,
- Foundation Poland's Promotion - Institute of Polish Brand,
- Foundation for the Development of Accounting in Poland,
- The Conference Board Europe,
- Business Centre Club - Employers' Association,
- Chamber of Commerce of the Polish Hotels' Association,
- Polish Directors' Institute,
- Baltic Tourism Commission.

1.5 The Company's Shareholding Structure

The share capital of the Company amounts to PLN 92 154 016 and is divided into 46 077 008 common bearer shares of "A", "B" and "C" series having a nominal value of PLN 2.00 each. All the shares in Orbis S.A. are listed at the Warsaw Stock Exchange.

The list of Orbis S.A. shareholders as of December 31, 2003, determined pursuant to Article 147 and Article 158a of the Act - Law on Public Trading in Securities, was as follows:

1) Accor S.A. - holder of 16 394 151 shares representing 35.58% of the initial capital,
2) Deutsche Bank AG (though subsidiaries, including REIB International Holdings Limited holding 4 778 190 shares) - holder of 5 721 357 shares representing 12.42% of the initial capital,
3) Commercial Union OFE BPH CU WBK - holder of 2 338 652 shares representing 5.08% of the initial capital,
4) Globe Trade Centre S.A. - holder of 2 303 853 shares representing 5.00% of the initial capital.

1.6 General Assembly of Orbis S.A. Shareholders

Three General Assemblies of Shareholders were held in 2003:

1. On June 26, 2003, an annual Ordinary General Assembly of Shareholders was held according to the following agenda:

1) Presentation of written reports of the Supervisory Board on the results of its evaluation of:
    a) financial statements for the financial year ended on December 31, 2002, and the Management Board's report as well as of the motion of the Management Board concerning the division of profit for the year 2002,
    b) consolidated financial statements of the Orbis Group for the financial year ended on December 31, 2002, and the Management Board's report,

2) Examination and approval of the Management Board's report on the activity of Orbis S.A. for the period from January 1, 2002, up till December 31, 2002,
3) Examination and approval of the financial statements of "Orbis" S.A. for the period from January 1, 2002, up till December 31, 2002,
4) Adopting a resolution concerning division of profit for the financial year 2002,
5) Adopting a resolution concerning allocation of the past year's profit to equity,
6) Adopting a resolution approving consolidated financial statements of the Orbis Group and the Management Board's report on the activity of the Orbis Group in the financial year 2002,
7) Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2002,
8) Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2002,
9) Changes in the membership of the Supervisory Board,
10) Adopting a resolution granting consent to transfer the title to perpetual usufruct of a plot of land located at Roździeńskiego street in Katowice, Poland,
11) Adopting a resolution granting consent to transfer the title to perpetual usufruct of plots of land located at Motelowa street in Cieszyn, Poland,
12) Adopting a resolution granting consent to transfer the title to perpetual usufruct of a part of plot of land located at Rybaki street in Zegrze Płd., Poland,
13) Adopting a resolution granting consent to transfer the title to perpetual usufruct of a plot of land and the Orbis S.A. ownership title to buildings erected thereon, located at 47, Łopuszańska street in Warsaw, Poland,
14) Adopting a resolution granting consent to transfer the title to perpetual usufruct of plots of land and the Orbis S.A. ownership title to buildings erected thereon, located at 5, Prusimska street in Poznań, Poland,
15) Adopting a resolution concerning approval of the By-Laws of the General Assembly of Orbis S.A. Shareholders,
16) Adopting a resolution concerning compliance by Orbis S.A. with the best practice principles contained in the document "Best Practices in Public Companies 2002".

2. On September 11, 2003, an Extraordinary General Assembly of Shareholders was held and adopted a resolution on the issue of bonds and authorizing the Management Board of Orbis S.A. to undertake acts-in-law and legal actions related to the bonds' issue.

3. On December 17, 2003, an Extraordinary General Assembly of Shareholders was held according to the following agenda:

   1) Adopting resolution concerning consent for establishment of joint mortgages to secure potential claims on real property of three branches of Orbis S.A.,
   2) Changes in the composition of the Supervisory Board.

1.7 The Company's Supervisory Board

During its V tenure in 2003 the Supervisory Board presided in the following composition:

- Eli Alroy,
- Wojciech Ciesielski,
- Sabina Czepielinda,
- Justin Chuter - from June 26 till December 17, 2003,
- Wanda Dutkowska,
- Michael Harvey,
- Claude Moscheni – from December 17, 2003,
- David Netser – till June 26, 2003,
- Janusz Rożdżyński,
- Andrzej Saja,
- Jean Philippe Savoye (Chairman),
- David Vely - till December 17, 2003,
- Christopher Voutsinas - from December 17, 2003.

1.8. Information Concerning the Management Board

The Management Board acts in accordance with the procedures defined in § 13 section 3 of the Orbis S.A. Statutes and in the Management Board's Rules approved by the Supervisory Bard

In 2003, the Management Board of the V tenure was composed of the following members:

Maciej Olaf Grelowski	- President,
Krzysztof Andrzej Gerula	- Vice-President,
Andrzej Bobola Szułdrzyński	- Vice-President,
Ireneusz Andrzej Węgłowski	- Vice-President,
Yannick Rouvrais	- Member of the Management Board,
Laurent Picheral	- Member of the Management Board (till Sep 23, 2003),
Alain Billy	- Member of the Management Board (from Aug 5, 2003).

Maciej Grelowski - President and Chief Executive Officer of Orbis S.A.

Coordinates actions related management over Orbis S.A., manages the activities of the Management Board, chairs the meetings of the Management Board, stimulates and harmonizes the processes occurring in the course of the Company's operations and in contacts with the trade unions as well as matters related to the training and upgrading the qualifications of the personnel. As of December 31, 2003, the President held 4 563 shares in Orbis S.A.

Krzysztof Gerula - Vice-President of the Management Board, Director of Marketing and Investor Relations

Manages matters related to the formation and implementation of the Company's marketing policy related to product creation, price policy, sales system and promotional activities as well as to implementation of the policy of relations between the Company and key investors, owner's supervision over shares or equity participation in share capital held by Orbis S.A., and supervision over the implementation of commercial policy defined by the Management Board by Orbis S.A. representative offices abroad. As of December 31, 2003, the Vice-President held 2 607 shares in Orbis S.A., 182 shares in PBP Orbis and 73 shares in Orbis Transport.

Andrzej Szułdrzyński - Vice-President of the Management Board, Financial Director

Manages matters related to the shaping of the financial system of the company and the terms of the remuneration policy, financial internal controls, planning and economic research system, implementation of the economic and financial policy of the Company as well as the reorganization of both the structure and property of Orbis S.A. As of December 31, 2003, the Vice-President held 513 shares in Orbis S.A., 327 shares in PBP Orbis and 200 shares in Orbis Transport.

Ireneusz Węgłowski - Vice-President of the Management Board, Development Director

Manages matters related to the formation of the Company's development strategy through search for attractive investment opportunities, connected to the development of the hotel network, development of IT in the Company and supervision over the functioning of the IT network, forming of the hotel repair and modernization policy as well as supervision over its implementation, research of trends and developments in the hotel industry. As of December 31, 2003, the Vice-President held 3 000 shares in Orbis S.A.

Yannick Rouvrais - Member of the Management Board responsible for the Company's Operating Affairs

Manages all matters related to the operations of the entire company as well as of individual hotels with special focus on issues related to the standards and quality of services rendered by the Company as well as operating analyses concerning efficiency of hotel operations. Mr. Rouvrais does not hold any shares in Orbis S.A. or in other companies of the Orbis Group.

Laurent Picheral - Member of the Management Board

Until September 23, 2003, Mr. Picheral dealt with maters related to internal audit as well as preparation and launching of "Focus" control and monitoring procedures. Mr. Picheral does not hold any shares in Orbis S.A. or in other companies of the Orbis Group.

Alain Billy - Member of the Management Board

Since August 5, 2003, Mr. Billy implements the financial policy of the Company, especially with regard to financing development projects in the Company (including upgrading and expansion of the hotel network) as well as utilization of the financial standards of the Accor group. Mr. Billy does not hold any shares in Orbis S.A. or in other companies of the Orbis Group.

1.9. Activities of the Management Board in 2003

During the period from January 1, 2003, till December 31, 2003, the Management Board held 41 meetings. The most consequential decisions of the Management Board concern:

1. the execution, along with Accor Polska Sp. z o.o. and Accor S.A., of the Sale and Purchase Agreement of shares in the company Hekon Hotele Ekonomiczne S.A., whereby Orbis S.A. acquired 100% shares in the registered capital of Hekon-Hotele Ekonomiczne S.A. from Accor Polska Sp. z o.o.,
2. changes in the economic and financial system leading to its updating in connection with the introduction of balance sheet depreciation rates in 2003 and alignment of the rules governing the system with the principles arising out to Annex no. 1 of the Social Pact that were in effect in 2003,
3. expansion and improvement of the principles of internal control in Orbis S.A. by continuing works related to the implementation of internal audit and Focus control and supervision procedures in the Company, by establishing the Internal Audit Unit within the structure of the Management Board's Office and by changing the structure of the Internal Control Unit as well as by introducing Internal Audit and Control By-Laws in Orbis S.A.,
4. introduction of the principles of corporate governance in the Company,
5. implementation of a program of upgrading of hotels listed in the Company's investment plan,
6. establishment of new principles for the preparation and approval of projects related to the execution of repair and upgrading works and equipment supplies,
7. elaboration, consideration and approval of draft economic, financial and investment plans for the year 2003,
8. implementation of the system of periodic assessment of employees in Orbis S.A. Branches in order to, among others, enhance efficiency and improve the quality of performed work,
9. continued implementation of the employment restructuring and optimization process,
10. standardization of payroll systems and the scope of employee benefits in the Company,
11. regulation of principles of teaching the English language in the Company,

12. introduction of principles for price fixing and commercial policy of Orbis S.A. in respect of sales of hotel room services, taking into account the requirements imposed on hotels of the Novotel, Mercure and Sofitel brands by Accor and standardization of principles for the establishment of rates and terms and conditions of sale by the remaining hotels of Orbis S.A.,
13. regulating issued related to payment guaranties for hotel services,
14. introduction of the "cash pooling" system in the Company,
15. announcing the introduction of new websites and continuing works related to the implementation of the Orbis On Line Internet reservation system and the introduction of management of contracts related to Internet sales at the central level,
16. works related to the implementation of the HACCP system in Orbis S.A. branches in relations to the provisions of the Act on health conditions of food and catering (Official Journal, Dz.U. no. 63 item 634, as subsequently amended).

1.10. Investor Relations

The Orbis S.A. shareholders include individual and institutional investors – investment funds, brokerage firms, banks, pension funds, insurance companies from Poland and abroad. Company shares are listed on the Warsaw Stock Exchange with its quotations being incorporated in the WIG 20 index. Also, the Company has a sponsored GDR program on the London Stock Exchange.

In 2003, information policy of the Company was based on the participation of the Management Board's representatives in investors' conferences organized in Poland and abroad by the Stock Exchange in Warsaw and by investment banks, on individual meetings with analysts and investors in the Company's seat and on ongoing provision of information to all interested parties by phone and e-mail.

In connection with the execution of the transaction of acquisition of shares of the Company Hekon-Hotele Ekonomiczne S.A. by Orbis S.A., on June 25, 2003 the Company held a meeting with investors, in the course of which details related to the transaction as well as the strategy and development perspectives of the Company in the forthcoming years were presented.

The Stock Exchange paper "Parkiet" awarded the "Bull and Bear" prize to Orbis S.A. as a company with the highest standards of corporate governance in 2003. The award falling within that category was presented for the first time in the ten-year-long history of the competition. The paper awarding the prize emphasized in the nomination that Orbis serves as an example of a company that is capable of solving conflicts related to its shareholders in a manner that is efficient and favorable for all.

In 2003, the Company paid out, for the second time in a row, a dividend to its shareholders of PLN 0.34 per share. Orbis S.A. allocated approx. PLN 15.6 million for that purpose, i.e. 50.4% of the net result generated in 2002. By paying out the dividend the Company strives to strengthen shareholders' confidence, taking at the same time into account the needs of the Company resulting from its program of development in the forthcoming years. Therefore, the amount designated for the dividend for 2002 was similar to that paid out in the preceding year.

In 2003, the Company launched new websites, including a new investor relations site, where all current and periodic reports published by the Company and annual reports are presented and - in the part describing Orbis S.A. - information on the Management Board, the Supervisory Board and shareholders, the Statute, the Company's internal by-laws, rules and regulations as well as the archives of General Meeting of Shareholders and information related to the corporate governance in the Company are available.

In accordance with the resolutions of the Board of the Stock Exchange in Warsaw Orbis S.A. made a statement related to the observance of the principles of corporate governance in the Company. The statement was acknowledged by the Supervisory Board and by the general meeting of Shareholders of Orbis S.A. and its contents is available at the Company's website. The actual Orbis S.A. Management Board's statement concerning compliance with the principles of corporate governance by the Company is included in the chapter 18.

2. Market Trends and Conditions

2.1. Macroeconomic Environment

According to the initial estimates of the Ministry of Finance, the gross domestic product grew by 3.7% in 2003. In the third quarter of 2003, the real GDP growth totaled 3.9% as compared to the corresponding period of the past year (in the second quarter, the GDP grew by 3.8% respectively). During three quarters of 2003, the GDP grew by 3.3% as compared to the corresponding period of 2002.

In 2003, average annual growth of consumer products and services' prices totaled 0.8%. In December, the inflation rate rose by 0.2% versus November.

The unemployment rate in December equaled 20.0% and was by 2.4 percentage point higher than in November 2003.

According to the National Bank of Poland (NBP), in December 2003 the Euro exchange rate was higher by 16.7% as compared with December 2002. During the same period, the US Dollar exchange rate fell by 3.2%.

In 2003, the sold industrial output (in business organizations employing more than 9 persons) was by 8.7% higher than in 2002 (the corresponding growth in 2002 was 1.5%). The growth of industrial output in the fourth quarter of 2003 (12.1%) was much greater than that reported in the past periods. The growth of the retail sales volume remained high.

The tourist traffic is stabilizing. Throughout January-December 2003, the number of foreign visitors to Poland totaled 52.1 million (by 2.7% more than in 2002), while the third quarter was a period of increased tourist traffic (growth by some 6.3%, i.e. 15.8 million tourists).

These positive macroeconomic changes directly translate into the situation in the hotel industry in Poland and were reflected in the performance of Orbis S.A.

Moreover, a positive factor which positively influenced the average daily rate attained by Orbis S.A. hotels in the fourth quarter of 2004 was the high Euro exchange rate against the Zloty.

2.2. Orbis S.A. Share Listings

The price of stocks of Polish companies operating in the services' sector (including Orbis S.A.) at the stock exchange reflect the economic environment in Poland and abroad. The macroeconomic conditions in which those companies conducted their business operations affected the results attained by them, and, consequently, the pricing of their shares at the stock exchange. During the period January-December 2003, the Company's share prices fluctuated between PLN 14.90 and PLN 29.60. The spread between the highest and the lowest price equaled PLN 14.70, that is 98.7% of the lowest quotation. From January till the end of April, the share prices followed a downward trend. On April 29, 2003, the prices dropped to the level of PLN 14.90, reaching their maximum low in 2003. The price drop was followed by upward correction up to the level of PLN 16.30 (May 12, 2003). The successive days brought a downward trend lasting up till May 22, 2003, when Orbis' quotations reached the level of PLN 15.15 (the local low). Then, the prices hiked to PLN 18.95 (June 17, 2003). On the last days of June, a zig-zag correction has been recorded. During the third quarter of 2003 right until the beginning of September, the prices kept rising to reach the highest price on September 1, 2003 (the closing price was PLN 29.60). It was the local high, both during the third quarter of 2003 and during the period January-December 2003. Since September, a downward trend set in. On September 15, 2003, the share prices reached the local low at PLN 24.50. The downward trend with minor corrections continued since mid-September, and on September 30, 2003, the Orbis share price was at PLN 23.20. From the beginning of the fourth quarter of 2003, the share prices rose to reach a local high at PLN 29.30 on October 15, 2003. This price accounted for 99% of the highest quotation in 2003. Then the prices followed a downward trend, broken by some minor corrections, and reached a local low at PLN 24.10. This set off the reversal of the trend, to be continued, with local corrections, until the end of the reporting period. On the last day of the year (December 31, 2003), Orbis share price reached PLN 27.70. This price was 93.6% of the highest quotation during the period January-December 2003. The average daily trading volume in Orbis shares in the fourth quarter of 2003 equaled 57 544 shares and during the period January-December, 49 339 shares.

Throughout the greater part of 2003, the performance of the WIG-20 index and of the Orbis S.A. share prices have been positively co-related. Negative correlation was observable only during the period March 18 - March 21, June 6 - June 12, and July 14 - July 21, 2003, December 12 - December 15, December 23 - December 31, 2003.

Chart 1 Orbis S.A. and WIG-20 index quotations during the period January–December 2003


Orbis S.A.
WIG-20
30,0
29,0
28,0
27,0
26,0
25,0
24,0
23,0
22,0
21,0
20,0
19,0
18,0
17,0
16,0
15,0
14,0
1 900
1 850
1 800
1 750
1 700
1 650
1 600
1 550
1 500
1 450
1 400
1 350
1 300
1 250
1 200
1 150
1 100
1 050
1 000

The local price highs of both the categories (the WIG-20 index and the Orbis share listings) occurred for example on January 3, 2003 (when the WIG-20 index reached the level of 1 242.29 points and the Company's share price matched its performance and rose to a price (local maximum) of PLN 18.00), on March 10, 2003 (share price of PLN 17.50 and WIG-20 at the level of 1 119.82 points), May 15, 2003 (share price of PLN 16.25 and WIG-20 at the level of 1 168.14 points), June 25, 2003 (accordingly, PLN 17.65 and 1 251.12 points), September 1, 2003 (share price of PLN 29.60 and WIG-20 at the level of 1 712.15 points), October 15, 2003 (share price of PLN 29.30 and WIG-20 at the level of 1 687.32 points) and November 10, 2003 (share price of PLN 26.90 and WIG-20 at the level of 1 583.40 points).

The local lows of Orbis share listings and drops of WIG-20 index occurring simultaneously were reported, for instance, on January 08, 2003, when the Orbis share price of PLN 17.40 corresponded to the low level of the WIG-20 index at 1 207.75 points; on March 17, 2003 (share price at PLN 16.85 and WIG-20 index at the level of 1 082.43 points), May 13, 2003 (share price at PLN 16.05 and WIG-20 index at the level of 1 140.44 points), on June 24, 2003 (accordingly, PLN 17.25 and 1 231.18 points), on July 23, 2003 (share price at PLN 20.10 and WIG-20 index at the level of 1 329.88 points), on September 15, 2003 (share price at PLN 24.50 and WIG-20 index at the level of 1 506.13 points), on October 27, 2003 (accordingly, PLN 26.10 and 1 512.64 points), on November 20, 2003 (accordingly, PLN 24.10 and 1 415.17 points), and on December 5, 2003 (accordingly, PLN 25.30 and 1 484.36 points).

Table 1 Orbis S.A. and comparable hotel chains' share price quotations

Company	Share price as of Dec 18, 2003	52 - weeks (price)	
		highest	lowest
Jarvis Hotels ( )	147.00	152.00	85.00
De Vere Hotels plc ( )	407.25	416.80	260.30
Queens Moat Houses plc ( )	8.50	15.80	6.30
NH Hotels (eur)	9.25	10.40	7.00
Orbis S.A. (pln)	27.50	29.60	14.90

Company	Ratio of the price as of Dec 18, 2003, to the highest price	Ratio of the price as of Dec 18, 2003, to the lowest price
Jarvis Hotels ( )	96.7%	172.9%
De Vere Hotels plc ( )	97.7%	156.5%
Queens Moat Houses plc ( )	53.8%	134.9%
NH Hotels (eur)	88.9%	132.1%
Orbis S.A. (pln)	92.9%	184.6%

Taking the date of December 18, 2003, and the preceding 52-week period as reference points, the prices of hotel companies De Vere Hotels, Jarvis Hotels and Orbis S.A. fluctuated closest to the highest price levels reached during the period in question – at respectively 97.7%, 96.7% and 92.9% of the highest price. NH Hotels were quoted closest to their lowest price level (132.1% of the lowest price).

The condition of the hotel sector improved to some extent during the fourth quarter of 2003. On the domestic market, the ascendant economic business cycle did have an impact upon the Company's performance. Another positive signal is a slight growth in the tourist traffic.

The pricing of hotel companies at world stock exchanges is a good indicator of the economic situation in particular regions. In 2003, the condition of the hotel industry was difficult, both at the domestic market as well as abroad. Emergence of new competitors and absence of clear-cut signals of overturning the global recession brought about stagnation and deterioration in hotel chains' performance.

2.3. Competition: Demand for and Supply of Hotel Services

In 2003 the foreign incoming traffic totaled 52.1 million (and was by 2.7% greater than in the past year), of which 15.8 million accounted for the third quarter of the year (growth by 6.3%). Incoming traffic from countries such as Slovakia, Denmark, Hungary, Ireland, Spain, Canada, Romania, Italy, South Korea, Portugal and Slovenia increased by more than ten percent. German incoming traffic grew by 7.6%, whilst the number of arrivals from the remaining countries of the European Union declined by 1.1%.

According to the estimates by the Institute of Tourism, throughout the entire 2003, the number of tourist arrivals equaled some 13.7 million (somewhat less than in 2002).

The World Tourism Organization (WTO) announced that the volume of tourist traffic on a global scale fell by 1.2% in the past year as compared with the year 2002 and this reduction is the greatest ever reported. Annual assessments indicate that the number of trips in 2003 came to 694 million, which is by 8.5 million less than in 2002. However, tourism in the Central and Eastern Europe has hardly been affected by these trends.

According to the Institute of Tourism, the number of foreign arrivals into Poland would go up steadily beginning from 2005. Forecasts project that in 2007 the number of foreign visitors to Poland will grew by three million as compared with 2004. Forecasts of tourist spending throughout 2003-2006 indicate positive trends at the domestic tourist market, which might translate into growth of hotels' yields.

The year 2003 is yet another year of growth in the number of hotel rooms available in Poland, particularly at the major business markets, such as: Warsaw (1753 new rooms, including 1482 rooms offered by the first-degree competitors), Cracow (515 new rooms), Katowice (114 new rooms) and Trójmiasto (Gdańsk-Sopot-Gdynia) (30 new rooms).

The Warsaw Market

At the end of 2003, the share of Orbis S.A. at this most important local market (Warsaw market) versus the number of rooms offered by primary competitors equaled 40.9%[1] and was by 9.1 percentage points lower than in 2002. The number of rooms available on average throughout 2003 in Orbis S.A. hotels in the capital equaled 2 279 rooms (taking into account the closure of certain rooms due to refurbishment works at Novotel Centrum).

The group of major competitors expanded in 2003 to include six new properties:

- the five-star InterContinental hotel (401 rooms, of which 75 suites) located at Emilii Plater street,
- the five-star Westin hotel (361 rooms) located at the junction of Jana Pawła II avenue and Grzybowska street,
- the four-star Courtyard by Marriott hotel (226 rooms) located near the Okęcie airport,
- the three-star Ibis Stare Miasto hotel (333 rooms) located at Muranowska street,
- the three-star Dom Chłopa hotel - new section (116 rooms) located at 2, Powstańców Warszawy street,
- the four-star boutique Hotel Rialto (45 rooms) located at Wilcza street.

The following hotels will launch their operations in Warsaw in 2004:

- the four-star boutique Hotel Le Regina (61 rooms) located at Kościelna street,

---

[1] The market share is calculated on the basis of the average annual number of available rooms considering the actual number of days of operation of new competitive hotels in a given year.

- the Envergure hotel village: one-star Premiere Classe (126 rooms), two-star Campanile (194 rooms), three-star Kyriad Prestige (144 rooms) located at Towarowa street and Zawiszy Square,
- the three-star Blue City hotel (220 rooms) located at Zawiszy Square,
- the four-star boutique hotel (50 rooms) located at Zgody street,
- the luxury Polonia hotel (206 upgraded rooms) located at the junction of Marszałkowska street and Jerozolimskie avenue,

as well as hotels classified as secondary competition:

- the Aparthotel Diana (41 suites) located at Chmielna street,
- the two-star Oki Doki hostel (18 rooms) located at Dąbrowskiego Square,
- the two-star Ideal hotel (66 rooms) located in Pruszków near Warsaw.

The following hotels are scheduled to open in 2005:

- the five-star Hilton hotel (320 rooms) located at Wronia street,
- the four-star Crowne Plaza hotel (332 rooms) located at Jerozolimskie avenue,
- the three-star Express by Holiday Inn hotel (170 rooms) located at Marynarska street,
- the three-star Qubus hotel (250 rooms) located at Wawelska street.

In aggregate, 2 198 new rooms are planned to be opened in competitive hotels at the Warsaw market by the end of 2005 (in 2004 - 1 126 new rooms, and in 2005 - 1 072 new rooms).

The Cracow Market

In 2003, five new hotels opened in Cracow. At the same time, Sofitel (242 rooms) was closed, which resulted in a cutback of the Orbis S.A. hotels' share in this market down to the level of 26.9% at the end of 2003, i.e. by 10.9 percentage points lower than at the end of 2002.

The following hotels were opened in 2003:

- the Express by Holiday Inn hotel (182 rooms),
- the Radisson SAS hotel (196 rooms),
- the Alexander hotel (35 rooms),
- the Monopol hotel (75 rooms),
- the Wilga hotel (27 rooms).

Opening of three successive hotels is scheduled for 2004:

- the Sheraton hotel (232 rooms),
- the Sympozjum hotel (86 rooms),
- the Apartamentowiec hotel (12 rooms).

One more hotel located at Matejki Square (40 rooms) is planned to be opened in 2005.

In aggregate, 370 new rooms will be opened at the Cracow market by the end of 2005 (in 2004 - 330 rooms and in 2005 - 40 rooms).

The Katowice market

The share of Orbis S.A. hotels versus primary competitors equaled 70.2% at the end of 2003 and was by 1.2 percentage points lower than in 2002.

One new hotel (the Monopol hotel - 114 rooms) was opened at the Katowice market in 2003. At the same time, the number of rooms available in the Novotel Rondo hotel grew as a result of completion of refurbishment works (increase by 35 rooms).

The Qubus hotel is scheduled to open in 2004 (150 rooms).

The Gdańsk-Gdynia-Sopot (Trójmiasto) market

The share of Orbis S.A. hotels at this market versus primary competitors equaled 57.3% at the end of 2003 and fell down by 6.9 percentage points as compared with the year 2002.

In 2003, a new hotel (the Królewski hotel - 30 rooms) was opened at the Trójmiasto market. At the same time, the following hotels: the Lival hotel, the Haffner hotel and the Neptun hotel, opened in 2002, reached their full operating capacities.

Two hotels are scheduled to open in 2004:

- the hotel na Zamkowej Górze (350 rooms),
- the boutique hotel Waldschausenów in Gdańsk-Oliwa (25 rooms).

Successive openings are planned for 2005:

- the Radisson SAS hotel in place of the former Jantar hotel (150 rooms),
- hotel in Gdańsk (50 rooms),
- hotel at the area of Dom Zdrojowy in Sopot (164 rooms),
- the Echo Investment hotel in Gdynia (180 rooms),
- the Wenlz hotel at the centre of Sopot (number of rooms not available),
- the Luksusowy hotel of the Prokom company in Sopot (100 rooms).

In aggregate, around 1 019 new rooms will be opened at the Trójmiasto market by the end of 2005 (in 2004 - 375 rooms and in 2005 - around 644 new rooms).

The Poznań Market

No change in the number of rooms in competitive hotels has been reported at the Poznań market in 2003. The Novotel Centrum hotel offers 56 rooms more after refurbishment, as a result of which the share of Orbis S.A. hotels in this market at the end of 2003 totaled 61.4% and was by 1.1 percentage points greater than in 2002.

No new hotels are planned to be opened in 2004. On the other hand, four new openings are scheduled for 2005:

- the Sheraton hotel in place of the Bałtyk cinema (182 rooms),
- a hotel of the Wechta company (250 rooms),
- a hotel in the Old Brewery (116 rooms),
- the System hotel (108 rooms).

In aggregate, 656 new rooms will be opened at the Poznań market by the end of 2005.

The Wrocław Market

The number of hotels operating at the Wrocław market in 2003 did not change, though the following hotels: Campanile, Radisson SAS and Dom Jana Pawła II, opened in 2002, reached their full operating capacities. As a result, the fair share of Orbis S.A. hotels versus primary competitors equaled 34.9% at the end of 2003 and fell down by 2.8 percentage points as compared with the year 2002.

No new hotels are planned to be opened in 2004. One opening, i.e. the System hotel (108 rooms) is scheduled for 2005.

The Szczecin market

Likewise Wrocław, the number of hotels operating at the Szczecin market in 2003 did not change, though competitive hotels such as Ibis and Novotel, opened in 2002, reached their full operating capacities. Consequently, the fair share of Orbis S.A. hotels versus primary competitors equaled 34.7% at the end of 2003 and was by 0.9 percentage points lower as compared with the year 2002.

Opening of the Atrium hotel (30 rooms) is scheduled for 2004. The number of rooms and the scheduled opening date of two new hotels: a hotel to be erected at Chrobrego street and a hotel forming a part of the recreation & leisure facility, is not yet known.

The Lublin market

The number of hotels operating at the Lublin market in 2003 did not change. Competitive hotels such as the Europa hotel and the Lublinianka hotel opened in 2002, reached their full operating capacities. Thus, the fair share of Orbis S.A. hotels versus primary competitors equaled 25.5% at the end of 2003 and fell by 4.2 percentage points as compared with the past year.

One opening, i.e. the Campanile hotel (80 rooms) is scheduled for 2004.

Successive openings are planned in 2005:

- the Żydowski hotel (150 rooms),
- the high-class Batory guesthouse (50 rooms).

Openings in successive years will include:

- a hotel of the Radisson SAS network forming a part of the conference centre,
- a hotel with a number of suites and a sports centre will be built by a Norwegian investor for Euro 100 million at the premises of the Lublinianka sports club,
- rooms, offices and suites in seven restored Old Town Houses.

The Toruń Market

The fair share of Orbis S.A. hotels versus primary competitors at the Toruń market equaled 76.6% at the end of 2003 and fell by 3.5 percentage points as compared with 2002.

One new hotel, i.e. the Spichrz hotel (19 rooms) was opened in 2004 in Toruń.

Three openings are scheduled for 2004:

- the Urbański hotel (100 rooms),
- a hotel in the Filmar corporate headquarters (130 rooms),
- the Kopernik hotel after general overhaul (44 rooms).

3. Marketing and Promotion of the Company

In 2003, Poland's GDP grew by 3.7%. The beginning of the economic revival in Western Europe and Poland was particularly evident at the end of 2003 and hence, had a minor impact upon the Company's performance in 2003. Orbis Hotels are particularly affected by the business trends in Germany and Scandinavian countries, where most of Orbis' foreign guests come from. As compared with the beginning of the year 2003, when the economic growth in Germany was around - 0.1%, the end of the year witnessed a delicate improvement by some 0.2%, as a result of which this major economy in the European Union reported a decline of the Gross Domestic Product by 0.1%. Economic standing of the countries in Western Europe directly translates into revenues generated by the Company. The rate of exchange of the euro against the zloty which remained high throughout the year 2003 had a major bearing upon the results reported by the Company. High rate of exchange of the Euro allowed generating higher revenues, all the more so considering that 8 hotels that are the most popular amongst foreign guest quoted their rates in euro in 2003.

The tourist market was shaped by the overall geopolitical situation which was quite complicated in 2003. The military operation in Iraq and the SARS epidemics in the Far East cut back the tourist traffic by some 1.2% (702.6 million trips in 2002, 694 million in 2003 - WTO figures) as compared to 2002. In addition, the tourist sector was clearly affected by the effects of the "War on Terrorism" which entails a greater control over tourist traffic. Increased risk of terrorist attacks resulted in extraordinary security measures being put in place by airlines and other organizations, which often caused delays in flights or cancellations of certain flights, aggravating loses in the tourist industry as a whole.

The year 2003 witnessed the opening of new hotels throughout Poland. The growth was focused on the four-star and five-star hotels market. Such a large number of new hotels which opened in 2003 is an upshot of investment plans made 4-5 years ago that forecasted a high dynamics of tourist traffic growth. Since the projections relating to growth in this sector proved to be overly optimistic, large cities found themselves having a surplus of hotel rooms. Increased supply versus a practically unchanged volume of demand brought the rates of hotel services down, undermining the realizable revenues. The hotel market is also prone to the so-called "novelty effect", whereby newly opened hotels report a greater occupancy than the existing ones. Another effect which is visible in the conditions of too high supply of hotel rooms as compared with the actual needs is the fact that hotels of a higher category often begin to attract customers which traditionally availed of services in hotels of a lower segment.

The above-mentioned factors are to a large extent accountable for the emergence of the escalation effect or price war which ravaged the market for a short period of time, yet over a long-term is not beneficial for service providers (lower revenues) and clients (decline in the standard of service) . The price policy of Orbis hotels in 2003 is aimed at counteracting this effect.

3.1. Commercial Policy

Guidelines of Orbis S.A. commercial policy specified in Resolution no. 29 of December 02, 2002 were brought in line with the common requirements of all Accor brands: Mercure, Novotel, Sofitel as well as Orbis and Holiday Inn. Rate system based on uniform principles was in effect in all Orbis S.A. hotels, irrespective of whether they belonged to Accor brands or not and provided for:

- a separate rate system for the tourist and the business markets based on diversified rate levels correlated with the volume of partner's turnover;
- the leveling of rate table for individual hotels by decreasing Rack Rates coupled with a simultaneous abandonment of establishment of an excessive number of group, individual and corporate rate levels, in extreme conditions leaving only one rate for each of the above rate categories and slightly decreasing it as compared to Rack rates;
- change of currency: PLN was adopted as the main currency, next to EUR, in which hotel rates are published. The share of Polish guests in the occupancy rate was adopted as the criterion for selecting the currency. The majority of Orbis S.A. hotels adopted PLN as the currency in which Rack Rates and other rate categories applicable for business traffic are fixed. This is connected with the fact that business traffic comes predominantly from companies operating on the Polish market. As regards the tourist traffic for which foreign incoming traffic is of decisive significance, EUR-denominated rates have been preserved;

  Hotels that adopted EUR as the currency of business rates for the year 2003 include: Novotel Bronowice and Francuski hotel in Cracow, Mercure in Poznań, Europejski hotel, Novotel Airport, Novotel Centrum in Warsaw, Sofitel and Holiday Inn in Warsaw;
- for tourist traffic the commercial year, which in case of business traffic corresponds to the calendar year, runs from April 1, 2003 to March 31, 2004;
- room rate included overnight accommodation, breakfast and VAT; for Sofitel Victoria and Holiday Inn hotels the breakfast rate is published separately;
- commission fees for travel agencies in retail sales was preserved and ranged from 8% to 10%;
- market coordination: coordinators appointed on the five major markets in Warsaw, Gdańsk, Cracow, Poznań and Wrocław supervise the cooperation of Orbis S.A. hotels. Also, Accor Polska hotels are subjected to coordination of applied rates and of providing services to business and tourist traffic. These activities have as their objective to avoid mutual competition and, thereby, prevent excessive reduction in the Average Daily Rate in Orbis S.A. and Accor Polska hotels.

As regards the pricing policy assumptions for 2004, the key elements of hotel rates system applicable in the year 2003 have been maintained. Changes introduced in the price fixing related to:

- price currency: Novotel Centrum in Poznań has been added to the eight hotels that fix all their prices in EUR. All other Orbis S.A. hotels continue to set their prices in PLN;
- the price structure has been left unchanged, breakfast and VAT continue to be included in the price;
- the introduction of a separate system of Call Center rates, for the Orbis hotel reservation center and for the Orbis On Line Internet reservation system;
- the launching of a Central Price List, a program that serves to aggregate all rates of Orbis S.A. hotels in one Central Data Base representing also the only source of supply for Call Center and Orbis On Line reservation systems;
- in connection with the prevailing high EUR/PLN exchange rate, steps were taken with the intention to halt the tendency to decrease rates by hotels, or even a certain price adjustment upwards where it is considered plausible within the scope of market coordination.

As at the end of 2003, out of the 54 hotels belonging to Orbis S.A. and having a total of 9 717 rooms (annual average) offered for sale 19 hotels (35%), with 42.3% of all rooms, operated under the Accor brand, of which:

- Novotel brand: 10 hotels with 2 500 rooms, i.e. 25.7% of the total number of rooms,
- Mercure brand: 8 hotels with 1 270 rooms, i.e. 13.1% of the total number of rooms,
- Sofitel brand: 1 Sofitel Victoria with 341 rooms, i.e. 3.5% of the total number of rooms,
- Holiday Inn brand: 1 hotel in Warsaw with 336 rooms, i.e. 3.5% of the total number of rooms,
- Orbis brand: 34 hotels with 5 270 rooms, i.e. 54.2% of the total number of rooms.

The number of rooms in the Novotel brand hotels changed in the course of 2003 as a result of upgrading works: works were completed in Novotel Rondo in Katowice as well as in Novotel Centrum in Poznań and an increased number of rooms, as compared to 2002, was rendered operational but, simultaneously, nearly half of rooms in Novotel Centrum in Warsaw were rendered non-operational.

Mercure Helios in Toruń with 110 rooms was affiliated with the Accor network with a certain delay, in April 2003.

After Sofitel in Cracow was rendered non-operational in the autumn of 2002, Sofitel Victoria became the only hotel of that brand operating on the market.

As a result of the above changes, in 2003, the number of hotel rooms offered for sale ranged from 9 774 in January to 9 624 in July. The average annual number of rooms stood at 9 717, i.e. by 0.8% less than in 2002.

All the figures pertaining to the year 2002, to which results generated in 2003 are referred to, have for the purposes of this Report been adjusted by including figures related to Sofitel Cracow in order to ensure the comparability of conditions of operating.

3.2. Occupancy Rate, Average Daily Rate and RevPAR

The reduction in the number of available rooms was accompanied by a minor decline in hotel occupancy. The number of rooms sold to guests in 2003 totaled in aggregate 1 560 233 rooms, i.e. by 1% (16 096 rooms) less than in 2002. The weakest results have been reported in the first and second quarters, during which the decline versus the year 2002 equaled, respectively, 9.6% and 5.2%. Beginning from the third quarter, the situation began to improve substantially. The number of rooms sold in the third quarter equaled 4.6% and in the fourth quarter 4.4% as compared with the corresponding period in 2002.

At the end of the year 2003, **the occupancy rate** stood at 44.0%, i.e. by 0.1 percentage points below the result in 2002 (44.1%). Only two markets, i.e. Trójmiasto (Gdańsk, Sopot, Gdynia) with the occupancy rate equal to 53.4% and Warsaw with the occupancy rate at 50.3% managed to maintain the average annual occupancy rate above the threshold of 50%. Likewise the past year, the lower occupancy rate was reported by hotels in Szczecin (33.2%), Katowice (33.4%) and Poznań (37.5%). It must, however, be noted that hotels in Poznań and Katowice did report a certain improvement of occupancy rate as compared with 2002: in Poznań by 3.3 percentage points, in Katowice by 2.5 percentage points, likewise in Wrocław by 1.6 percentage points and Warsaw by 1.1 percentage points. In Szczecin, the occupancy rate deteriorated by 0.4 percentage points.

The greatest decline in occupancy rate as compared with 2002 occurred in the Kraków market (by 5.2 percentage points), and further in leisure hotels (by 1.9 percentage points), in Gdańsk (by 1.6 percentage points) and in the remaining hotels in cities (by 0.7 percentage points).

The Average Daily Rate per one room sold in 2003 totaled PLN 210.8. The quoted figure represents a net rate for room without breakfast and VAT. It reflects a minor growth by 0.6% as compared with PLN 209.6 in 2002 and denotes a reversal of the former downward ADR trend. In terms of particular brands, the best results have been generated by hotels operating under the Mercure brand, i.e. PLN 216.5, reporting an improvement by 6.8% as compared with 2002. Hotels of the Novotel brand did manage an Average Daily Rate at a level slightly higher than Mercure hotels (PLN 233.2), though by 1.8% lower as compared with PLN 237.4 in 2002. A major decline was reported by Sofitel Victoria, i.e. PLN 392.6 as compared with PLN 411.8 in 2002 (reduction by 4.7%). The lowest daily rate was reported by Orbis Hotels brand, i.e. PLN 186.0, which seems reasonable due to their generally less convenient locations and a correspondingly lower standard of service. At the same time, this group of hotels reported an improvement in the average daily rate by 0.3%.

In terms of the main hotel markets, the highest Average Daily Rate was reported by hotels in Warsaw, i.e. PLN 275.5, in Poznań, i.e. PLN 245.6 and in Katowice, i.e. PLN 216.2. On the other hand, the lowest Average Daily Rates have been attained by hotels in Szczecin, i.e. PLN 136.0 and hotels in the Wrocław market, i.e. PLN 149.3.

A clear improvement in the Average Daily Rate was reported by hotels located in leisure locations, on average by 12.5%. This group of hotels includes the Kasprowy Hotel in Zakopane - ADR at PLN 225.8 (growth by 8.6%), and the Mrongovia Hotel - ADR at PLN 182.5 (growth by 29.2%).

Throughout the entire year 2003, the relatively best results in terms of Average Daily Rate were generated by hotels in the second quarter of the year, when the ADR grew by 3.5%. During the next quarters, the ADR began a slight decline, by 0.4% in the third quarter and by 0.8% in the fourth quarter. It was attributable to a prevailing strong EURO/PLN exchange rate. Beginning from March 2003 and lasting unyieldingly until the end of the year, the average EURO/PLN exchange rate quoted by the National Bank of Poland remained above PLN 4.30, and even exceeded PLN 4.65 against 1 EUR in the fourth quarter of 2003.

Thanks to the occupancy rate remaining at a more occupancy rate less the same level and a slight increase in the Average Daily Rate, the RevPAR, i.e. **the revenue per available room** equaled PLN 92.7, reflecting a slight improvement (by 0.3%) as compared with the year 2002.

In terms of individual brandy, the Revpar performance was as follows: Sofitel PLN 186.2 (decline by 5.4%), Novotel PLN 108.2 (growth by 3.8%), Mercure PLN 99.6 (growth by 3.6%), and Orbis Hotels PLN 78.6 (decline by 2.1%).

Chart 2. REVPAR in 2003 and in 2002 (PLN)


MERCURE
99,6
96,1
NOVOTELE
108,2
104,1
SOFITEL Victoria Warsaw
186,2
196,8
ORBIS Hotels
78,6
80,3
ORBIS
92,7
92,5
2003
2002

3.3. Market Segmentation (Business Mix)

It should be highlighted that the minor decline in the number of rooms sold concerns exclusively the tourist segment. In 2003, sales of rooms in this segment was by almost 50 thousand rooms (6.5%) less than in 2002. At the same time, sales of rooms in the business segment grew by over 35 thousand (4.3%).

In consequence of these changes as at the end of the year 2003 the share of business guests in the structure of rooms sold grew to 54.2% as compared to 51.4% in 2002.

In the business segment rooms were sold at an average rate equaling PLN 245.8 versus PLN 257.2 in 2002, representing a decline by 4.5% as compared to 2002. The main reason for the decline is a fall of rack rates in the „individual business guests' segment" from PLN 294.7 down to PLN 278.4 and in the "corporate" segment from PLN 254.7 in the year 2002 to PLN 243.6 in 2003. As regards MICE events comprising conferences, seminars, etc. the Average Daily Rate grew to PLN 233.3 against PLN 222.2 in 2002.

Chart 3. ORBIS S.A. – Rate Segmentation in 2003


Tourist groups
27,4%
29,8%
Individual tourists
4,7%
5,6%
Special offers & promotions
6,8%
10,1%
Weekends
5,0%
Other tourist
1,9%
3,0%
TOURIST
45,8%
48,6%
Business
18,9%
19,4%
Corporate (Volume)
18,4%
15,7%
Conference & Incentive
7,5%
5,6%
Other business
9,4%
10,7%
BUSINESS
54,2%
51,4%
2003
2002

In the tourist segment, the Average Daily Rate achieved in the year 2003 amounted to PLN 170.0 and was by 6.6% higher as compared to 2002 when it equaled PLN 159.4. The increase was attributable to the growth in the tourist group traffic by almost 8.5% from PLN 141.3 to PLN 153.3 in 2003.

Chart 4. ORBIS S.A. – Daily rate per segment in 2003 (PLN)


Tourist groups
153,3
141,3
Individual tourists
181,1
189,8
Special offers& prom.
170,6
156,2
Weekends
209,4
Other tourist
278,3
290,7
TOURIST
170,0
159,4
Business
278,4
294,7
Corporate (Volume)
243,6
254,7
Conference& Incentive
233,3
222,2
Other business
194,3
211,1
BUSINESS
245,8
257,2
2003
2002

Chart 5. ORBIS S.A. – Market segmentation in 2003



Austria
1,2%
1,6%
Belgium
1,0%
1,0%
Czech. Rep&Slovakia
0,9%
0,8%
France
3,2%
3,0%
Spain
2,0%
1,7%
The Netherlands
1,9%
1,7%
Israel
3,0%
3,0%
Japan
1,0%
1,0%
Germany
23,1%
23,2%
Russia /FIS
1,5%
1,3%
Switzerland
0,8%
0,9%
Hungary
0,4%
0,4%
Great Britain
4,0%
3,9%
Italy
4,7%
3,9%
USA & Canada
4,9%
5,1%
Scandinavia
6,3%
6,3%
Other countries
5,1%
5,3%
POLAND
34,9%
35,9%
2003
2002

The structure of room sales according to the country of guest's origin indicates a slight decline in the share of Poles, from 35.9% in 2002 to 34.9% in 2003. Germans continue to be the most numerous group of foreign guests of Orbis hotels. Their share in the number of rooms sold fluctuates between 23.2% in 2002 and 23.1% in 2003.

Similar fluctuations have been observed in stays of guests from USA and Canada: from 5.1% in 2002 to 4.9% in 2003. Another numerous guest group comprises visitors from Scandinavia (Denmark, Sweden, Norway and Finland). In 2003, their share remains at the same level of 6.3% as in 2002. The number of arrivals from Italy hiked in 2003, from 3.9% in 2002 to 4.7% in 2003. European Union countries are placed further on the list: Great Britain with a share of 4.0% and France 3.2%. Among non-European countries, the largest share belongs to guests from Israel, i.e. 3%.

Chart 5a. ORBIS S.A. – Rate segmentation at selected markets


0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
POLAND (34.9%)
3%
23%
36%
24%
13%
Germany (23.1%)
58%
12%
18%
11%
1%
Scandinavia (6.3%)
31%
29%
23%
13%
4%
USA & Canada (4.9%)
47%
15%
24%
9%
6%
Italy (4.7%)
25%
15%
26%
32%
3%
Great Britain (4%)
17%
21%
35%
20%
7%
France (3.2%)
18%
16%
34%
26%
6%
Israel (3%)
80%
7%
7%
4%
1%
TOTAL
27%
18%
28%
18%
8%
Tourist groups
Individual tourists
Individual business guests
Corporate (Volume)
MICE

In terms of arrivals from Orbis' main markets, the dominant segment is tourism, including group tourism. Out of the total number of guests from Israel, groups account for as much as 80% of all arrivals. Furthermore, tourist groups contribute 58% in arrivals from Germany and 47% from USA and Canada.

As regards the remaining European markets other than Germany, i.e. Scandinavia, Great Britain, France and Italy, individual travelers, both business and tourist, prevail in the overall traffic.

The domestic market is highly dominated by business stays, with a major contribution of MICE events - conferences, seminars and training sessions.

Chart 6. Segmentation of the food & beverage sales


Breakfasts
28,5%
27,7%
Groups
12,7%
11,5%
Conferences
16,4%
14,9%
Banquets&catering
12,3%
11,7%
Private customers
26,5%
28,9%
Other
3,8%
5,3%
2003
2002

The food & beverage sales in 2003 totaled PLN 196.4 million, which accounted for 96.1% of the corresponding figure in 2002. Sales declined in hotels located in Kraków (by 8.7%) and in Warsaw (by 7.9%), went down slightly (around 2%-3%) in Gdańsk and Katowice, whereas in Poznań, Szczecin and Wrocław, the food & beverage sales increased by 1% and 2%.

Breakfasts continue to largely contribute to the structure of food&beverages sales (28.5%), whilst the share contributed by tourist groups went up to 12.7%, and the share of conferences and MICE events to 16.4%, banquets and catering to 12.3%.

The share of individual consumers in the structure of food&beverages sales went down and totaled only 26.5% in 2003. The above term represents the total sales of restaurants, coffee shops and bars for individual guests who most frequently include local inhabitants who do not purchase an overnight accommodation in the hotel.

3.4. Sales System

The year 2003 was the second consecutive year of the operation of the Central Sales Office. Over that period 1 170 corporate contracts and 1 456 MICE contracts were executed. Clients purchased a total of 226 542 rooms sold by Orbis hotels in the corporate segment, i.e. by 36% more than in 2002 and the value of MICE events equaled PLN 17.32 million. In 2003, a special offer was prepared for the employees of Government and Self-Government Administration which was distributed among Government and Self-Government Administration Authorities in Poland by the Central Sales Office (CSO). A special person within the Central Sales Office was appointed to penetrate the public procurement market which brought about first effects in 2003 when the Central Sales Office won 7 tenders for the benefit of the hotel network.

The main activities of CSO in the year 2003 included soliciting potential clients from competitive hotels as well as reducing internal competition between hotels by way of bringing negotiations to the central level.

New products have been created in order to satisfy clients' needs, namely weekend packages for employees of companies, special weekend promotions.

Since April 2002, the Tourism and Leisure Department has taken over negotiations with Poland's largest travel agencies. In 2003, the Department contracted groups for a total of 107 173 rooms (concerns CSO contracts). Negotiations held in the year 2003 concerned the group market and IT and will produce effects in the season of 2004/2005. The Tourism and Leisure Department contracted a total of 62 856 rooms for groups.

CSO plans for the year 2004 include:

- bringing re-negotiations on the corporate market to an end;
- distribution of GOV offers;
- negotiations and reservations for group series for the season 2004/2005 and ad hoc groups for 2004 (tourist market);
- MICE market - creation of packages, penetration of training companies and the market related to training courses on the European Union;
- intensification of cooperation with business travel agencies and GDS systems;
- distribution of offers and packages for travel agencies and Bulletin for Corporate Companies;
- completion of development of central sales tools: Call Center, new Website: www.orbis.pl, launching of the Central Register of Clients.

Chart 7

Orbis S.A. - sources of reservation in 2003


Travel agents 36,8%
Direct contact 22,2%
Airlines 1,1%
Hotels 1,0%
Companies 38,9%

Orbis S.A. - reservation channels in 2003


GDS 3,1%
Internet 4,1%
Walk-in 6,5%
Telephone 24,8%
Fax/Letter 61,5%

Hotels that were affiliated with the Accor brand in the year 2001 recorded a growth in the number of reservations made by Accor Reservation Services. This is to a large extent attributable to the agreement between Accor and Pegasus that provides rates from TARS to several dozen websites all over the world.

In 2002, Orbis S.A. started to introduce the central management of hotel rooms in the Orbis Group hotels via reservation systems available through the GDS systems and websites.

Since the year 2003, hotels that in the year 2002 belonged to the Smart system have been served by the Company VIP International. Thanks to VIP, hotels acquired access to a unique system of on-line rate management (VIP SynxSis Agent).

In 2003, four hotels ended cooperation with the Utell reservation system, namely: Neptun in Szczecin, Gdynia hotel, Wrocław hotel and Polonez hotel in Poznań. Since January 2003, Hotel Grand in Warsaw has been the only hotel serviced by Utell. This decision has been taken in view of low sales and high costs resulting from the use of this system by the above hotels.

As efficient GDS management constitutes an important sales tool, in 2004 trainings for hotel service personnel are planned to be run by VIP, Utell and AccorRes which will allow for an efficient management of that important reservation channel.

In 2004, promotion activities will be conducted on each of the GDS systems (WorldSpan, Amadeus, Sabre, Apollo).

In 2003, hotel rooms in Orbis Group hotels were offered on four types of websites:

1. websites getting rates from GDS systems (e.g. Travelocity.com);
2. websites getting rates Travel Agents (e.g. Octopus Travel);
3. websites that have executed direct contracts with hotels (e.g. HRS, Odkryjpolske.pl);
4. websites that have executed contracts at the central level with the Management Board's Office of Orbis S.A. (e.g. TravelonLine).

Due to the Orbis On Line room reservation system that is being introduced by Orbis S.A. in 2004 and the need to control Web rates (introduction of a principle - Best Rate Guarantee) as from 2005 Travel Agents will not be able to offer IT and GRP rates on the Internet.

As from the year 2004, agreements with the Reservation Systems via the Internet will be executed exclusively by the Orbis S.A. Management Board's Office and rates will be distributed at the central level through the Central Price List or GDS.

3.5. Loyalty Programs

As from the year 2003, the offer of loyalty programs available in Orbis S.A. hotels has been expanded to include programs run in the Accor-branded chains. In 2003, the following loyalty programs functioned in Orbis S.A. hotels:

(a) Orbis Gold Club grouping, as at the end of 2003, a total of 14 586 individual members of whom 57% renew their membership for a subsequent year in a row.

Changes introduced to the program in August 2002 were continued throughout the year 2003. The most important changes included:

- holders of Orbis Gold card were granted the right to a 25% discount in restaurants for dinning alone,
- A new „Platinum" card was introduced with expanded benefits on offer: 20% discount for rooms, a voucher for a free bottle of wine at the time of a meal, a right to a 25% discount for dinning alone.

In 2004, terms and conditions of the program will be altered in order to reduce discounts for rooms: for holders of the Orbis Platinum card the discount will be cut down to 10%, for holders of the Orbis Gold card - the discount will be reduced to 5%. Other conditions and benefits for the participants in the Orbis Gold Club program will remain unchanged. At the same time, three new hotels will join the Orbis Gold Club program, i.e. Hekon: Mercure Fryderyk Chopin, Novotel Kraków Centrum and Novotel Szczecin.

(b) In April 2003, negotiations with the participation of Lufthansa and Polish Airlines PLL LOT were finalized. These negotiations related to the joining by Orbis Hotel Group a new program called Miles and More with Lufthansa and carriers assembled under the Star Alliance agreement functioning as the chief coordinator. By the end of 2003, approx. 7.0 thousand of the Miles and More program participants visited the hotels of Orbis S.A.

(c) With proceeding integration of individual Orbis hotels into the Accor chain, additional Accor loyalty programs, uniform for the Mercure, Novotel and Sofitel brands, were introduced. These comprise, among others, the following cards:

- Accor Hotel Favorite Guest - a common loyalty card for all the brands of Mercure, Novotel and Sofitel

and Accor's partnership programs:

- Carte Compliment: payment card, a joint undertaking of American Express and Accor, valid in all hotels bearing the Accor brand name,
- Frequence Plus/Air France: joint program of Accor and the French air line Air France, functioning on analogous principles as the Miles and More program.

The constant and ever-applicable principle prevails - privileges and discounts for the participation in several loyalty programs cannot be combined. The client has the right to choose the offer that is most suitable for him.

3.6. Special Offers

In 2003, Orbis S.A. offered special weekend rates to individual clients in the following campaigns:

- weekend rates in Orbis hotels - Summer 2003 - 06.06.2003 - 14.09.2003 - a total of 15 764 rooms were sold,
- weekend rates in Orbis hotels - Autumn 2003 - 03.10.2003 - 28.12.2003 - 12 955 rooms were sold.

In the year 2003, the guests of the Orbis S.A. hotels could avail themselves of special weekend offers prepared by leisure hotels.

Orbis promotional campaigns are supplemented with Accor promotional programs with voluntary participation of Accor brand hotels. These include programs of the Accor group common to all the Mercure, Novotel and Sofitel brands:

- seasonal promotions: attracting relatively large interest due to very attractive prices - Accor Winter Sale and Accor Summer Sale,
- program for individual tourists bearing the name Go As You Please,
- and weekend programs: Novotel Weekend Breaks or Mercure Weekend.

A special Internet offer bearing the name of HotDeals is a new program, introduced in May 2003. It's essence consists in exclusivity: only one hotel of each brand (Novotel and Mercure) from a given country participates in the promotion and participating hotels rotate every 6 weeks.

Mercure Advantage, based on discount rates available for the largest global partners of Accor, serves as an example of a special program run by exclusively one brand.

3.7. Promotion and Advertising

Promotional and advertising activities undertaken at the central level for and on behalf of Orbis S.A. hotels remain closely correlated with the Company's commercial policy and communication strategy. Their main objective is to create the demand for hotel room food&beverage and conference services rendered by Orbis Group hotels.

In 2003, the following strategic objectives were adopted in respect of undertaken activities:

- building up the image of individual hotel brands: Sofitel, Novotel, Mercure and Orbis Hotels on the Polish market by getting through to recipients with information on characteristic features of services offered by hotels of a given brand. Separate visualization in line with communication standards in effect was elaborated for each of the brands,
- building up the image of Orbis S.A. as a Hotel Group managing a network of 54 hotels in Poland and offering services of a standard defined by a well-known brand. The logotype of "Orbis Hotel Group" applied in communications highlighted the Company's position of the owner and manager while the slogan "European Quality - Polish Tradition" indicated to the Polish origin of the Company on the one hand, and to high quality of offered services on the other hand. The contents were supplemented with the presentation of trademarks of four hotel four hotel brands.

In 2003, the following promotional forms and techniques were applied:

1. running ads in the media (press, television),
2. printing and distribution of publications (leaflets, brochures, information booklets),
3. participation in hotel industry fairs,

4. PR activities (cooperation with organizations and institutions involved in promoting Poland abroad).

The Press

In compliance with the adopted strategy, the campaign promoting the image of Orbis Hotel Group and the product&image-enhancing campaigns of individual brands were pursued simultaneously. Properly constructed media plans ensured high frequency of ads broadcasts in the period of intensified campaigns (April-June, September-November). Promotional campaigns of Novotel and Mercure were run jointly with Accor Polska Sp. z o.o.

In 2003 advertisements was run in high-circulation dailies (Rzeczpospolita, Gazeta Wyborcza, Puls Biznesu), in prestigious and opinion-forming social and cultural weeklies (Polityka, Wprost, Newsweek, Forum, Nowe Życie Gospodarcze, The Warsaw Voice, Warsaw Business Journal) and magazines (CNN Traveller, LOT Kaleidoscope, Polish Market, Gazeta Antykwaryczna, Golf&Life) or in the hotel industry press (Podróże, Aktualności Turystyczne, Rynki Zagraniczne, Warsaw, Cracow, Gdańsk, Poznań, Wrocław In Your Pocket). Beside traditional full-page advertisements such forms as interviews, sponsored texts and presentations were used.

Television

Thanks to the entry into cooperation in 2002 with the information channel TVN 24 the Group's Hotels were in the year 2003 advertised in 30-sec long advertising spots broadcast in the TV station's self-promoting spots (480 broadcasts altogether).

Printing and Distribution of Publications

Brochures (Orbis News - 10 editions), information booklets (Orbis Hotel Group Directory) as well as leaflets presenting up-to-date information on offers (weekend, GOV, stay in hotels located in resorts) were distributed in hotels during presentations and commercial meetings (CSO), fairs as well as sent by e-mail and regular post to clients (CSO database) and to holders of Orbis Gold and Platinum cards (over 10 000 addresses).

Fairs and exhibitions

The offer of the Orbis Hotel group was presented during most important hotel industry fair events in Poland and abroad: ITB in Berlin, TUR in Goeteborg, MITT in Moscow, RDA in Köln, WTM in London, TT in Warsaw, Tour Salon in Poznań, MTG in Gdańsk. Representatives of the Central Sales Office - Tourism and Leisure Market established contact with travel agencies and tour operators during fairs and workshops.

Orbis - Partner of the Polish Tourist Organization

In 2003, Orbis established cooperation with the Polish Tourist Organization thanks to which ads of the Orbis Hotel Group were published in albums and information booklets promoting Poland, printed by the Polish Tourist Organization in thousands of copies. They are distributed by PTO offices in 12 countries of the world during fairs and presentations. Information on partnership cooperation with PTO was used in advertising and PR activities.

Orbis - Partner of the Program of Polish Economy Promotion (under the auspices of the Minister of Foreign Affairs and the Minister of Economy, Labor and Social Policy of the Republic of Poland)

The scope of cooperation covers promotion of the Orbis Hotel Group among political and economic elites in Poland and in Europe - jointly with The Warsaw Voice weekly a selected group of persons received subsequent editions of the Orbis News brochure.

Orbis - Patron of Polish Culture and Arts

Thanks to the efforts of the publisher and Orbis S.A. a special English-language edition of the magazine Art&Antiques Magazine was published, under the auspices of the President of the Republic of Poland, devoted to Polish arts and arts market in Poland. Hotels were presented on a few pages of the magazine while an image-promoting ad of the Orbis Hotel Group was run on the 4th cover page. Over 10 000 copies of this luxurious magazine were distributed among representatives of European institutions, key clients and business partners of Orbis S.A. and transferred to be distributed by the offices of the Ministry of Foreign Affairs and PTO.

Plans for the year 2004 provide for:

- running the image and product-promoting campaign of Novotel, Mercure and Orbis Hotels brands,
- running an information and promoting campaign of the Orbis On Line Internet Reservation System and Call Center,
- preparation, printing and distribution of a series of up-to-date publications (catalogues, brochures, leaflets),
- continued cooperation with PTO (development of "More Beautiful Poland" Movement, broadcasting of Orbis Group billboards on television programs).

3.8. Orbis S.A. Representative Offices Abroad

The representative activities of the Company originated from a strategic decision taken in 1998 providing for the reconstruction of the foreign trade and promotional network by way of gradual withdrawal of companies with capital involvement of Orbis S.A. accompanied by continuation and/or commencement of promotional operations on priority markets from the point of view of their capacity to generate outgoing traffic to Poland with a view of ensuring uninterrupted presence of the Company on these markets. The requirement of outlays streamlining justified that indirect form of representation as it eliminates administrative costs.

In 2003, the Company pursued representation activities on the following foreign markets:

- German market (23.1% share in the structure of rooms sold per country of origin) – by force of an agreement executed with Polorbis Reiseunternehmen GmbH with its seat in Köln,
- US and Canadian market (4.9% share in the structure of rooms sold per country of origin) - by force of an agreement executed with Orbis Polish Travel Bureau Inc. with its seat in New York,

- Italian market (4.7% share in the structure of rooms sold per country of origin) in Company's organizational unit under the business name of Representative Office of Orbis S.A. in Italy, with its seat in Rome.

In the year 2003 representative activities had as their objectives to:

- promote the image of Orbis S.A. Hotel Group and its brands Sofitel, Mercure, Novotel and Orbis Hotels,
- promote the Group's product addressed to corporate clients (conference and banquet rooms, business service centers), individual clients (spa, weekend stays) and institutionalized tourism (weekend stays, sightseeing routes),
- inform companies and travel organizers about the range of services offered by the Group and the availability via local travel agencies, local Accor Reservation Centers, GDS systems and through Orbis S.A. CSO and Foreign Tourist Offices of PBP Orbis Sp. z o.o.

Access to Accor promotional and sales structures of global range along with foreign solicitation activities of BTZ PBP Orbis Sp. z o.o. and the development of information and reservation electronic systems prejudge the diminishing role of the Company's own network abroad. Similarly, the potential of particular markets for mailings undergoes changes.

All those reasons combined determine the gradual winding-up of the foreign representative network of Orbis S.A. that will ultimately come to an end in the 1st quarter of 2004:

- on December 31, 2003 the Representative Office in Italy was liquidated,
- agreement with Orbis Polish Travel Bureau Inc. in New York expires on January 31, 2004,
- agreement with Polorbis Reiseunternehmen GmbH in Köln expires on March 31, 2004.

4. Objectives for Improvement of Quality and Standards of Services

4.1. Hotels

Basic objectives pursued throughout the year 2003 in respect of hotel room services focused on the following issues:

- improvement of work of operating units (reception and floor services), by way of changes in work organization and providing equipment with a view to the achievement of better operating results and more efficient use of teams of employees,
- employment optimization in receptions and floor services within the framework of employment restructuring in hotel branches,
- cooperation with hotels affiliating with Accor brands (Sofitel, Novotel and Mercure) as regards the standard equipment in hotels, operational forms,

advertising and promotion, exterior and interior signage, functioning of marketing programs, themes, etc.,

- examination and analysis of costs of hotel room services with respect to income generated by hotels on that type of activities.

As regards the aforementioned issues, the following projects were implemented in the year 2003:

- cooperation with Mercure Helios hotel in Toruń (formerly Helios) related to the process of integration with the Mercure brand (the brand was changed on April 01, 2003) and continuing the integration process in respect of other Accor brand hotels (Sofitel, Novotel, Mercure),
- cooperation with Mercure Hotel in Poznań related to the development and promotion of a new product on the market (conference rooms, restaurant, bar, fitness center),
- co-participation in adaptation works of the Focus manual containing control and supervision procedures as well as in the implementation of these procedures in hotels, among others by: introducing "Instruction on collecting payment guaranties for hotel services rendered by Orbis S.A. hotels". The said document contains framework guidelines related to the procedure of collecting payment guarantees for hotel services, allows for the standardization of the said procedure in all hotel branches as well as represents a useful tool for the management in pursuing common commercial policy of Orbis S.A.. Also, developed models of operational documents, e.g. confirmation of reservation, general terms and conditions of providing conference and banquet services form an integral part of the said document,
- cooperation with the Internal Audit Unit: training audits were carried out in the following hotels: Kasprowy in Zakopane, Mercure Panorama in Wrocław, Novotel Airport Okęcie, Sofitel Victoria in Warsaw, Novotel Rondo in Katowice, Novotel Bronowice in Cracow,
- cooperation with the Purchasing Department in respect of selection of appropriate suppliers, good quality of products defined as standard ones for the Sofitel, Novotel, Mercure and Orbis brands as well as in respect of recommendations of suppliers of products and services for hotels (laundries).

In 2003, tasks related to hotel room services comprised also:

- launching of a new cosmetics series "Polish Garden" in Orbis brand hotels and standardization and introduction of elements of tiny fittings, e.g. needle holders, shoe cleaners, etc.,
- arrangement and standardization of room typology of all rooms available in the Orbis hotel group based on the room typology structure functioning in Accor (TARS system),
- cooperation with E-commerce Manager in launching new websites, Orbis On Line reservation system and Call Center services related to hotel product by way of drafting texts and graphic materials for the needs of IT systems,

- participation in coordination of cooperation between sales offices of the Central Sales Office and units responsible for sales and reservations in hotels.

All these activities served to raise the standard and quality of hotel room services rendered in Company's hotels and to attain best performance results and will be continued also throughout the year 2004 by way of fulfillment of subsequent tasks, namely:

- continuation of implementation of standards taken over from Accor within the framework of the so-called "know-how" in hotels integrated with Sofitel, Novotel and Mercure brands,
- cooperation with the Orbis Academy consisting in consultations on training needs, organization of training sessions and monitoring of their efficiency,
- integration of the subsequent hotel (Kasprowy in Zakopane) with Mercure brand (from April 1, 2004),
- cooperation with the Purchasing Department in selection of suppliers of appropriate products and services for hotels,
- standardization and introduction of a new line of operational forms referring to a line of cosmetics and elements of tiny fittings in Orbis brand hotels.

4.2. Food&Beverage

In 2003, employees of Food&Beverage Production and Operation Units were integrated into the auditing process of Orbis S.A. hotels. They took part in a training course run by the Accor Audit Department and conducted their first audits under the supervision of the Department in Novotel Airport and Sofitel Victoria in Warsaw. Subsequently, they performed themselves audits in Mercure Panorama in Wrocław, Novotel Rondo in Katowice and Kasprowy in Zakopane.

As far as food&beverage department is concerned, several actions aimed at further unification of food&beverage standards as regards the offer, work organization and equipment in food&beverage units as well as the improvement of the food cost and beverage cost ratios were undertaken. Most important tasks that were implemented included:

1. Participation of employees of the Food&Beverage Operations Unit in the process of creating websites of Orbis S.A. Charts and models of sites for food&beverage department were developed and the filling-in of these sites by hotels was supervised;
2. Ongoing cooperation with the Purchasing Department in defining hotels' needs, issuing opinions on submitted offers;
3. Participation in the implementation of a concept of the Grands Vins Mercure Wine List, supervision over the introduction, monitoring of sales;
4. Introduction of the "Forest Bounty" promotion in all hotels to promote game and underbrush dishes. Training courses were run in the technology of preparation of dishes that may become an attraction of culinary offer of Orbis S.A. after Poland's accession to the European Union;

5. Presentation of new trends in the creation of commercial offer and dishes during the annual meeting of Food&Beverage Managers and Chefs;
6. Supervision over Mercure Hotel in Poznań and Mercure Helios in Toruń in creation of the offer, editing the menu and organization of work of the food&beverage department, in line with the Mercure brand standards;
7. Preparation of offers, principles and recommendations for the provision of non-standard services for VIP (e.g. ambassadors' visits and a series of events in Mercure Opole);
8. Preparations for the implementation of the HACCP system in all hotel Branches of Orbis S.A. Setting up of a committee for HACCP implementation which started to operate in November 2003;
9. Participation in the preparation of job descriptions for employees of the food&beverage department;
10. Constant monitoring of food cost and beverage cost which allowed for further optimization of relevant ratios. The average beverage cost ratio was planned at the level of 19.11% in 2003 and amounted to 18.77%. The food cost ratio planned at 20.25% for 2003, stood at 20.16%.

As regards activities related to food&beverage, plans for the year 2004 provide for:

- the introduction of the HACCP system in all hotel branches,
- integration of Kasprowy Hotel in Zakopane with the Mercure brand,
- raising professional qualifications of employees by way of organizing courses in suggestive sales for bartenders, sommeliers and waiters with Orbis Academy,
- raising professional qualifications of cooks and chefs through their participation in courses organized by the Orbis Academy,
- elaboration and introduction of a common menu for children,
- launching of a promotion of Greek cuisine during Olympic Games in Athens,
- works on the operating manual covering Food&Beverage, Sales and Food&Beverage, Production.

4.3. Quality Control and Auditing Solutions Applied by the Company

In accordance with assumptions adopted for the year 2003, 90 thorough anonymous controls were planned and carried out in Orbis S.A hotels as well as 17 "Basicvision" and 21 "Qualivision" controls in Mercure and Novotel hotels. The target of such anonymous controls was to obtain information concerning the standard and quality of hotel room and food & beverage services provided, conformity of those services with the Orbis S.A. and Accor standards as well as assessment of the standard of facilities in the guest area and public area in Orbis S.A. Branches, Novotel and Mercure.

The "Basicvision" control conducted in the second half of the year in Novotel and Mercure hotels defined the degree in which these hotels identify themselves with their brand as well as established the percentage compliance of standards of equipment in relation to standards in effect in that group of hotels.

The "Qualivision" control consisted in an analysis of 2 160 questionnaires filled in by guests in the period of six months, sent by Mercure and Novotel brand hotels.

Findings of anonymous controls form the basis for formulating conclusions as to the general standard and quality of services in individual Branches. Follow-up materials collected and their analysis allowed Hotel Management for a proper assessment of operating activities and for undertaking right steps in order to eliminate weak points. Undertaken steps included:

- verification of the work performed by management staff and subordinated personnel,
- cyclical in-company trainings,
- organizational changes.

Moreover, control results are analyzed and discussed by the Operating Department in the course of meetings devoted to food&beverage issues, meetings of reception and floor service managers and meetings of directors. The disciplinary effect of such controls has a substantial impact upon restraining certain unfavorable phenomena, e.g. failure to register sales in food&beverage units as well as upon compliance with the applicable standard and quality of services. In 2003, 12 persons were punished with termination of employment contracts for failure to register sales.

Comparing general results, the average rate of compliance with the standards amounted to 90% in 2002, in 2003 it was 92%, which translates into an improvement in the quality in Branches. The efficiency of conducted anonymous controls as well as their impact on the quality of provided services result in the enhancement of guests' satisfaction and meeting, or even going beyond, their expectations.

Also, anonymous controls are carried out in order to check the grounds for complaints that guest submit to the Management Board's Office and that are subsequently transferred for consideration to the Quality Control Department. In 2003, 29 complaints were received altogether, of which: 14 were well-justified, 9 partially justified and 6 unjustified. Received complaints concerned the standard and quality of hotel services, both in the hotel room department as well as in food&beverage department and the majority of complaints concerned the advance collection of payment for staying at a hotel.

In the year 2004, 105 anonymous controls in Orbis S.A. Branches as well as "Basicvision" controls in 12 Novotel and 9 Mercure brand hotels have been planned to be carried out.

In 2003, Orbis S.A. Branches introduced Control and Supervision Procedures described in the Focus manual. Consequently, the organization of controls in the Company changed, the Internal Audit Department was established in the Management Board's Office and self-assessment of control system in Branches was introduced. Introduction of tools and organizational changes leads to a precise identification of financial risk and, consequently, to its reduction. This allows to eliminates losses and bring costs down.

In 2003, the Internal Audit Department conducted 15 controls in Orbis S.A. Branches, including 11 planned controls, two ad hoc and two training controls.

Depending on the Branch, the subject matter of planned controls comprised: collection of receivables for hotel services, implementation of Resolution no. 1 of Orbis S.A. Management Board dated January 24, 2000 on documenting disposal and registration of property in Orbis S.A. Branches, implementation of employment restructuring and optimization program and organization of controls in Branches, with special emphasis laid on functional controls.

Ad hoc controls were commissioned by Orbis S.A. Management Board.

Training controls were carried out by newly employed regional controllers.

Pursuant to the instruction of the Management Board of Orbis S.A. the following issues were incorporated into the control schedule for the year 2003:

- organization of controls in Branches, with a special emphasis laid on control and supervision procedures referred to in the Focus internal audit manual,
- renegotiation of contracts for services, lease etc. in order to abandon the use of hard-currency as the basis for remuneration paid out under employment contracts,
- use of property taken over from the liquidated Sofitel in Cracow,
- correctness of discounts granted and the application of correcting entries by the reception and food&beverage departments of the Branch,
- disposal of keys, correct protection of cash registers in the Branch,
- impact of food&beverage cost ratio in food&beverage production on adjustments of recipes and selling prices in 2003.

These controls were entrusted to the internal control units in Branches that were provided with the issues to be inspected and guidelines for their conduct.

Also, the Department participated in the implementation of the provisions of Resolution no. 25 of the Management Board of Orbis S.A. of September 18, 2002 concerning the introduction in Orbis S.A. Branches of control and supervision procedures described in the Focus internal audit manual and took part in 6 pilot audits organized by the Department for the Elaboration and Implementation of Operating Procedures in Orbis S.A.

By way of implementing Resolution no. 22 of the Management Board of Orbis S.A. of August 11, 2003 concerning changes in the Organizational Rules and Regulations of the Management Board of Orbis S.A., the Internal Control Department elaborated draft rules and regulations related to internal control and audit in Orbis S.A., organizational rules and regulations of the Internal Control and Internal Audit Departments, took part in the organization of a training course for newly employed internal auditors and regional controllers that ended with an exam for a professional internal auditor of the Polish Internal Control Institute as well as organized two training audits conducted under the supervision of related employees of the Management Board's Office.

In consequence of controls carried out in the year 2003 by Internal Control and Internal Audit Departments seven post-control communications and two audit reports were addressed to directors of Branches, indicating detected irregularities and appropriate recommendations. Special attention was paid to transgressions and irregularities that had already been reported in preceding years. They related predominantly to intensification of works on the implementation of all control and supervision procedures in line with the Focus manual, implementation of the provisions of resolutions of the Orbis S.A. Management Board, that were defaulted on predominantly by improper implementation of principles provided in them and incompliance with the rules contained in instruction annexed to these resolutions. (resolution no. 1 of January 24, 2000 concerning the property of a Branch) and the process of collection of receivables for hotel services in Branches.

On the basis of records and reports on internal control of branches five informative notes on findings were prepared and transferred to the Management Board of the Company.

Findings of controls and audits indicate to an improvement in the efficiency of the functional control. However, irregularities related to the functioning of control and supervision controls of individual segments of hotel operating activities still occur.

Changes made in the year 2003 preceded the commencement of the process of implementation of two new projects:

- system of collection of receivables,
- new principles for granting merchant credit.

Implementation of these project will be completed in the first half of 2004 and, consequently, will reduce the amounts of outstanding receivables, thereby favorably affecting the Company's financial liquidity.

4.4. Professional Training Programs

Trainings organized in 2003 by the Personnel Training Center have been planned and targeted at specific professional groups and work posts, such as: high-level executives, medium-level management, train-the-trainers auditors, staff having the first contact with guests (reception staff, ushers, porters, floor service staff, waiters and bartenders), food&beverage staff, marketing teams, IT staff, economic and financial staff, employee services, technical services, fire-prevention services as well as work safety and hygiene services. Professional training sessions focused on the following issues:

- trainings adapting to Accor standards, transferred form the Accor Academy,
- auditors trainings,
- work techniques of operating services (food&beverage, floor services, ground floor services),
- integration trainings,
- marketing trainings,
- management and work organization,
- train-the-trainers sessions and sessions for organizers of internal trainings,
- economic and financial training,
- Labor Law training,
- IT training,

- voluntary work inspection, fire-prevention and work safety&hygiene,
- work quality trainings, techniques and standards of services provided to guests,
- professional training.

When selecting topics for training courses to be conducted in 2003, special emphasis was laid on the implementation of Focus procedures, training the team of professional internal auditors, implementation and popularization of principles of the system of periodic assessment of employees (SOOP), preparation of the team of train-the-trainers in hotels by the train-the-trainers training system, adaptive training for hotels of the Accor brands, training programs transferred from the Accor Academy, commencement of implementation of the HACCP system. In connection with the development of IT techniques in the Company, a comprehensive package of IT training courses was introduced.

In 2003, the Personnel Training Center (PTC) organized the following trainings in thematic groups:

- operating trainings in professional techniques (51 trainings for 660 participants), of which: trainings for chefs, cooks; trainings on the technique and culture of work for waiters and reception staff; additional trainings for floor service staff,
- training related to the adaptive program (11 trainings for 432 participants), and in particular: motivating as a key to acceptance of changes, efficient management in the process of changes, changes in the Labor Law, re-branding, training for train-the-trainers of the Orbis Academy in accordance with the standards of the Accor Academy, implementation of procedures and the FOCUS internal audit manual, application of procedures for the services quality measurement,
- management trainings (70 for 2 172 participants) divided into the following thematic blocks: management of a team of employees, implementation of employee assessment system, techniques of taking decisions, project management, application of Labor Code in relations with employees, work safety, internal inspection, management of hotel's technical security, trainings for train-the-trainers, internal communication systems, quality management, legal issues, implementation of the HACCP system,
- active sales, marketing, promotion of services (32 trainings for 421 participants), including: efficient selling of hotel services, business negotiations, rendering services to the corporate client, marketing function of reception staff, training in communication, shaping market behavior, servicing clients by phone, pricing policy, stages of trade talks, psychology of selling,
- IT and new technologies trainings (10 trainings for 194 participants),
- economic and financial trainings (5 for 148 participants).

In aggregate, in 2003 the PTC conducted 179 trainings for 4 027 participants.

Trainings to be carried out by the Orbis Academy - PTC in 2004 have as their objective to raise the hotels' capacity to achieve better economic efficiency through:

- perfecting work at all levels of hotel functioning,

- increasing the commitment of the entire hotel staff,
- adapting to market conditions and coping with the competitors,
- achievement of a better financial result by way of:
  - implementing sales management systems at the central level, crediting and collection of receivables,
  - increasing sales thanks to commercial skills, better communication with the market, attractive offer, better services provided to guests,
  - reduction of costs due to optimal planning, right economic analysis, operating control, employment optimization, improvement of the quality, technique and work efficiency,
- English language courses for all operating services.

The outlined thematic plan will be implemented throughout the year 2004.

5. Basic Operating and Financial Ratios & Figures

The financial performance of the Company is an outcome of the macroeconomic situation outlined above as well as changes in the market.

The **Gross Operating Profit (GOP)** generated by Orbis S.A. during the 12 months of 2003 equaled PLN 139.8 million and was by 9.0% higher than the GOP generated in 2002, accounting for 91.7% of the figure projected in the budget. In the fourth quarter this figure was higher by 47.9% in comparison with the corresponding period of 2002.

Fixed costs equaled PLN 83.1 million, reporting a decline by 14.0%.

Depreciation was reduced by 25.7% due to introduction of depreciation rates for balance sheet fixed assets (Resolution no 23 of the Management Board of Orbis S.A. dated December 17, 2002). The accounting regulations allowed fixed assets depreciation based on capital costs allowances until the end of 2001. According to the amended Accounting Act, the term and annual rates of depreciation are calculated taking into the economic life of a fixed asset resulting, among others, from the pace of technical and economic progress, intensity of use, efficiency of a fixed asset, etc. Therefore, new rates of balance sheet depreciation were implemented as of January 1, 2003, based on the projected economic life of the asset, taking into account its moral obsolescence. Due to the introduction of rates of balance sheet depreciation, the reported value of tangible assets reflects the actual use, which positively affects the quality of presented financial figures.

The following items grew during four quarters of the year 2003:

- other fixed costs (by 20.6%) due to the payment of the fee for arbitration amounting to Euro 81.5 thousand made in the first quarter of 2003,
- property insurance costs (by 27.8%),
- tax (by 0.5%) as a result of a growth in real property tax rates,

- tenancies and rents (by 1 210.3%) due to the setting up of a provision in the amount of PLN 4.3 million to secure potential consequences of a litigation related the Europejski Hotel.

Other items such as leasing, the disabled fund (PFRON), VAT tax decreased as compared to the year 2002 by 16.0%, 6.1% and 49.1% respectively.

Table 2 Breakdown of Orbis S.A. financial results for 12 months of 2002 and 2003 (in PLN '000)

No	Item description	2002 Actual figures		2003 Budget	2003 Actual figures		2003/ 2002	2003/ 2003 budget
1	2	3		4	5		5 : 3	5 : 4
1	Operating revenues	608 154.9		612 163.8	575 116.2		94.6	93.9
2	Operating expenses	255 322.6		239 072.2	223 683.6		87.6	93.6
3	Operating income	352 832.3		373 091.6	351 432.6		99.6	94.2
4	Undistributed operating expenses	224 502.5		220 617.8	211 591.7		94.2	95.9
5	Gross operating profit	128 329.8	**100.0%**	152 473.8	139 840.9	**100.0%**	109.0	91.7
6	Fixed costs	96 591.1	**75.3%**	100 683.2	83 100.8	**59.4%**	86.0	82.5
	of which:							
a	depreciation, of which:	69 528.5	x	73 195.7	51 691.5	x	74.3	70.6
	- Depreciation and amortization of tangible assets	67 922.4	x	71 934.1	50 608.7	x	74.5	70.4
	- Low-price equipment depreciation	1 606.1	x	1 261.6	1 082.8	x	67.4	85.8
b	Leasing	116.2	x	124.1	97.6	x	84.0	78.6
c	Local fees and taxes	20 576.8	x	20 673.9	20 682.3	x	100.5	100.0
d	Social tax (PFRON)	2 266.6	x	2 753.4	2 127.8	x	93.9	77.3
e	VAT	803.0	x	749.1	409.1	x	50.9	54.6
f	Property insurance	1 307.2	x	1 527.3	1 671.3	x	127.8	109.4
g	Tenancies, rents	337.7	x	189.5	4 425.6	x	1 310.3	2 335.4
h	Other fixed costs	1 655.0	x	1 470.2	1 995.6	x	120.6	135.7
7	Operating profit after fixed costs (Profit on sales)	31 738.7	**24.7%**	51 790.6	56 740.1	**40.6%**	178.8	109.6
8	EBITDA	101 267.2	**78.9%**	124 986.3	108 431.6	**77.5%**	107.1	86.8
9	Other operating revenues	19 874.2	**15.5%**	12 787.1	10 088.1	**7.2%**	50.8	78.9
10	Other operating costs	28 680.7	**22.3%**	15 425.4	19 186.7	**13.7%**	66.9	124.4
11	Operating profit	22 932.2	**17.9%**	49 152.3	47 641.5	**34.1%**	207.7	96.9
12	Financial revenues	26 478.4	**20.6%**	24 861.9	28 938.6	**20.7%**	109.3	116.4
13	Financial costs	5 096.0	**4.0%**	2 959.2	12 538.1	**9.0%**	246.0	423.7
14	Extraordinary profit / loss	122.0	**0.1%**	0.0	5.1	**0.0%**	4.2	x
15	Gross profit	44 436.7	**34.6%**	71 055.0	64 047.1	**45.8%**	144.1	90.1
16	Income tax	13 379.7	**10.4%**	20 725.0	19 580.9	**14.0%**	146.3	94.5
17	Net profit	31 057.0	**24.2%**	50 330.0	44 466.2	**31.8%**	143.2	88.3

The ratio of fixed costs to the GOP declined from 75.3% throughout 12 months of 2002 down to 59.4% in 2003.

In the fourth quarter of 2003, fixed costs totaled PLN 23.8 million, reflecting a decline by 3.2%. Depreciation (of tangible assets and low-priced equipment) went down by 25.9% due to the above-mentioned changes in depreciation rates. Moreover, costs of leasing went up (by 1.3%), personal and property insurance grew (by 60.1%) and so did costs of tenancies and rents (by 4 466.3%) for the aforementioned reasons. Other items such as taxes, the disabled fund (PFRON), the VAT tax as well as other costs went down.

For analytical purposes, below the value of fees and costs are presented assuming the rates of tax depreciation in 2003, i.e. the presentation of years 2002 and 2003 has been made comparable.

Table 3 Fixed costs of Orbis S.A. assuming the tax depreciation rates

Item	2002 Actual figures	2003 Budget	2003 Actual figures	2003/ 2002	2003/ 2003 budget
Fixed costs	96 591.1	100 683.2	98 459.0	101.9	97.8
of which: depreciation Operating profit after fixed costs (profit on sales)	69 528.5	73 195.7	67 049.7	96.4	91.6
EBITDA	31 738.7	51 790.6	41 381.9	130.4	79.9
Operating profit	101 267.2	124 986.3	108 431.6	107.1	86.8
Gross profit	22 932.2	49 152.3	32 283.3	140.8	65.7
Fixed costs	44 436.7	71 055.0	48 688.9	109.6	68.5

During four quarters of the year 2003, the **operating profit after fixed costs** in Orbis S.A. totaled PLN 56.7 million, reflecting a growth by 78.8% as compared to the past year, and accounting for 109.6% of the budget.

In the fourth quarter of 2003, the operating profit after fixed costs grew by 55.5% as compared with the corresponding period of the past year.

In consequence of the changes described above, after 12 months of 2003, the **EBITDA** equaled PLN 108.4 million. This level reflects a 7.1% growth as compared to 2002 and represents 86.8% of the figure planned in the budget. The ratio of EBITDA to the GOP decreased by 1.4% (from 78.9% during 2002, to 77.5% in 2003). During the fourth quarter of 2003, EBITDA increased by 36.4% as compared to the figure reported in the comparable period of the year 2002.

In 2003 **other operating revenues** reached the level of PLN 10.1 million and were by 49.2% lower than in 2002, which represents 78.9% of the figure planned in the budget. Such a shortfall versus the figures projected in the budget is due to the fact that the planned sale of commercial and office premises had not been effected.

The main items here were the other operating revenues in the amount of PLN 9.6 million, including:

1. revenues from trademarks (PLN 2.4 million),
2. remaining revenues in the amount of PLN 4.9 million (write-off of liabilities, damages, penalties and fines, unused provisions and write-offs, payees' commissions, gifts received, refundable students' remuneration and other),
3. other revenues from non-financial investments (PLN 1.7 million).

The **other operating costs** reached the level of PLN 19.2 million and fell by 33.1% as compared to 2002, accounting for 124.4% of the budget. The major categories here include:

1. employment restructuring costs, i.e. severance and compensatory payments paid out under the regulations of the Social Pact (PLN 8.1 million),
2. donations deducted from the taxation base (PLN 0.4 million),
3. goodwill depreciation (PLN 0.5 million),
4. provision for costs of leasing (PLN 1.2 million),
5. provisions for liabilities to employees (PLN 4.4 million), including jubilee awards (PLN 2.5 million), retirement severance payments and disability pensions (PLN 0.6 million) and unused leaves (PLN 1.3 million),
6. revaluation write-offs (PLN 1.0 million),
7. costs of non-financial investments (PLN 1.0 million).

The **operating profit** reached the level of PLN 47.6 million, i.e. increased by 107.7% as compared to 2002 and accounted for 96.9% of the budget. At the same time, its share in the GOP increased from 17.9% in 2002 up to 34.1% in 2003. In the fourth quarter of 2003, the operating profit grew by 56.1% as compared to the corresponding period of the past year.

The **financial income** after four quarters of 2003 totaled PLN 16.4 million, mainly due to the sale of stake in the company PolCard S.A. in the second quarter.

Financial revenues after four quarters totaled PLN 28.9 million, **financial costs** in the same period amounted to PLN 12.5 million. Such cost level is mainly the result of a surplus of negative exchange rate differences related to EUR-denominated debt (syndicate credit facility) and costs of that credit facility over the amount used, in October 2003, totaling EUR 38.7 million for a partial financing of a transaction of acquisition of shares in Hekon Company.

To reiterate, in 2003 the financial income went down by 23.3% as compared to 2002, which was affected predominantly by an increase in financial costs by 146.1% in the conditions of a relatively low growth in that type of revenues (by 9.3%).

Chart 8

The ratio of the operating profit and financial profit to the gross profit

January-December 2002 **January-December 2003**


48.3%
25.6%
Operating profit
Financial profit

The **gross profit** equaled PLN 64.0 million and was by 44.1% higher than the gross profit generated in 2002, accounting for 90.1% of the budget. Its ratio to the GOP grew from 34.6% in 2002 to 45.8% in 2003. In the fourth quarter of 2003, the gross profit went down by PLN 22.3 million as compared to the corresponding period of 2002.

On account of income tax amounting to PLN 17.2 million and deferred tax of PLN 2.3 million, the **net profit** totaled PLN 44.5 million and grew by 43.2% as compared to the year 2002, accounting for 88.3% of the budget. At the same time, its ratio to the GOP increased from 24.2% in 2002 to 31.8% in 2003.

During the fourth quarter of 2003, the net profit declined by PLN 18.3 million as compared to the corresponding quarter of the past year. The net loss that the Company incurred in the fourth quarter alone is predominantly related to high costs of the acquisition of the Hekon company borne in that quarter as well as with the setting up of a provision for possible future liabilities on account of a pending litigation concerning the Europejski Hotel in Warsaw and a one-off revaluation of provisions for liabilities to employees as at the balance sheet day.

6. Key Operating Ratios

6.1. Hotels' Operating Performance

The operating results of Orbis S.A. comprise the combined results of hotel and non-hotel activities.

During the period January-December 2003, the net sales of finished products, goods for resale and raw materials generated by Orbis S.A. amounted to PLN 575.1 million, which reflects a 5.4% decrease as compared to the value of sales achieved during the corresponding period of 2002. On the other hand, the **costs of products, goods and raw materials sold** equaled PLN 398.6 million and decreased by 11.7% as compared to the year 2002.

The table below presents the breakdown of operating results and their growth/decline dynamics.

Table 4 Operating performance of Orbis S.A (in PLN '000)

Item description	Jan-Dec 2002	Jan- Dec 2003	2003/2002
Net operating revenues from sales	608 155	575 117	94.6%
Costs of products sold	451 646	398 590	88.3%
Gross margin on sales	31 739	56 741	178.8%
General overheads + sales costs	124 770	119 786	96.0%
Other operating income/loss	-8 806	-9 099	-
Operating profit	22 932	47 642	207.7%

The **operating profit** equaled PLN 47.6 million, reflecting a growth by 107.7% as compared to 2002.

- **Factors affecting the revenues**

A detailed description of operating and financial results in the particular business departments as well as per organizational units is presented in the subsequent sections of this report in a structure and with the use of reporting methods complying with the USALI (Uniform System of Accounts for the Lodging Industry).

During the period January-December 2003, Orbis S.A. hotels generated operating revenues in the amount of PLN 569.6 million, i.e. by 5.4% lower than in 2002.

During the period under analysis, 24 hotels generated operating revenues at the level exceeding past year's figures, of which 13 hotels recorded a growth in excess of 5%.

In the remaining hotels, the operating revenues decreased. In 23 hotels, operating revenues dynamics reached the levels ranging from 90.0% to 99.9% of the past year's figures, in 7 hotels from 80.0% to 89.9%.

In terms of individual departments, the revenue growth dynamics was as follows: room department 95.9%, rentals 95.4%, food&beverage 93.0%, other revenues 92.0%, hotel shops and mini bars 88.2% as well as telecommunications 81.4%.

The plan of operating revenues was implemented in 93.9%. The execution of the plan of operating revenues was reported by 15 hotels.

As regards **operating revenues**, **Poznań** hotels proved to represent the most active group. Hotels located on that market generated operating revenues dynamics at the level of 117.3%.

The **Katowice** urban agglomeration generated operating revenues that were by 2.5% higher.

Gdańsk hotels, another group of hotels that continued to report a growth in sales, generated operating revenues dynamics of 100.8%.

Hotels located in the remaining urban agglomerations generated sales at the lower level than in 2002.

In the period from January until December 2003, the **Szczecin** market generated 97.3% of operating revenues reported in 2002.

The group of **Wrocław** hotels, despite an insignificant increase in occupancy rate, reported a 2.8% drop in operating revenues.

Operating revenues of **Cracow** hotels were at the level of 63.7% of the figure reported in 2002. Low revenue growth is attributable among others to the closing down of the Sofitel in November 2002.

The average dynamics for **Warsaw** hotels stood at 91.5%. Deteriorated performance of hotels located on the Warsaw market was predominantly brought about by emergence of new competitive hotels. Also closing down certain rooms in Novotel Centrum had an impact upon the overall level of revenues on this market.

The **performance in the fourth quarter of 2003** had an influence upon the results of the reporting period. During the period October-December, the **operating revenues** reached PLN 131.9 million, by 0.9% lower than those generated in the fourth quarter of 2002. In terms of individual departments, the revenue growth dynamics was as follows: room department 101.8%, rentals 98.5%, other revenues 97.4%, food&beverage 95.7%, telecommunications 91.8%, hotel shops and mini bars 90.0%.

- **Cost drivers**

The major group of cost drivers affecting the performance of individual hotels includes the operating expenses, undistributed operating expenses as well as fixed costs. Apart from the cost categories referred to above, this section discusses the operating income, Gross Operating Profit and EBITDA.

During the period January-December 2003, the **operating expenses** in the room department equaled PLN 221.1 million and were by 12.5% lower than those incurred in 2002.

Taking into account the performance of individual hotels, 13 hotels reported growth of expenses surpassing the level of 2002. In majority of hotels, the growth of revenues outperformed the growth of expenses. During the period under analysis, 41 hotel branches reported lower operating expenses than in 2002. In 28 hotels the operating expenses reached the levels ranging from 90.0% to 99.9% and in 13 hotels below 90%.

In terms of individual departments, the hotels reported the following operating expense levels as compared to the corresponding period of 2002: rentals - 138.2%, other expenses - 93.5%, food&beverage department - 87.8%, hotel shops and mini bars - 87.6%, room department - 86.7% and telecommunications - 73.1%.

The level of expenses matched the generated revenues. During the period under analysis, the efficiency of the room as well as food&beverage departments improved. The ratio of room department expenses to sales went down by 2.4 percentage points and totaled 22.4%, while the corresponding ratio of food&beverage expenses to sales decreased by 4.0 percentage points and equaled 66.9%.

The expenses incurred during the period January-December 2003 by Orbis S.A. hotels accounted for 93.5% of the operating expenses projected in the budget. In majority of the hotels, the costs were lower or much lower than planned.

In the fourth quarter of 2003, the operating expenses equaled PLN 56.3 million and accounted for 91.1% of the costs reported in 2002. In terms of individual departments, only rentals and other expenses generated higher cost than those incurred in 2002. The ratio of room department expenses to sales improved by 2.5 percentage points and totaled 25.3%, while the corresponding ratio of food&beverage expenses to sales improved by 4.4 percentage points and equaled 72.2%.

As a result of the changes in the expense and revenue structure outlined above, the **operating income** in the room department **during the period January-December 2003** reached PLN 348.5 million. This figure is by 0.2% lower than in 2002 and by 5.8% less than projected in the budget.

In the fourth quarter of 2003, the **operating income** totaled PLN 75.7 million. This figure is by 6.1% higher than in 2002.

The **undistributed operating expenses during the period January-December 2003** were by 8.1% lower than in 2002. The decline of these costs is largely attributable to employment reduction and decrease of the payroll and related expenses. The actual value of undistributed operating expenses accounted for 93.5% of the figure projected in the budget. The **undistributed operating expenses in the fourth quarter of 2003** accounted for 93.3% of their 2002 level and for 100.4% of the figure projected in the budget.

During the period January-December 2003 Orbis hotels generated a **Gross Operating Profit (GOP)** of PLN 178.9 million. This figure reflects a 8.6% growth as compared to 2002 and reveals a decline of 5.1% as compared to the budget projections. At the same time, the GOP ratio to sales increased by 4.0 percentage points and equaled 31.4%.

In 2003, 35 hotel branches managed to generate a higher GOP as compared to the year 2002, of which 3 hotels reported growth above 100%, 6 hotels reported a growth between 50%-99.9%, and 10 hotels between 20%-49.9%.

The remaining hotels reported a decline of the GOP. In 8 hotels, the GOP was reported to account for 90.0%-99.9% of the past year's figure, in 10 hotels below 90.0%.

In respect of the GOP, likewise the operating revenues, the most effective hotels were those located in **Poznań.** The average GOP dynamics of these hotels as compared to 2002 was 168.1%.

The **Katowice** market reported a GOP growth dynamics of 136.4%.

The **Szczecin area** as well generated very good gross operating profit result during the period under analysis, i.e. the GOP grew by 18.6%.

Another group of hotels reporting a GOP growth during the period January-December 2003 as compared to the figure in the corresponding period of 2002 are hotels located in the **Gdańsk** area. The average growth equaled 13.7%.

Hotels in **Kraków** managed to generate GOP at the level of 89.3% of the past year's figures. The GOP decline at the Kraków market is largely attributable to closing of the Sofitel in November 2002.

Another equally effective group of hotels are those located in **Wrocław.** Their GOP grew by 7.0%.

The most numerous group of hotels, i.e. those located in **Warsaw** reported GOP at a level slightly lower than that in 2002. The growth dynamics equaled 99.5%.

In the fourth quarter of 2003 alone, Orbis hotels generated a **Gross Operating Profit (GOP)** of PLN 30.4 million. This figure accounts for 133.1% of the GOP generated during the corresponding period of the year 2002 and accounts for 90.1% of budget projections. The GOP ratio to sales improved by 5.9 percentage points as compared to 2002 and equaled 23.1%.

The **fixed costs** in Orbis hotels in 2003 equaled PLN 77.8 million and were by almost PLN 14.4 million lower than in the year 2002.

In 6 hotels, the fixed costs exceeded 2002 figures; in the remaining hotels the fixed costs remained at a level which was lower than in the past year. The reduction of fixed costs was predominantly attributable to the introduction in 2003 of new depreciation rates, reduction of capital expenditure or finalization of depreciation of hotel room equipment in the course of upgrading. These actions resulted in a decrease of depreciation costs by over PLN 17 million as compared to 2002. Depreciation levels exceeding 2002 figures have been recorded only in 4 hotels. Depreciation in the remaining branches was much below the past year's level.

The tax on real property, land tax and the fee for a perpetual usufruct of land has a very high share in the costs (over 24%).

Insurance costs grew by over 26% as a result of growth of premiums payable due to the increase it the value of property.

Tenancies and rentals grew by PLN 4.1 million as a result of including this cost item into a provision established for disputable matters relating to the Europejski hotel.

Other items such as the disabled fund tax (PFRON), VAT as well as other costs went down as compared to 2002.

Fixed costs in the fourth quarter of 2003 amounted to PLN 22.3 million reporting a decline by PLN 0.9 million as compared with the corresponding period of 2002.

In 2003, the hotels' EBITDA equaled PLN 150.3 million. This level reflects a growth by PLN 10.9 million as compared to 2002 and a shortfall of PLN 12.5 million as opposed to projections in the budget.

The EBITDA index improved in 21 hotels, both as compared to the year 2002 and versus the budget projections as well. Such improvement was reported mainly by those hotels, which achieved an improvement in the GOP level as a result of increasing the number of rooms available for use after upgrading works or after an in-depth restructuring.

16 hotels exceeded the EBITDA level in 2002, though failed to reach the target figures.

The remaining group encompasses 15 hotels in which EBITDA is lower than both the 2002 figures year and this year's budget projections.

In the fourth quarter of 2003, hotels' EBITDA equaled PLN 20.7 million and was by PLN 4.1 million higher as compared to 2002. EBITDA improved in 32 hotels as compared to the figures reported in the fourth quarter of 2002, while the remaining hotels reported a lower EBITDA figure.

7. Employment and Payroll

7.1. Employment Level and Structure

In 2003, the average employment in the Company, calculated in terms of full-time posts, amounted to 5 616 posts. As of January 1, 2003, a total of 5 902 persons were employed in the Company, while as of December 31, 2003 this number equaled 5 453, of which 5 142 (94.29%) were full-time employees (also seasonal or temporary employees) and 286 persons (5.24%) worked as part-time employees. 34 persons of the latter figure had the status of a retiree or a pensioner. As of December 31, 2003, the Management Board's Office employed 272 persons, and the Branches employed 5 181 persons. The smallest Branch employed 16 persons (Motel Wrocław), while the largest one - 252 (Novotel Centrum Warszawa).

The largest group of the employed were females in the 41-50 age group (32.28% of the total number of employees and 50.51% of the total number of women) as opposed to the least numerous employee group, i.e. females above the age of 56 (1.33% of the total number of employees and 2.08% of the total number of women). The average age of employees was 42.5 years. The average length of employees' service in 2003 stood at 21.9 years, of which 16 years in Orbis.

Table 5 Structure of employment by age (as of December 31, 2003)

Age groups	Total in %	of which: according to gender, in %	
		Females /total females	Males /total males
Up to 25	3.82	2.62	5.99
26 - 30	6.88	6.18	8.17
31 - 35	11.05	10.59	11.89
36 - 40	15.25	14.63	16.38
41 - 45	19.99	21.74	16.80
46 - 50	25.36	28.77	19.17
51 - 55	13.71	13.40	14.26
56 - 60	3.06	1.68	5.58
61 - 65	0.68	0.26	1.45
over 66	0.20	0.14	0.31
Total	100	100	100

In the year 2003, a total of 289 employees were enrolled in the Company, of which 41 persons resumed work following the expiry of their up-bringing or non-payable leaves. Other employees were recruited as seasonal employees or for the purpose of filling-in vacancies in operational positions in Branches or were employed in connection with the establishment of an internal audit unit in the Management Board's Office and regionalization of internal control.

In the reporting period, 1 068 employees, representing 18.09% of persons employed as at the beginning of the year, were laid off as a result of the continued implementation of employment optimization and restructuring program. Out of the total number of laid-off employees, 97 persons retired and 42 persons took up-bringing and non-payable leaves, Further, 398 persons were laid off following the termination of their contracts by employer, 46 persons terminated their employment contracts themselves. Contracts concluded with 24 persons were dissolved in connection with their incapacity to perform work. As regards remaining persons who were laid-off (461 employees), their employment contracts were either dissolved upon a mutual agreement between the employee and the employer, after the lapse of time for which the employment contracts had been concluded or due to expiry of the employment contract.

The employment optimization program was expanded taking into account sales of individual Branches; restructuring in the form of mass redundancies was continued in the following Branches: Novotel Centrum Warszawa, Sofitel Victoria, Europejski and Cracovia. The year 2003 was the last year when the provisions of the Social Pact were in force in Orbis S.A.

7.2. Payroll&Related Expenses and Effects of Restructuring

Average employment for the year 2003 was by 16.0% lower than in 2002. A reduction of staff in operational departments by 17.2% is a result of employment reductions in support areas (laundry, miscellaneous services, hotel shops) by 28.7%, in room department by 17.2% and in food&beverage by 15.7%. In the general administration (accounting, IT, administration and management), the number of posts fell by 15.4%, in the property operation and maintenance by 17.3% and in the marketing department by 8.9%. A growth in employment in the Management Board's Office is a result of the take over of employees from the former Sofitel in Cracow, whose employment has to be continued for the purposes of ensuring proper security of the hotel and for the organization of internal audit services that commenced in the fourth quarter of 2003.

Employment during the fourth quarter of 2003 was lower than the average for the third quarter by 2.8%.

The employment per room ratio in hotel branches fell from 0.62 to 0.54; the same ratio calculated for employment in December amounted to 0.51.

Table 6 Employment in Orbis S.A. (by posts)

	Jan-Dec 2003	Jan-Dec 2002	3rd quarter 2003	4th quarter 2003
Management Board's Office	254 .4	250.5	251 .1	255 .9
Accounting and IT	452 .1	530.5	438 .4	430 .2
Property operation and maintenance	552 .2	667.4	533 .9	520 .9
General administration and management	258 .7	310.2	250 .3	250 .9
Operating departments	3 913 .3	4 727.3	3 838 .2	3 711 .9
Marketing	185 .3	203.3	181 .6	180 .0
TOTAL:	**5 616 .0**	**6 689.2**	**5 493 .5**	**5 349 .8**

The costs of severance payments and indemnities connected with the liquidation of 566 jobs amounted to PLN 8 101.4 thousand, i.e. they went down by 39.0% as compared to 2002.

The value of employee remunerations paid-out equaled PLN 171.6 million, which is by 14.5% less than paid in 2002. The average remuneration of PLN 2 546 is higher than that paid in 2002 by 1.8%.

Implementation of a program of employment optimization and maintaining salary discipline has enabled a reduction of payroll&related expenses in hotels by 16.4% in comparison with 2002, and by 5.8% as compared to the budget. The share of payroll&related expenses in operating revenues of hotels was 32.7%, which was lower by 4.3 percentage points than that achieved in 2002.

The decline in outsourcing costs is attributable to the liquidation of Sofitel in Cracow:

Table 7 Outsourcing costs (in PLN '000)

	Jan-Dec 2003	Jan-Dec 2002	3rd quarter 2003	4th quarter 2003
Outsourcing costs	22 488.1	22 557.1	6 302.2	5 951.3

A consecutive year marked by high speed of employment restructuring coupled with a rigid adherence to payroll discipline resulted in further noticeable reduction of payroll&related expenses. Given the growth in revenues observed in the second half of 2003, it substantially improved hotel's profits.

7.3. Payroll System and Employment Regulations

In 2003 the process initiated in the year 2001, targeted at standardization and optimization of payroll system in Orbis S.A. was continued. Salary bonuses that were not correlated with the Branch's performance were to a large extent liquidated. Works were commenced in order to standardize the HR and payroll program in the entire Company for the purposes of creating in the future a uniform data base for HR management, accessible directly at the Management Board's Office. The information system on jobs available in Orbis S.A. was perfected by way of establishing links with Orbis S.A. websites.

At the end of 2003, a pilot testing of a project related to regionalisation of HR-payroll functions (HR administration) was made. Consequently, instead of recruiting new employees, Novotel Centrum Poznań has taken over the provision of HR and payroll-related services for Novotel Malta.

7.4. Personnel Policy

Alike in the 2002, the personnel policy focused on the monitoring of employment restructuring and optimization process and on introducing changes in the light of amendments to legislation, which have been reflected in the Annex to the Social Pact. Special emphasis was laid on efficient formation of organizational structure coupled with shaping the scope of employee powers for particular posts and communicating the changes.

Within the framework of implementation of a system of periodic assessment of Orbis S.A. employees, all jobs in Branches were described and employees were prepared, in the course of trainings, for periodic assessments and for setting and pursuing defined objectives. The first assessment of Branch Directors was performed.

Examination of the climate and organizational culture in Orbis S.A. proved that employees are satisfied with work in a favorable atmosphere and accept the payroll system as well as promotion opportunities at a medium level.

Qualification improvement targeted predominantly executives and medium-level management whose skills were raised through organization of trainings, transfer of know-how (among others Focus internal control system, HACCP, measurement of quality of services). The program of English language teaching was implemented in the entire Company. "Substitute management" personnel was selected and will be prepared for future tasks on the basis of specific trainings within Accor Academy.

7.5. Social Benefits

Orbis S.A. Branches establish their own social benefits' funds in accordance with the provisions of the Act of March 4, 1994, on Establishment of Social Benefits' Fund (consolidated text: Official Journal Dz.U. of 1996, No. 70, item 335, as amended). Disbursements from the fund are allocated primarily for: additional financing of holiday rest for employees and eligible members of their families; granting material or financial aid to persons who found themselves in financial difficulties, additional financing organized by Branches for employees' participation in cultural, educational, sport and tourist events, additional financing of housing needs of employees, in the form of repayable and low-interest home loans and purchase of special occasion vouchers for employees.

The above opportunities are also availed of by retired persons, who acquired the rights to retirement benefits directly upon the termination of their employment in Orbis S.A. In the year 2003, the funds allocated for the above-mentioned purposes for the whole the Company equaled PLN 12 617.1 thousand, of which the contribution to the social benefits' fund totaled PLN 4 446.2 thousand in the year 2003.

8. Analysis of the Company's Balance Sheet

The balance of the Company's assets and liabilities in 2003 equaled PLN 1 777 529 thousand, reflecting a 29.0% increase as compared to the end of year 2002.

8.1. Assets

In Orbis S.A. the structure of assets is dominated by fixed assets, the ratio of which to the total assets equaled 94.6% as at the end of the year 2003. In the structure of the fixed assets, the main item is the tangible fixed assets (70.8%).

Major changes occurred in tangible fixed assets as a result of long-term investments. The balance of long-term investments grew multi-fold (from PLN 35 207 thousand to PLN 472 571 thousand) as compared to the balance as at the end of 2002, while their share in the structure of fixed assets reached a high level of 28.1% (3% in 2002 and 7% in 2001), substantially affecting the balance of fixed assets. This was attributable primarily to the share acquisition transaction in the company Hekon S.A., sale of a Dutch law company under the business name of AWSA Holland II BV and appropriation of some part of buildings formerly treated as long-term investments under the short-term investments item.

As a result, the balance of fixed assets at the end of 2003 grew by 42.5% as compared to the end of 2002.

In 2003, the value of current assets went down by 51.4% as compared with the year 2002. Their share in the Company's total assets fell accordingly from 14.3% to 5.4%. The main reasons were:

1. reduction in the value of short-term investments by 67.3% as a result of sale of the tradable securities held by the Company,

2. diminution in the balance of cash and cash equivalents by 76.7%, mainly as a result of payment for the acquired shares in the company Hekon-Hotele Ekonomiczne S.A.
3. reduction by 5.0% short-term receivables, mainly trade debtors,
4. decrease in the balance of stocks by 10.6% as a consequence of the Company's deliberate policy.

8.2. Liabilities

Some minor changes in the Company's equity took place throughout the year 2003. As a result of these changes, equity at the end of 2003 remained at the level slightly lower than in 2002. In 2003 equity accounted for 67.2% of total liabilities of the Company.

Supplementary capital grew by 2.9% as a result of allocation of past year's net profit for supplementary capital and reallocation of amounts from the revaluation capital in relation to the sale of fixed assets. The revaluation capital remained at a level similar to past year's result (it went down by 0.7% in 2003).

Creditors and provisions for creditors in 2003 grew over two-fold as compared with the year 2002 (from PLN 207 006 thousand to PLN 560 646 thousand). As compared to the past year, changes took place in respect of the following items:

- decline of the balance of short-term creditors (30.7% of total creditors) as a result of issue of short-term debt securities (notes) designated to finance the acquisition of Hekon shares,
- growth of long-term creditors as a result of incurring a credit facility to finance the acquisition of Hekon shares,
- increase in the balance of provisions for creditors by 0.7%: dissolution and disbursement of a part of the provision brought down the value of provision for pension benefits and other similar purposes by 7.3%; other provisions including mainly provisions for the outcome of litigation grew by 28.1% as compared with 2002.

9. Ratio Analysis of the Financial Statements

On the basis of the company's financial statements (the balance sheet and the profit and loss account), an analysis of the Company's performance on thè basis of the following categories of ratios: profitability, turnover and financial has been made.

9.1. Profitability Ratios

Return on equity (ROE)

Return on equity (ROE) in 2003 was at the level of 3.72% and was by 1.1 percentage points higher than in 2002. This change is attributable to the growth of the net profit by 43% as compared to the year 2002, since the change in equity come to 2%.

Return on assets (ROA)

Return on assets (ROA) in 2003 equaled 2.50% and was by 0.3 percentage points higher than that achieved in 2002 (2.25%). The similar level of this ratio is attributable on one hand to the growth of the net profit (by 43%) as compared to the past year and on the other hand, by the growth in total assets (by 29%) as compared with 2002.

Return on sales (ROS)

Return on sales (ROS) in 2002 reached the level of 7.73%, reflecting a growth by 2.6 percentage points as compared to the year 2002 (5.11%). This was caused primarily by a growth of the net profit in 2003 and slight reduction of revenues from the sale of products and services, which in 2003 were by 5.4% lower than in 2002.

Gross profit / Net sales Ratio

The 2003 ratio was 11.14%, while in 2002 it reached the level of 7.31%. The growth of the ratio by 3.8 percentage points is predominantly attributable to the impact of the greater level of gross profit (growth by 44%).

9.2. Turnover Ratios

Debtor collection period ratio

Debtor turnover period ratio in 2003 stayed at the same level as compared to 2002. The ratio of trade debtors to the total debtors remained at more or less the same level (51.5% in 2002 and 50.1% in 2003). As at the end of 2003, trade debtors accounted for 93.4% of the corresponding figure in 2002, while revenues from the sale of products and goods declined by 5.4%.

Creditor turnover period ratio

In 2003, the creditor turnover period ratio was by 1 day lower as compared to 2002. The ratio of trade creditors to the total short-term creditors declined from 39% at the beginning of the year to 13.8% at the end of 2003. At the end of 2003, the value of creditors was by 7% lower than in 2002.

Inventory turnover ratio

At the end of 2003, this ratio equaled 7 days as compared to 8 days at the end of the year 2002. This was the result of both the decline of the volume of stocks by 10.7% as well as a minor decline in the revenues from the sale of products and goods (by 5.4%). The lower the inventory turnover ratio, the shorter the cycle of stock use-up and the lower the costs related to investment in raw materials, work in progress and finished goods.

9.3. Financial Ratios

Debt to equity ratio

At the end of 2003, the debt to equity ratio changed substantially, as it grew from 15% in 2002 to 33% in 2003. This is attributable to a major growth in the amount of creditors in the past year. At the end of 2003, creditors and provisions for creditors accounted for 282% of the figures reported in 2002. This growth was caused by a long-term loan incurred to finance the acquisition of shares in Hekon.

Fixed asset cover ratio

In 2003, the fixed asset cover ratio decreased by 30.01 percentage point as compared to the year 2002, and amounted to 75.6%, which is considered a safe level. Equity as well as provisions for liabilities remained at practically the same level (growth by 1% in 2003) whilst fixed assets grew substantially as compared with 2002 (by 42.5%). It means that the pace of growth in fixed assets outperforms the growth of equity and provisions. In 2003, equity grew by 2.1%, while provisions by 0.7%.

Current Ratio (CR) and Quick Ratio (QR), i.e. the so called Acid-Test Ratio

The evaluation of the Company's ability to meet its current liabilities was performed with the use of the Current Ratio (Working-Capital Ratio) - CR and the Quick Ratio - QR, which is also called the Acid-Test Ratio.

The Current Ratio (CR) reflects the ratio of current assets to current liabilities. In 2003, the CR ratio reached a level CR=0.56, reflecting quite a low degree of blocking current assets in overall assets. On the other hand, the Quick Ratio (QR) representing the ratio of the liquid (current) assets less the stocks to the current liabilities equaled QR=0.50 in 2003.

The value of both the ratios declined as compared to 2002 due to the substantial growth in 2003 of short-term liabilities (by 162%) as a result of issue of short-term debt securities (notes) to finance the acquisition of the Hekon company.

9.4. Other Ratios Measuring the Performance of the Company

Working capital turnover ratio

The working capital turnover ratio measures the rate of turnover of working (circulating) assets. In 2003, this ratio equaled 6.0 as compared with 3.1 in 2002, i.e. by 2.9 higher.

Fixed assets turnover ratio

The fixed asset turnover ratio measures the effective use of fixed assets for the purpose of generating sales revenues. In 2003, the ratio equaled 0.34, which means that each PLN 1 worth of fixed assets engaged in the business contributed, on average, PLN 0.34 to the total sales revenues. In 2002, the fixed assets turnover ratio equaled 0.52.

Assets turnover ratio

The asset turnover (productivity) ratio is the most comprehensive index measuring the performance of all the company's assets. The 2003, the asset turnover ratio in the Company equaled 0.32 as compared to 0.44 in 2002.

Asset cover ratio

The asset cover ratio measures the direct proportion between total debt of a company and its assets which could be liquidated in order to cover the debt. Hence, this ratio demonstrates the extent to which the net (depreciation-adjusted) profit after taxation covers a solvent payment of the company's liabilities. In 2003, this ratio in Orbis S.A. equaled 0.2 as compared to 0.8 in 2002. The decline in this ration has been caused directly by a substantial growth of liabilities as a result of acquisition transaction of the company Hekon-Hotele Ekonomiczne S.A. The total amount of liabilities at the end of 2003 accounted for 421% of the balance in 2002. The value of net profit in 2003 accounted for 143.2% of the corresponding figure in the past year, while depreciation for 74.9%.

Table 8 BALANCE SHEET RATIO ANALYSIS

	Ratio		Year 2002		Year 2003		Change of the ratio (+,-)
			Value	**Ratio**	**Value**	**Ratio**	
1	**2**		**3**	**4**	**5**	**6**	**7**
I. Profitability ratios							
1	**Return on equity (ROE)** =	Net profit (loss) / Equity	31 057 / 1 170 396	2,65%	44 466 / 1 194 607	3,72%	+ 1,1 points
2	**Return on assets (ROA)** =	Net profit (loss) / Total assets	31 057 / 1 377 402	2,25%	44 466 / 1 777 529	2,50%	+ 0,3 points
3	**Gross return on sales** =	Gross profit (loss) / Net sales	44 436 / 608 155	7,31%	64 047 / 575 117	11,14%	+ 3,8 points
4	**Net return on sales** =	Net profit (loss) / Net sales	31 057 / 608 155	5,11%	44 466 / 575 117	7,73%	+ 2,6 points
II. Turnover ratios *							
1	**Debtor collection period ratio** =	Trade debtors * 365 days / Net sales	7 049 793 / 608 155	12	6 776 773 / 575 117	12	0
2	**Creditor turnover period ratio** =	Short term trade creditors * 365 days / Net sales	10 077 285 / 608 155	17	9 316 260 / 575 117	16	- 1
3	**Inventory turnover ratio** =	Stocks * 365 days / Net sales	4 621 813 / 608 155	8	3 910 793 / 575 117	7	- 1
III. Financial ratios							
1	**Debt to equity ratio** =	Total debt + special funds / Total assets	207 006 / 1 377 402	15,03%	582 922 / 1 777 529	32,79%	+17,76 points
2	**Fixed asset cover ratio** =	Equity + reserves / Fixed assets	1 245 803 / 1 179 788	105,60%	1 270 904 / 1 681 494	75,58%	- 30,02 points
3	**Current ratio** =	Current assets / Current liabilities #	197 614 / 60 052	3,29	96 035 / 171 637	0,56	- 2,73
4	**Quick ratio** =	Current assets – stocks / Current liabilities #	186 297 / 60 052	3,10	85 923 / 171 637	0,50	- 2,62

- less special funds

* - debtors, creditors and stocks as of December 31, 2002 and December 31, 2003.

10. Cash Flow Account

The net cash flows from operating activities in 2003 equaled PLN 86 516 thousand, which reflects a growth by 20.4% as compared with the 2002. The accrual-based net cash flow of PLN 44 466 thousand generated in 2003 was lower than the net cash flow from operating activities. This means that the value of cash at the Company's disposal exceeded the profits reported in the profit and loss account. The cash productivity ratio equaled 51.4% in 2003.

Receipts from investment operations generated by the Company were derived mainly from sale of financial fixed assets in affiliated companies, sale of fixed assets, sale of tradable securities and from dividend from associated company. On the other hand, expenditure was dominated by the outflow of cash to finance the purchase of shares in the company Hekon-Hotele Ekonomiczne S.A. and to a large extent also purchases of tangible fixed assets in the course of the continued modernization of the hotel base.

Hence, investment activities in 2003 closed down with a negative balance, much lower than in 2002.

Receipts from financial activities consisted mainly from the long-term credit incurred for the purpose of acquisition of the company Hekon, while expenditure consisted of distribution of the dividend for 2002, repayment of short-term bank credit and loans, as well as interest paid out. As a result, the total net cash flows were positive, though when coupled with the balance of cashflows from operating activities, they failed to counterbalance the negative cashflow balance in investments. The year 2003 might be considered extraordinary given the unique transaction of acquisition of the company Hekon-Hotele Ekonomiczne S.A., which was a major financial burden for the Company.

The ratio analysis based on the cash flow account supplements the ratio analysis of the remaining sections of the financial statements. The basic information for the analysis is contained in the cash flow statement. However, in order to enhance the applicability of the analytical results, figures from the balance sheet and profit and loss account are used as well.

Cash Productivity Ratios

Ratios of this category reflect the company's cash productivity. Ratio No 1 defines the ratio of net profits disclosed in the profit and loss account to cash flow from operating activities (CF op.). The remaining ratios show the proportion of net cash flow from operating activities (CF op.) to sales, assets in the balance sheet, and equity.

Ratio of net profits to net cash flow from operating activities

$$\frac{net\ profit}{CF\ op.} = \frac{44\,466}{86\,516} = 51.4\%$$

The greater the ratio of profit in cash flow from operating activities, the greater the role of profit as a source of financing investment and financial operations. The ratio of accrual-based to cash-based result of 51.4% in 2003 improved as compared to the level of 43.2% reported in the year 2002.

Ratio of net cash flow from operating activities to net sales revenues

$$\frac{CF\ op.}{net\ \ sales\ revenues}=\frac{86\,516}{575\,117}=15.0\%$$

The ratio of sales productivity in terms of cash generated is complimentary towards the traditional measure of sales profitability. It measures the quality of sales revenues i.e. degree to which revenues have been collected in cash. The higher the ratio, the better.

According to the above calculations, every PLN 100 in sales revenue generates PLN 15.0 in cash and cash equivalents.

In 2003, sales revenues generated 15.0% of the net cash flows from operating activities, representing a decline as compared to the level of 11.8% in 2002.

Ratio of net cash flow from operating activities to total assets

$$\frac{CF\ op.}{total\ assets}=\frac{86\,516}{1\,777\,529}=4.9\%$$

The ratio of assets' productivity in terms of cash generated reflects the general assets' ability to generate positive net cash flows from operating activities. The ratio in 2003 equaled 4.9% and declined as compared to the year 2002 (5.2%).

Ratio of net cash flow from operating activities to equity

$$\frac{CF\ op.}{equity}=\frac{86\,516}{1\,194\,606}=7.2\%$$

This ratio of equity productivity in terms of cash generated measures "cash generating ability" of capital invested by the Company's owners. It shows how much cash is generated by each unit of equity.

In 2003, every PLN 100 of invested equity produced PLN 7.2. For the sake of comparison, in 2002, the same PLN 100 produced PLN 6.1.

11. Finance and Financing Requirements

Financing requirements in the fourth quarter of 2003 were determined predominantly by investing activities of Orbis S.A., related to the acquisition of shares in the company Hekon Hotele Ekonomiczne S.A., that was partially settled in October (PLN 233.9 million paid by cash and PLN 109.6 million by Orbis S.A. bonds - as the 1st installment of the settlement) and in November (PLN 6.4 million - as an adjustment arising out a change in exchange rate). The transaction, in the part paid by cash, was financed with a hard-currency credit (EUR-denominated, equivalent of PLN 179.6 million) and with Company's own financial resources (PLN 60.7 million). To this end, in October 2003, the credit agreement, executed with a consortium of banks in March 2001, was amended, thus allowing for the use of funds from that credit to partially finance the acquisition of HEKON shares. The 2nd installment of the settlement of the said share purchase, in the amount of PLN 65.1 million represents a deferred payment to be effected to Accor Polska Sp. z o.o. that is due in October 2008 at the latest. Additionally, according to the provisions of the Share Sale and Purchase Agreement of June 2003, the last adjustment of the amount paid resulting from a change in net current assets of the company Hekon which took place during the time period after the date of signing the Agreement and before the closing date of the transaction will be made. Settlement of the adjustment in the amount of PLN 24.2 million will be made in 2 equal instalments in 2004 and 2005.

Requirements for liquid assets were determined, apart from the above described investing activities and financing of Company's operating activities, by expenditure for upgrading and development investment projects in Branches (in the fourth quarter, PLN 24.4 million was expended for that purpose) as well as - within the scope of financing activities of Orbis S.A. - the settlement of costs of a syndicated loan and the repayment of a principal installment of one loan granted by the State Treasury and repaid by the bank BWE S.A.

At the end of the reporting period, the Company reported a total of PLN 30.3 million in liquid assets. Until the closing date of the share purchase agreement for Hekon Hotele Ekonomiczne S.A., in the reporting period Orbis S.A. temporarily invested free cash in short term financial investments.

The remaining current outstanding debt of the Company as at December 31, 2003, consisted of two long-term loans: one granted by the State Treasury and the other by the former Main Committee of Physical Culture and Tourism (GKKFiT), a long-term EUR-denominated syndicated loan extended by a consortium of banks and a long-term loan granted by Accor under the transaction of purchase of shares in the Company Hekon Hotele Ekonomiczne. Additionally, short-term Orbis S.A. bonds issued within the framework of payment to Hekon remain to be settled. In total, as at the end of the reporting period, the PLN-denominated debt amounts to PLN 306.7 million, and short-term debt to PLN 109.6 million

The average interest on PLN-denominated loans and the hard-currency syndicate loan during the fourth quarter of 2003 amounted to 3.78% p.a., while average interest on the syndicate loan denominated in EUR amounted to 2.89% p.a.

The terms of the loan agreements are strictly complied with, both with regard to timely repayment as well as agreed collateral.

The ratio analysis reveals a stable and secure position of the Company. As at the end of 2003, the financial indebtedness rate, which totaled 7.73% in the third quarter, came to over 20%, i.e. 27.78% as anticipated.

In the second half of November 2003, the Company ended works on the implementation of a liquidity management system of cash pooling type and introduced the system - except for 3 selected branches - in the entire Orbis S.A. hotel network, which was preceded with the implementation of the IT CitiDirect system offered for that purpose by Bank Handlowy w Warszawie S.A.

12. Investment Outlays Plan

12.1. Upgrading and Purchases of Fixed Assets

The year 2003 was a consecutive year of recession in hotel industry and tourism reflected in, though not limited to, a slide in occupancy rate in hotels and, therefore, a drop in operating and financial results generated by the Company.

Simultaneously, a dynamic development of competition was observed on the majority of local markets, which is undoubtedly reflected by the fact that nearly 5 thousand new hotel rooms have been rendered operational recently.

Also, the executed transaction of acquisition of the Hekon company had a significant bearing on the opportunities for financing the upgrading and development program of the Company.

Despite such a difficult situation, Management Board was, and continues to be, aware that the consistent implementation of the launched, multi-year program of upgrading of existing hotels represents the basic condition for maintaining a strong position on the Polish hotel market by Orbis S.A. Owing to the aforementioned factors, the implementation of that program was postponed.

Restrictive investment outlays policy was, therefore, consistently continued in the year 2003 and consisted in the implementation exclusively of priority investment projects, continuation of started projects in a limited scope as well as in the performance of tasks intended to maintain the safe operation and maintenance of hotels and technical equipment and safety of guests and employees.

In the year 2003, the following principles were in force in respect of the performance of projects related to investment outlays:

1. In respect of projects related to upgrading and purchase of fixed assets with an aggregate value exceeding PLN 5 thousand (net), the hotel branch was required to submit an appropriate application and be granted approval by the Investment Committee functioning in the Management Board's Office, that considered the necessity to upgrade a hotel or to purchase fixed assets in the context of technical, organizational and other needs as well as in the context of profitability of such projects.
2. In the case of repairs, upgrading and purchase of fixed assets with the value over PLN 122 thousand (gross), a positive opinion of the Investment Committee as well as the Company Management Board's approval were required.
3. Projects were implemented in agreement with the units of the Management Board's Office providing substantive supervision - Research and Development Department, Operating Department and Technical Operation and Maintenance Department.
4. As regards IT-related projects - purchase of computer hardware and software, a Hotel Branch was required - just like in the preceding years - to file an application and receive approval of the Director of IT Department or a Committee for the consideration of applications on IT investment projects. These projects were financed with funds provided for in the central budget.
5. All implemented upgrading and development projects were financed in accordance with the cash pooling procedure introduced in the Company on the basis of an "Application for funds for investment project" filed with the Investment Department.
6. Branches made settlements of transferred funds on the basis of "The Report on incurred outlays and use of funds received from the Management Board's Office".

The approved plan of investment outlays in the Company for the year 2003 provided for an aggregate amount of PLN 180 320.7 thousand, of which PLN 172 853.2 thousand for hotel branches and PLN 7 467.5 thousand for the Management Board's Office.

This amount covered also expenses related to the purchase of computer hardware, software and for the development of central IT networks. In January, the Management

Board took decision to curb expenditure for hotel upgrading and recommended to continue projects that were already underway and to execute new orders only where necessary.

In 2003, total investment outlays in the Company, along with transferred advance payments, amounted to PLN 132 455.3 thousand, i.e. the plan was executed in 73.5%, of which PLN 129 510.3 thousand was expended by hotels, while expenditure of the Management Board's Office equaled PLN 2 945.0 thousand.

The table below presents the structure of investment outlays in the year 2003 per hotels of Accor standard, other hotel branches and the Management Board's Office.

Table 9 Structure of investment outlays made in 2003

in PLN '000

Branch	annual budget	outlays made, accumulatively	% of the annual budget
Accor brand hotels	145 825.1	109 108.8	74.8%
Other hotels	27 028.1	20 401.5	75.5%
Management Board's Office	7 467.5	2 945.0	39.4%
Total	**180 320.7**	**132 455.3**	**73.5%**

The amount of PLN 110 066.8 thousand, i.e. 85% of all branches' expenditure, was allocated for the financing of the four main projects (Mercure and Novotel Centrum in Poznań, Novotel Centrum in Warsaw and Kasprowy in Zakopane). Above mentioned outlays for 4 branches include costs of bank investment credit.

Investment outlays of all the remaining 50 hotels amounted in aggregate to PLN 19 443.5 thousand.

Figures pertaining to the share of the four above mentioned hotels in budget implementation and costs of bank credit are presented below.

Table 10 Main investment projects in 2003

In PLN '000

Branch	annual budget (without the costs of bank credit)	outlays made, including costs of credit	% of the annual budget, including credit
1	2	3	4
Mercure Hotel Poznań	20 867.8	26 992.3	129%
Novotel Centrum Poznań	24 010.0	8 699.6	36%
Novotel Centrum Warszawa	60 256.9	57 931.7	96%
Kasprowy Hotel Zakopane	10 643.0	16 443.2	154%
Total for 4 projects	**115 777.7**	**110 066.8**	**95%**

Implementation of the four priority investment projects:

Mercure in Poznań - in December 2002, the upgrading of low section commenced; it was continued and was completed in the year 2003.

Investment outlays amounting to PLN 26 689,0 thousand, related to that phase of upgrading, were expended on: preparation of technical documentation, expert's reports, investment supervision, construction and assembly works, purchase of furniture, fittings and fixtures and costs of bank credit.

The amount of PLN 110.2 was spent on other upgrading works of lifts, neon, fencing of a parking lot at the hotel, while PLN 193.1 thousand was expended on the purchase of fixed assets and computers with software, related to current activities.

Total amount of expenditure along with costs of credit amounted to PLN 26 992.3 thousand.

Novotel Centrum in Poznań - investment expenses that totaled PLN 8 406.7 thousand embraced upgrading works of the facade of the low section along with roofs, costs of preparation of technical documentation, expert's reports, employment of a substitute investor. The above quoted amount includes also costs of credit.

The remaining amount, i.e. PLN 280.6 thousand was expended on financing current operations of hotels - purchase of fixed assets, computer hardware and software, while PLN 12.3 thousand related to the settlement of the first phase of upgrading.

The budget was not executed not only due to the limitation of the upgrading program but also due to postponement of the second phase of the program that involved the public area of the hotel.

It should also be remarked that an amount of approx. PLN 600.0 thousand was saved on the upgrading of the facade and roofs of the low section as a result of negotiations held with the contractor.

Total expended investment outlays amounted to PLN 8 699.6 thousand.

Novotel Centrum in Warsaw - investment expenditure totaled PLN 57 931.7 thousand and was appropriated for the upgrading of consecutive living floors, including replacement of installations, air-conditioning system, windows, purchase of furniture, fixtures and fittings.

The above amount covers also the costs of preparation of technical documentation related to the replacement of facade, technical opinions, expert's reports, investment supervision and costs of credit.

Moreover, the hotel signage was replaced and computer hardware purchased.

The plan was not executed, among others, as a result of a necessity to postpone the implementation and settlement of certain tasks, e.g. related to the designer of the low section, spreading the II phase of upgrading - of facade and low section - over the years 2004-2005, resignation from the purchase of bed linen for residential units within the framework of the investment budget and solving that problem by means of a lease (approx. PLN 630.0 thousand).

Kasprowy in Zakopane - in the year 2003 works were performed in connection with the II phase of upgrading of public areas at levels 0, -1 and -2. Costs of preparation of technical documentation, expert's opinions, supervision by a substitute investor, upgrading works, purchase of furniture, fixtures and fittings and a bank credit amounted in total to PLN 16 110.2 thousand.

Other expenses - refund of guarantee deposits kept, settlement of expenses related to lighting upgraded in the year 2002, purchase of fixed assets, computer hardware and software closed with an amount of PLN 333.0 thousand.

A substantial discrepancy between the approved budget and the budget execution is connected with a changed works schedule and with an increase in outlays for the implementation of that project in the year 2003 that was approved by the Management Board.

In total, the implementation of investment projects cost PLN 16 443.2 thousand.

Major investment expenditure incurred in the year 2003 related to the following hotels:

Mercure Hevelius in Gdańsk - in aggregate, investment expenditure in 2003 amounted to PLN 4 314.0 thousand. Funds were allocated, among others, for the upgrading of the power supply system for central heating in the entire hotel, ventilation and air-conditioning systems in the low section and for the boiler room (PLN 3 984.3 thousand) and for the continued upgrading of fire prevention system.

Purchase of fixed assets included, among others, the replacement of technically and morally worn computer equipment and installation of software. The total amount spent on these purchases equaled PLN 280.6 thousand.

Cracovia in Cracow - a total of PLN 1 791.6 thousand was spent on investment projects. This amount served to finance, among others, the adaptation of rooms for a casino that was moved from the liquidated Sofitel Branch in Cracow that cost PLN 1 200.0 thousand, upgrading of air-conditioning in 40 hotel rooms and 7 cooling chambers, moving and installation of a telephone switchboard from the liquidated Sofitel, as well as purchase of computer equipment and installation of software.

The project related to the adaptation of rooms for a casino was not implemented by the Investment Office.

Novotel Malta in Poznań - in the year 2003, investment outlays totaled PLN 1 121.2 thousand and covered, among others: continued upgrading of corridors adjacent to guests rooms including replacement of doors and locks (PLN 763.5 thousand) and of fire prevention system as well as installation of pipes for the air-conditioning system (PLN 211.2 thousand).

Investment outlays related to the purchase of computer hardware and software totaled PLN 90.5 thousand.

Helios in Toruń - total investment outlays amounted to PLN 4 147.0 thousand, of which PLN 2 196.2 thousand was allocated for the upgrading of conference rooms and public area, including the restaurant, bar, hall, reception and hotel main entrance as well as technical back-up facilities along with the costs of preparation of technical documentation, expert's opinions and investment supervision.

Moreover, the main switching station and power service line were replaced and the hotel exterior signage was made.

Investment outlays related to the purchase of fixed assets, computer hardware and software represented an amount of PLN 508.5 thousand, of which PLN 357.4 thousand related to the purchase of furniture as well as fittings and fixtures for the upgraded public areas.

The budget approved for the year 2003 was exceeded due to the fact that payments from the preceding year were not taken into account and expenses in connection with investor supplies were underestimated.

Holiday Inn in Warsaw - in the year 2003 investment outlays totaled PLN 820.7 thousand and were designated, among others, for the upgrading of five passenger lifts (PLN 357.5 thousand), TV head station and sound amplification in multi-function rooms.

Additionally, in connection with a necessity to adapt equipment as well as fittings and fixtures as well as hotel services to the standard of the Holiday Inn network, the Branch expended an amount of PLN 179.9 thousand on, among others, replacement of beds with mattresses, safe deposit boxes in rooms of higher standard and upgrading of the Leisure Center. The project will continue to be implemented in the year 2004.

Since the year 2003 was the year of the disabled, a few hotels adapted their guests rooms and public toilets to the needs of disabled persons. These hotels included, among others: Mercure in Poznań, Novotel Centrum in Warsaw, Prosna in Kalisz, Skalny in Karpacz, Grand in Łódź, Aria in Sosnowiec, Mercure Helios in Toruń. Subsequent hotels, like for example: Magura in Bielsko-Biała, Mercure Hevelius in Gdańsk, Posejdon in Gdańsk, Mercure Unia in Lublin, Grand in Warsaw as well as Novotel and Wrocław in Wrocław plan to carry out such works in the current year.

Expenditure of the Management Board's Office, amounting to PLN 2 945.0 thousand, related to the purchase of fixed assets, including computer hardware and software.

Detailed information on IT has been presented in Chapter 13 of this Report.

12.2. Financing of Repairs, Maintenance and Investment Projects

1. Expenditure related to repairs and maintenance was accounted for as costs of a given Branch and were posted to the costs of financial year in which they were incurred.
2. Expenditure made for repairs and maintenance was financed from Branch's own current assets.
3. In case of hotels of historic value, the 2% limit was derogated from, e.g. in the case of Francuski hotel in Cracow, Grand in Łódź and Sopot, Europejski in Warsaw and Monopol in Wrocław.
4. Investment outlays made by the Company were financed from own financial resources and a bank credit taken for that purpose.
5. Outlays incurred by the Company in connection with the upgrading, purchase of fixed assets and software were financed from funds accumulated in the Management Board's Office and transferred to Branches successively as works progressed.
6. Financing of outlays incurred for upgrading, purchase of fixed assets and software was made within the framework of the cash pooling system introduced in 2002. Transfer of funds was based on applications made by Branches as well as on monthly and weekly cash plans.

12.3. Repairs and Maintenance

The amount of expenses for repairs and maintenance borne as the costs of the Company in 2002 has been determined in accordance with the economic and finance system of the Company as 2% of the gross value of tangible fixed assets.

The plan of repairs and maintenance for hotel branches in 2002 was approved at PLN 21 652.4 thousand, of which PLN 21 027.0 thousand for Hotel Branches.

The actual amounts spent equaled PLN 17 177.4 thousand, i.e. 79.3% of the budget, of which PLN 8 819.3 was expensed on repairs while PLN 8 358.1 thousand on maintenance.

Out of the amount of PLN 17 177.4 thousand, costs of repairs incurred by Branches totaled PLN 16 906.4 thousand, while costs of the Management Board's Office amounted to PLN 271.0 thousand.

Total costs of repairs and maintenance went down by PLN 453.8 thousand as compared to 2002.

The substantive scope of repairs and maintenance is similar in all hotels:

- repairs include: painting wallpapering, replacement of damaged carpeting, minor repairs of installations and equipment and replacement of damaged plumbing fixtures (mixing faucets, valves) and fixtures (sockets, switches);
- maintenance contracts cover: maintenance of lifts, ventilation, refrigerating, electric, heating, water supply and sewerage equipment, fire-prevention systems (signaling equipment, sprinklers, etc.) and automatic systems.

The annual budget for repairs and maintenance was exceeded in hotels that failed to carry out comprehensive upgrading since they had been rendered operational or in hotels where such upgrading was only partial. These include:

- **hotels not covered by the upgrading program:** Mercure in Jelenia Góra (181.7%), Solny in Kołobrzeg (163.6%), Francuski in Cracow (134.5%), Monopol in Wrocław (134.9%), Novotel Centrum in Gdańsk (124.2%), Grand in Sopot (119.6%), Polonez in Poznań (110.9%);
- **hotels that were partially upgraded:** Mercure Hevelius in Gdańsk (126.9%), Novotel Rondo in Katowice (124.1%), Magura in Bielsko-Biała (120.4%), Giewont in Zakopane (118.8%), Beskid in Nowy Sącz (113.9%).

It was necessary to expand the scope of repair works in hotels that were not upgraded due to threatened security or because part of hotel area had been rendered non-operational as a result of improper technical or hygienic condition.

Exemplary scopes of repairs made:

Mercure in Jelenia Góra - the following repairs were made: seasonal repair of boiler room (the only source of heat) covering replacement of obsolete elements of boilers, adjustment and repair of burners, repair of pool system along with water treatment station; works performed: replacement of cooling units and all filters in the ventilation system, repair of laundry equipment (replacement of bearings in washing machines), replacement of electric, gas and water meters, partial replacement of electric wiring system that does not meet applicable standards, partial replacement of pipes and repair of water system; painting, wallpapering, replacement of damaged carpeting (rooms, multi-function rooms, corridors, and staircases);

Solny in Kołobrzeg - works performed: repair of 15 rooms including replacement of electric wiring system, replacement of mixing faucets in rooms, repair of ventilators, repair of gas stove, painting of the kitchen, staircases, corridors and partially rooms, replacement of carpeting in corridors and painting of the facade;

Polonez in Poznań - works performed: repair of bathrooms, partial replacement of pipes of hot water system, replacement of pumps and partial replacement of pipes of the air-conditioning cooling system, replacement of mirrors in rooms and bathrooms, partial replacement of electric wiring system, repair of passenger lifts, refrigerating equipment, painting, wallpapering and replacement of damaged carpeting in part of rooms and corridors, painting of multi-function rooms and staircases.

Owing to deteriorating technical condition, in non-upgraded hotels increased financial outlays are necessary for repairs and maintenance (Gdynia in Gdynia, Grand in Łódź, Polonez in Poznań, Grand in Sopot, Europejski in Warsaw).

An increase in expenditure for maintenance is observed also in upgraded hotels due to:

- greater number of hi-tech equipment in operation - air-conditioning in rooms, automating control of equipment and systems, more efficient fire-prevention (smoke removal, sprinkler systems), e.g.: Sofitel Victoria in Warsaw, Novotel Airport in Warsaw, Mercure in Poznań, Mrongovia in Mrągowo;
- reduction in the number of personnel employed in technical departments, e.g. Holiday Inn in Warsaw, Mercure in Jelenia Góra, Grand in Sopot, Magura in Bielsko-Biała.

It should be stated that, similarly to the preceding years, Hotel Branches pursued a policy of reducing expenditure for repairs and maintenance. The downward trend in the level of this expenditure, that has been prevailing for a few years, results first and foremost from the fact that comprehensive upgrading projects had been already completed or are currently underway, from the application of modern technological solutions and efficient enforcement of guaranty commitments from contractors and suppliers as well as from a conscious policy pursued by hotel directors targeted at the reduction of borne costs. The substantive scope of repairs and maintenance works has not undergone any substantial changes.

13. IT Development

In 2003, the Company continued the development of its IT Program adopted for the years 2001-2003, taking into account adjustments arising out of:

1) restrictive policy related to investment expenditure introduced by the Management Board,
2) restructuring changes in the Company and ownership changes,
3) adaptation of projects and systems to current changes in the Company's business policy.

Main works focused on the following tasks:

1) maintaining in operation of the IT systems in the hotel branches and in the Management Board's Office,
2) adding or replacement of the IT equipment as a result of breakdown or obsolescence (accounting for 25% of the replacement IT technical infrastructure necessary to ensure operational continuity and technological progress),
3) development of central systems and projects, including:
4) creation and development of central and regional systems supporting the management of the Company and its finance,
5) creation and perfecting marketing and sales systems, with special emphasis on teleinformatic channels,
6) policy of security,

7) full use of the Orbis WAN network for the Company's needs (remote services, Intranet, centralization or regionalization of systems, bases, reporting methods, etc.).

13.1. Planned and Implemented Budget

The planned budget for IT investments in 2003 equaled PLN 6 700 000. Following the verification of tasks covered by the plan and shifting part of them for implementation in the year 2004, the projected actual budget implementation was reduced to PLN 5 300 000. The actual expenditure totaled PLN 5 200 000. The difference between the planned and actual expenditure is a result of the Management Board's recommendations related to savings and looking for financial reserves.

13.2. Implemented and Commenced Projects

The following projects were completed and implemented in 2003:

1) new websites for Orbis with an implemented mechanism for editing information by hotel branches and for authorization at the central level,
2) Central Price List, i.e. a system allowing for full operationality related to the pricing policy of hotels and the entire Company,
3) activation of Intranet along with a package of applications in support of flow of information, reporting, management, standardization of normative acts, HR policy, etc.,
4) Call Center - servicing was transferred to an external company ensuring access to data bases and Orbis reservation system,
5) connecting all Hotel Branches to the CitiDirect system servicing bank transactions,
6) activation of a support system to ensure ongoing financial liquidity - cash plan,
7) modification of a system to serve loyalty programs.

Moreover, planned tasks related to the development of existing systems were carried out:

1) Information System for the Management - Media, based on the wholesale data base, was expanded to a wider range of data, subsequent fields of Company's operations were included in the analyses and reports system,
2) contract registration system Pakt covered the entire Company,
3) additional modules, e.g. debt collection module, were added to the finance-accounting and stock system, and the system was modified to take into account amendments in the legislation and post-audit recommendations,
4) the implementation of interfaces between basic systems in hotel branches was completed.

Works related to the development of sales system were continued and related to the following projects:

1) corporate customers service system (OKKO),
2) reservation and administering hotel resources (HORS),
3) Orbis On Line Reservation and Hotel Services Sale System via the Internet,
4) debt collection and crediting system.

These projects will be completed in the 1st or the 2nd quarter of 2004. The completion date was deferred until the year 2004 as a result of a decision expanding their contents-related scope.

Works related to systems regionalization, i.e. launching of new regional service centers using the Orbis WAN network:

1) HR and payroll - project planned for the years 2003/2005, covering also the replacement of systems and broadly-understood standardization,
2) finance and accounting.

The "Policy of security" project was started, and consisted in:

1) upgrading of the LAN network in the Management Board's Office and the implementation of the Network Management System (based on Novell - ZENworks, Account Management, SecureLogin software),
2) the purchase of matrix, i.e. mass storage server, to serve the server farm in the Management Board's Office, including corporate servers (activation in the 1st quarter of 2004),
3) the introduction of an integrated anti-virus and anti-spam system,
4) replacement of a mail server and application servicing e-mail in the entire Company,
5) rendering the policy of security of the Orbis WAN network more restrictive,
6) incorporation of outsourced companies providing remote services to hotel systems into the Orbis WAN network.

All major tasks were implemented in accordance with the plan; financial constraints or modifications in the plan did not adversely affect the functioning or technical development of IT systems used in the Company nor did they disturb fundamental guidelines of the long-term plan of IT development in the Company.

14. Orbis S.A. Participation in Other Companies

14.1. Status and Structure of the Investment Portfolio

As of the end of 2003, the structure of the Orbis S.A. investment portfolio was as follows:

The portfolio of the Company is diversified and contains investments of a strategic, commercial and restructuring nature.

The **strategic portfolio** consists of shares and interest in the following companies:

a) Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport - daughter companies founded in 1993 in the course of the privatization process of Orbis. A complementary nature of business activities carried out by both these companies towards the business of Orbis S.A. predetermines the mutual benefits derived by all the three entities cooperating on arms' length on the operational level. Each of the daughter companies has a stable financial standing and a steady market position.

b) Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. - real property developers. They have been founded at the end of 2000 together with Globe Trade Centre S.A. as a result of inclusion of the office space development into the strategy of the Company pursued at that time. The Globis Office Centre in Poznań, an "A" class office building with an area of 13 323 m^2 was built during a single year. The following real property agencies are in charge of organizing the lease of the commercial premises in the conditions of lessee-oriented market: CB Richard Ellis and Błaszczyk Nieruchomości. In the circumstances of the continued downward business trend at the real property market , the company Globis Wrocław established for the purpose of construction and commercial administration of the "A" class office building in Wrocław did not commence its business operations and so far has suspended collecting payments against subscribed shares.

c) Hekon-Hotele Ekonomiczne S.A., the company managing hotels located in Poland and belonging to two brands owned by Accor S.A.: eight two-star Ibis Hotels and two Novotels as well as 1 Novotel (under construction) in Lithuania (Vilnius).

Table 11 Structure of the Orbis S.A. investment portfolio

Company Legal Status / Corporate headquarters	Initial capital in PLN	Orbis S.A. holdings		% of Orbis votes at the AGM	Core business
		Nominal value in PLN	%		
Subsidiaries					
PBP Orbis Sp. z o.o. Warsaw	16 453 900	11 499 200	70.41	70.41	Travel office - retail and tour operator
ORBIS Transport Sp. z o.o Warsaw	14 429 300	11 887 300	84.44	84.44	Passenger transport, vehicle rent and lease
Wioska Turystyczna WILKASY Sp. z o.o	1 650 000	1 650 000	100.0	100.0	Hotel, leisure, food & beverage industry
HEKON – Hotele Ekonomiczne S.A.	300 000 000	300 000 000	100.0	100.00	Hotel, food & beverage industry
Sister companies					
CONBIS Sp. z o.o. in organization[2] Warsaw	50 000	25 000	50.0	50.0	Advisory and agency services, holding management
Associated companies					
Globis Poznań Sp. z o.o. Warsaw	8 000 000	2 000 000	25.00	25.00	Office building developer and administrator
Globis Wrocław Sp. z o.o.[3] Warsaw	2 000 000	500 000	25.00	25.00	Office building developer and administrator
ORBIS CASINO Sp. z o.o. Warsaw	4 800 000	1 600 000	33.33	33.33	Casinos and gambling saloons
PH Majewicz Sp. z o.o. Bydgoszcz	2 202 500	1 078 500	49.00	49.00	Hotel and food & beverage industry
Minority holdings					
BWE S.A. Warsaw	117 291 500	1 274 900	1.09	1.09	Banking
PPTE DIAMENT S.A.[4] in liquidation Warsaw	100 000	16 000	16.00	16.00	Employee pension fund
Polskie Hotele Sp. z o.o. in liquidation Warsaw	125 400	1 000	0.8	0.8	Supplies and training in the hotel industry
Rena Kord S.A. in bankruptcy Łódź	9 468 330	745	0.008	0.008	Production, trade, exports and imports of cotton textiles
TARPAN Sp. z o.o. in liquidation Poznań	45 984 500	36 450	0.08	0.08	Manufacturing of motor vehicles, furniture, trade
Walewice Sp. z o.o. in liquidation Walewice	10 510	4 000	38.05	14.29	Leisure, trade, production of foodstuffs

The **commercial portfolio** consists of shares and interest in the following companies:

a) Bank Współpracy Europejskiej S.A.: a small private bank oriented at small and medium-sized businesses, budget agencies and managers. The Bank operates since 1990 (formerly as Bank Turystyki S.A.). It focuses on servicing domestic and foreign business and trade, including trade with the Russian Federation (it is one of the very few banks that do so). The prevailing downward business trend has negatively affected the bank's standing and performance in 2003. Under the supervision of the General Inspectorate of Banking Supervision the bank launched

[2] Shares have not been paid-up. Registration in the National Court Registry (KRS) on January 15, 2004.
[3] Shares have not been paid-up. Capital was reduced to PLN 50 000 by a resolution of an Extraordinary General Assembly dated August 13, 2003. Capital decrease was registered in the National Court Registry (KRS) on February 4, 2004.
[4] Company dissolved and subjected to liquidation by the resolution of an Ordinary General Assembly on June 23, 2003. Registration in the National Court Registry (KRS) on July 16, 2003.

and implements a workout program, including acquisition of capital by way of privately placed share issue during the first quarter of 2004.

b) Orbis Casino Sp. z o.o.: a company founded in 1989 and at present running 9 casinos and 3 game parlors located, except for the casino in the Business Centre in Łódź, in leased premises in Orbis S.A. hotels. Orbis Casino is a second, immediately following the Casinos Poland, company in the market of gambling, mutual bets and slot machines. Fiscal burdens, unfair competition from the shadow economy, business downward trend affecting the disposable income of Poles as well as the fact that such entertainment becomes démodé eliminates small casinos in small towns and put a question mark over the future of this industry. This situation resulted in closing down of casinos in Zakopane (2001) and Lublin (2002) by Orbis Casino and locating gambling centers outside hotels (the Galaxy Centre in Szczecin) so as to give them a chance to attract new customers. The financial standing of the Company does not give rise to apprehension.

c) Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o.: a company established for a limited period of time, until December 31, 2007, as a result of a composition agreement executed by Orbis S.A. in 1993 with the successors of the owners of the hotel Pod Orłem in Bydgoszcz. Orbis S.A. entered into the contract concerning managing the hotel for the same period of time, further replaced, as from January 2001, by a franchising agreement for an identical term.

d) Wioska Turystyczna Wilkasy Sp. z o.o (former Port Silnowa Sp. z o.o.): a company running leisure centre. The village offers accommodation and food & beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotel in Mrągowo. The financial situation of the company is stable, though it does not permit financing modernization and building infrastructure which is essential if the company were to maintain its market position in the conditions of the developing competition and progressive loss in the value of its property.

The **restructuring portfolio** includes including shares and interest taken up in the course of debt-for-equity swaps in the course of composition between debtors and creditors or in companies with are deprived of development potential.

The restructuring portfolio includes the following companies:

a) Polskie Pracownicze Towarzystwo Emerytalne Diament S.A., employee pension fund manager managing over a fund having the same name, dissolved and subjected to liquidation on June 23, 2003 (registered in the business operators register on July 16, 2003). Due to the failure to implement the development strategy and lack of prospects for its implementation;

b) Polskie Hotele Sp. z o.o. in liquidation;

c) Rena Kord S.A. in bankruptcy;

d) Tarpan Sp. z o.o. in liquidation;

e) Walewice Sp. z o.o. in liquidation.

The reduction of the portfolio will proceed progressively, following the development of the initiated liquidation and bankruptcy proceedings, the time horizon of which is difficult to predict. The only exception is Tarpan, where liquidation is planned after dealing with the issues of ownership title to a part of land throughout the years 2003/2004 and PPTE

Diament where liquidation is scheduled for the second/third quarter of 2004 (after ensuring to fund members the possibility of further savings, which is a precondition for the decision of the Commission for Supervision of Insurance and Pension Funds (KNUiFE).

A separate category of the restructuring portfolio are shares in foreign companies, reported in the Company's accounting books as financial fixed assets due to the adopted strategy of gradual withdrawal of interest in these companies. At present, the only such company is Polorbis Reiseunternehmen GmbH with its registered office in Köln, a tour operator and travel agency specializing in incoming traffic into Poland, building up its offer mainly on the basis of the offer of Orbis Hotels, Orbis Travel and Orbis Transport. Polorbis, belonging to a group of small travel agencies which are particularly prone to business trend fluctuations, has been dissolved and subjected to liquidation from December 31, 2003.

14.2. Changes in the Investment Portfolio and Financial Fixed Assets

The changes that occurred during the reporting period as regards the ownership structure of the Orbis Group are as follows:

a) Registration, on January 29, 2003, of the decrease in initial capital of PH Majewicz Sp. z o.o. by 50%, without refund for shareholders, approved by the Shareholders Meeting on June 9, 2002. As a result of this operation, the share of Orbis S.A. in the initial capital as well as in the total number of votes at the General Shareholders' Meeting does not change and will be equal to 49%, while the nominal value of the shares held by Orbis S.A. declined to PLN 1 078 500.

b) Transfer, on May 22, 2003, of the entire block of shares in PolCard S.A., constituting 9.9% of the company's initial capital, to GIC Usługi Finansowe Sp. z o.o. for a price constituting an equivalent of USD 5 940 600, in the course of the conditional share sale and purchase agreement entered into on February 28, 2003, with six other shareholders of the company, holding jointly with Orbis S.A. 99.67% stake in its initial capital.

c) Initiation, on June 23, 2003, of the liquidation procedure as regards PPTE Diament S.A. as a result of failure to implement the development strategy approved by the shareholders during the years 1999-2002 (attracting a strategic shareholder, spreading the operating costs by a fast expansion of the group of shareholders and the number of fund participants) and lack of prospects for its implementation over a medium-term horizon.

d) Execution, on October 31, 2003 (as a result of entering into the conditional agreement dated June 24, 2003) of the agreement transferring 100% of shares in the company Hekon-Hotele Ekonomiczne S.A. with its registered address in Warsaw to Orbis S.A. for a price of PLN 404 168.1 thousand with companies Accor Polska Sp. z o.o. with its registered address in Warsaw and Accor S.A. with its registered address in Evry (France). As a result of this transaction, the Orbis Hotels network expanded to include 8 two-star Ibis hotels and 2 Novotels.

e) Decrease, in August 2003, of the initial capital of Globis Wrocław Sp. z o.o. from PLN 2 000 000 down to PLN 50 000, caused by non-commencement of business activity by the company in the light of the downward business trends prevailing at the office property markets. The capital decrease was registered in the business operators' register in February 4, 2004.

f) Increase of the initial capital of Orbis Casino Sp. z o.o twice during the financial year, i.e. on June 12 and October 7 by, accordingly, PLN 4.5 million and 4.8 million, caused by the prevailing downward trend of the zloty, whereas the statutory minimum capital level is equivalent to Euro 1 million; the capital increases have been registered in the commercial operators' register on July 23 and October 14, 2003 respectively.

g) Dissolution and liquidation, as at December 31, 2003, of the company operating under the German law under the business name Polorbis Reiseunternehmen GmbH.

14.3. Plans for 2004

The closure of the transaction involving the acquisition of 100% shares in the company Hotel Muranowska Sp. z o.o., managing the Ibis Hotel located at Muranowska street in Warsaw, opened in December 2003, is planned for the fourth quarter of the year. The planned transaction is a continuation of the transaction by virtue of which the shares of the company Hekon-Hotele Ekonomiczne S.A. have been transferred to Orbis S.A.

Closing of the liquidation procedures in respect of PPTE Diament S.A. is conditional upon receipt of the permit of the Commission for Supervision of Insurance and Pension Funds (KNUiFE) to close down the fund operating under the same name. This decision is expected in 2004.

The statutory minimum liquidation term stipulated under the German law equals one year from the date of receipt of the last notice concerning liquidation of the company expires in December 2004 for Polorbis Reiseunternehmen GmbH. Thus, this term sets the final date of its liquidation and deletion from the commercial register.

15. Plan of Hotel Affiliation With Accor Brands

The terms and conditions of affiliating Orbis S.A. hotels with the Accor hotel network have been set down in the General Franchising Agreement (Agreement) concluded on July 26, 2000, by and between Orbis S.A. and Accor Polska Sp. z o.o. The above-mentioned terms and conditions, the list of Orbis hotels to be integrated with the Accor hotel networks and the affiliation time schedule have been presented in detail in the Report of the Management Board on Orbis S.A. Operations in 2001. The list covered 29 hotels belonging to the Orbis network, including 5 hotels operating under the Novotel brand at the time the Agreement was signed (in Warsaw, Gdańsk, Olsztyn, Poznań and Wrocław - 686 rooms in general). The parties to the Agreement did not determine a fixed schedule of introducing the hotels, but agreed that Orbis hotels will enter the network in a systematic manner, depending on their operational and technical capabilities. In any event, the decision to include a hotel in any given network requires that the parties enter conclude an Amending Annex. The Parties also provided for a possibility to alter the list of hotels and stipulated that other Orbis hotels may be included, by way of an Affiliating Annex, to the program of re-branding Orbis hotels into one of the Accor hotel brands.

In accordance with the above terms and conditions, 13 Orbis hotels have been affiliated with the Accor network in 2001 and additional 133 rooms due to extension of the Novotel Airport hotel in Warsaw. In 2002, only one new hotel joined the Accor network. At the same time, by virtue of a decision of the Orbis S.A. Management Board the Sofitel hotel in Kraków (operating in the Accor network since January 1, 2001), stopped its operations on November 10, 2002, followed by its final close down as from December 31, 2002.

In 2003, according to the previous decision made by the Management Board of Orbis S.A. regarding postponing of the affiliation date of the hotel Helios in Toruń due to progressing of a comprehensive renovation programme of the public area, the hotel was affiliated under brand Mercure and it has started its operations since April 1, 2003 under new name: "Mercure Helios Toruń".

Thus, at the end of 2003 Orbis has 19 hotels operating under the Accor brands with 4 403 rooms (of which 14 hotels affiliated during the years 2001-2003 with 3 584 rooms and additional 133 rooms added in the Novotel Airport hotel in Warsaw). The following table presents in detail the above data.

Table 12 Implementation of the hotel affilation plan to Accor brands

Hotel	Location	ACCOR brand	Rebrand. date	Number of rooms	Number of hotels under ACCOR brand					Number of new rooms under ACCOR brand				
					2000	2001	2002	2003	2004	2000	2001	2002	2003	2004
~~Forum~~	~~Kraków~~	~~SOFITEL~~	~~2001-01~~	~~280~~		~~1~~					~~280~~			
Panorama	Wrocław	MERCURE Panorama	2001-01	152		1					152			
Continental	Kraków	NOVOTEL Bronowice	2001-04	304		1					304			
Victoria	Warszawa	SOFITEL Victoria	2001-04	331		1					331			
Patria	Częstochowa	MERCURE Patria	2001-07	102		1					102			
Hevelius	Gdańsk	MERCURE Hevelius	2001-07	281		1					281			
Marina	Gdańsk	NOVOTEL Marina	2001-07	177		1					177			
Novotel	Gdańsk	NOVOTEL Centrum	2000	150	1					150				
Jelenia Góra	Jelenia Góra	MERCURE Jelenia Góra	2001-07	188		1					188			
Warszawa	Katowice	NOVOTEL Rondo	2001-07	287		1					287			
Unia	Lublin	MERCURE Unia	2001-07	110		1					110			
Opole	Opole	MERCURE Opole	2001-07	103		1					103			
Merkury	Poznań	MERCURE	2001-07	228		1					228			
Poznań	Poznań	NOVOTEL Centrum	2001-07	480		1					480			
Novotel	Warszawa	NOVOTEL Airport	2001-07	278	1					145	133			
Novotel	Poznań	NOVOTEL Malta	2000	149	1					149				
Forum	Warszawa	NOVOTEL Centrum	2002-07	731			1					731		
Helios	Toruń	MERCURE Helios	2003-04	110				1					110	
Novotel	Wrocław	NOVOTEL	2000	145	1					145				
Novotel	Olsztyn	NOVOTEL	2000	97	1					97				
total				6 617	5	12	1	1	0	686	2 876	731	110	0
								Total:	19				Total new:	3 717
													Total:	4 403

16. Changes in the Balance of Fixed Assets

Two transactions involving the sale-purchase of property by Orbis S.A. took place in 2003. The first transaction involved the sale of the title to perpetual usufruct of undeveloped real property consisting of land with a total area of 708 square meters in Sosnowiec, at 5, Kresowa street, executed by virtue of the transaction dated January 17, 2003 (the value of the transaction equaled PLN 106 200), effected in accordance with the Resolution of the General Assembly of Shareholders no 14 dated June 27, 2002. The second transaction involved acquisition of the title to perpetual usufruct of undeveloped real property consisting of land with an area of 3 432 square meters located in Katowice, Różdzeńskiego street, by virtue of a transaction dated November 27, 2003 (the value of the transaction equaled PLN 314 000), pursuant to a Resolution no 9 of the General Assembly of Shareholders dated June 26, 2003.

17. Insurance

Orbis S.A. is covered by the following insurance policies:

- Property insurance, loss of profit insurance, for a period of 1 year from June 1, 2003, to May 31, 2004, in Towarzystwo Ubezpieczeń Ogólnych S.A. Commercial Union Polska and AIG Polska Towarzystwo Ubezpieczeń S.A. acting as the co-insurer. The policy was purchased in June 2003 which was confirmed by the insurance broker Marsh Sp. z o.o.;
- Civil Liability Insurance of hotels and non-hotel facilities for a period from June 1, 2003, till May 31, 2004, in TUiR Warta S.A.;
- Civil Liability Insurance of the members of the Management Board and Supervisory Board for the period from January 1, 2003, till December 31, 2003.

18. Corporate Governance

The Management Board of Orbis S.A. herby fulfills the reporting obligation imposed by the § 22a of the Warsaw Stock Exchange Rules and files a statement concerning compliance with the principles of corporate governance by the Company.

	PRINCIPLE	YES/ NO	ORBIS S.A. COMMENTS
	GENERAL PRINCIPLES		
I.	**Objective of the Company** The basic objective of operations of a company's authorities is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	YES	
II.	**Majority Rule and Protection of Minority** A joint-stock company is a capital venture, and, therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributed bigger capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by the law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	YES	*The Orbis S.A. Supervisory Board is composed of ten members: seven representatives of shareholders elected by the General Assembly of Shareholders, including two persons elected by voting groups, and three employees of the company elected on the basis of the Act of August 30, 1996, on Commercialization and Privatization as well as by virtue of the Company's Statutes adopted in consequence of the said Act. No majority shareholder can be distinguished in the Company's shareholding structure. Orbis S.A. also adheres to the principle of proportionality of profits and losses. The dividend was paid to the shareholders for the years 2001 and 2002.*
III.	**Honest Intentions and No-Abuse of Rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set and, thus, constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be	YES	*In practice, the functioning of the Company's governing bodies is based on the principle of respecting the legal institutions and justified interest of individual shareholders of the Company. The Company's governing bodies declared their intent to adhere to this principle.*

	protected against abuse by the minority of its rights, thus, ensuring the best protection of equitable interests of the shareholders and other market participants.		
IV.	**Court Control** The company's authorities and persons chairing a general meeting cannot decide on issues which should be resolved by court judgments. This does not apply to activities which are within the powers of the company's authorities and persons chairing general meetings or which they are obliged to undertake by force of law.	YES	*The Company's governing bodies and persons chairing the General Assembly of Shareholders shall act within the limits of their powers defined by the law and shall refrain from actions which should be performed by court authorities. In addition, compliance with this principle has been reinforced by a relevant clause in the Bye-Laws of the General Assembly of Shareholders.*
V.	**Independent Opinions Ordered by the Company** When choosing an entity which is to provide expert services, including, in particular, the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	YES	
BEST PRACTICES OF THE GENERAL ASSEMBLY OF SHAREHOLDERS			
1.	A general meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	YES	
2.	A request for convening a general meeting and placing certain issues on its agenda, made by parties entitled to do that, should be justified. Draft resolutions proposed to be adopted by the general meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the supervisory board prior to the general meeting, in advance so as to allow them to review and evaluate the same.	YES	
3.	The general meeting convened at the request of shareholders should be held on a date given in the request, and if this date cannot be kept, on the closest date which will allow the general meeting to settle the issues placed on its agenda.	YES	
4.	A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a general meeting may be cancelled if its holding is hindered (force majeure) or	YES	

	is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the general meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.		
5.	In order for a representative of a shareholder to participate in a general meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a general meeting is in conformity with the law and does not require any additional confirmations and acknowledgement unless its authenticity or validity *prima facie* raises doubts of the company's management board (upon drawing-up the attendance list) or the chairman of the general meeting.	YES	
6.	The general meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections, including elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent general meeting.	YES	
7.	A person opening the general meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	YES	
8.	The chairman of the general meeting ensures an efficient conduct of the meeting and observance of the rights and interests of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	YES	
9.	A general meeting should be attended by members of the supervisory board and the management board. An expert auditor should be present at an annual general meeting and at an extraordinary general meeting if financial matters of the company are to be discussed thereat.	YES	*According to the Rules of the Supervisory Board and the Rules of the Management Board, members of the Supervisory Board and the Management Board of the Company participate in the General Assemblies of Shareholders.* *In case of the Supervisory Board, its representatives, appointed from amongst its members, with due regard to the nature of the issues discussed at the Assembly shall be present at the General Assembly of Shareholders.*

			According to the Rules of the Management Board the President of the Management Board and members of the Management Board relevant from a point of view of division of powers and the scope of matters to be discussed at the General Assembly shall be present each time at the General Assembly of the Company's Shareholders. *A clause imposing upon the licensed auditor the obligation to be present during General Assemblies of Shareholders, if financial matters of the company are to be discussed thereat, will be incorporated each time into the agreement with the entity providing the services of a licensed auditor.*
10.	Members of the supervisory board and the management board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the general meeting, provide the participants of the meeting with explanations and information concerning the company.	YES	
11.	All answers provided by the management board to the questions posed by the general meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	YES	
12.	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	YES	
13.	Voting on issues placed on the agenda may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	NO	Provisions of the Code of Commercial Partnerships and Companies do not contain a precise definition of the notion of „procedural matters" and article 404 allows for the adoption of resolutions on procedural matters even if they were not included on the agenda. However, the contents of Principle 13 restrict the catalogue of motions on procedural matters that may be submitted in the course of debates of the General Assembly. *In the Company's opinion, in practice the emergence of a procedural (formal) matter that may go beyond the substantive scope of Principle no 13, cannot be excluded. This is one of the reasons why the enumeration of procedural (formal) matters in the Rules of the Debates of the General Assembly is of exemplary nature.*
14.	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be	NO	*The clauses of the Bye-Laws of the General Assembly of Shareholders*

	accompanied by a detailed justification. The general meeting cannot adopt resolutions to remove an item from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.		*provide that all the maters placed on the agenda should be discussed at the General Assembly.* *A resolution of the General Assembly of Shareholders not to consider an issue placed on the agenda may be adopted only if it is supported by sound and valid reasons. A motion in this respect should be accompanied by a detailed justification.* *In the Company's opinion the unconditioned prohibition of removing an item from the agenda placed at the request of the shareholders goes too far. There may happen the circumstances, when a motion of a shareholder to place a particular matter on the General Assembly agenda is not justified or the shareholder ceased supporting it and in this case it is in the interest of the shareholders and the Company not to consider such a motion. With respect to the above the Company cannot declare to follow in practice this part of the Rule no 14.*
15.	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	YES	
16.	Due to the fact that the Code of Commercial Companies does not provide for court control in the event where a resolution is not adopted by the general meeting, the management board or the chairman of the meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, have the possibility of challenging the same; provided that he is entitled to do so.	NO	*The text of resolutions adopted by the General Assembly is decided by the Company's shareholders who have the right to submit amendments or present their own draft resolutions. In practice, it is difficult to formulate each resolution to be adopted in a manner compliant with the contents of the said rule. There exist a wide category of issues where the result in the form of a lack of a resolution in case the required majority of votes is not achieved is natural. This can be exemplified by a resolution concerning the dismissal of a member of the Supervisory Board. As a consequence, in certain cases observance of that principle may lead to a situation where a draft of a resolution distorts the substance of a solution subjected to the General Assembly's decision, exclusively in order to enable the shareholders voting against to challenge the resolution.* *In the Company's opinion, the provisions of the Polish Code of Commercial Partnerships and Companies concerning the challenging of resolutions of the General Assembly are complete and properly protect the interests of shareholders who disagree with the essence of the solution being the subject matter of the resolution.* *It should be borne in mind that, in accordance with the provisions of the Polish Code of Commercial Partnerships and Companies, challenging of a decision may result in its annulment or invalidation. And therefore, the purposefulness of challenging resolutions that do not contain significant*

			contents, formulated predominantly to enable the challenging of these resolutions is doubtful. The above presented reasons substantiate the non-application by the Company of Principle No 16.
17.	At the request of a participant in the general meeting, his written statement is recorded in the minutes.	YES	

BEST PRACTICES OF THE SUPERVISORY BOARDS

18.	The supervisory board submits to the general meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual general meeting.	YES	*The Company's Supervisory Board acting in accordance with its Rules shall evaluate the situation of the Company after the end of each financial year, in particular, it shall evaluate the financial standing of the Company and its development perspectives. This evaluation is presented to the Annual (Ordinary) General Assembly of Shareholders.* *The Management Board of the Company shall include the contents of the Supervisory Board resolution containing the above-mentioned evaluation in the report announced to the public at least 8(eight) days prior to the date of the General Assembly. Due to the fact that according to the practice adopted in the Company the audit of the financial statements is conducted during the first quarter of the financial year, the above mentioned evaluation is not incorporated into the contents of the annual report.*
19.	A member of the supervisory board should have relevant education, professional and practical experience, be of high morale and be able to devote all time required to properly perform the function on the supervisory board. Candidates for members of the supervisory board should be presented and supported by reasons in sufficient detail to allow an educated choice.	NO	*Candidates for members of the Supervisory Board are put forward and their applicability justified in detail in a manner ensuring a premeditated election at the time of a General Assembly of Shareholders.* *It should, however, be borne in mind that in Principle no 19 imprecise and inaccurately formulated notions were applied, which allows for quite a wide and free interpretation. The application of that principle in practice and its implementation in the Company's internal regulations is, for the above presented reasons, to a large extent rendered difficult.* *In case of Supervisory Board members elected from amongst employees, their election is conducted by way of direct, secret and uniform vote. The result of the vote is binding upon the General Assembly.*
20.	(a) At least one-half of members of the supervisory board should be independent members. Independent members of the supervisory board should not have any	NO	*In accordance with the Statutes of Orbis SA, the Supervisory Board consists of 10 members. The Statutes of the Company provides for the*

	relations wit h the company and its shareholders or employees, which relations could have significant impact on the ability of the independent member to make impartial decisions. (b) Detailed criteria of independence should be laid down in the statutes of the company. (c) Without consent of at least one independent member of the supervisory board, no resolutions should be adopted on the following issues: - performances of any kind by the company and any entities associated with the company in favor of members of the management board; - consent to the execution by the company or its subsidiary of a key agreement with an entity associated with the company, member of the supervisory board or the management board, and with their associated entities; and - appointment of an expert auditor to audit the financial statements of the company. *The above rule may be implemented by the company on a date different than that for the remaining rules of the set, but no later than by the end of 2004.*		*employees' right (under the Act on Commercialization and Privatization of State-Owned Enterprises) to appoint three Supervisory Board members. This right is exercised in a separate voting, the results of such voting being binding on the General Shareholders Meeting. The remaining posts at the Supervisory Board are filled in the manner stipulated in the Statutes of the Company and the Commercial Company Code. At present, besides persons representing Orbis SA employees, the Supervisory Board also consists of two persons elected by shareholders by group voting. The Statutes of Orbis SA do not stipulate the independency criteria for Supervisory Board members.* *In the present situation, compliance by Orbis SA with Rule No. 20 would result in an impairment of the general rule of proportional protection of interests of each of Orbis SA's shareholders.*
21.	A supervisory board member should, most of all, bear in mind the interests of the company.	YES	
22.	Members of the supervisory board should take relevant actions in order to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on the risk related to the carried out business and ways of managing such risk.	YES	
23.	A supervisory board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	NO	*The text of Principle 23 does not define the notion of „conflict of interests". It is, therefore, understood by the Company as a wide notion, pertaining to various facets and relations, from which such a conflict may result. The Company is of the opinion that in the case where one of the shareholders is a so-called sectoral investor and there are members of the Supervisory Board who are related to that shareholder, the conflict of interests of a corporate nature arising out of that type of relations is of an immanent character. The same applies in the case of Orbis S.A. The existence of that type of conflicts of interest cannot, however, lead to the non participation of persons related to the investor in the works of the Supervisory Board.* *The Principle No 23 is adhered to in the Company in respect of conflict of interests of a personal character.* *The Principle No 23 cannot, however, be fully adhered to by the Company for the reasons stated above.*
24.	Information on personal, actual, and organizational connections of a supervisory board member with a given shareholder, and, in particular, with the majority shareholder, should be available to public. The company should have a procedure in place for obtaining information from members of the	NO	*After electing a given person as a member of the Orbis S.A. Supervisory Board, the Company conveys the information, in the form of a current stock exchange report, within the scope required by regulations governing the public trading in securities. Conveying information, as*

	supervisory board and for making it available to the public.		*recommended in Principle 24 is not – in the opinion of the Company Management Board – possible due to a too general and imprecise expressions concerning the relation between the member of the Supervisory Board and a shareholder.*
25.	Supervisory board meetings, save for issues which directly concern the management board or its members, and, in particular, removal, liability, and setting remuneration, should be accessible and open to members of the management board.	YES	
26.	A supervisory board member should enable the management board to present publicly and in appropriate manner information on the transfer or acquisition of the shares of the company or of its dominant company or a subsidiary, and of transactions with such companies, provided that such information is relevant for his financial standing.	NO	*Provisions of the Regulation of Council of Ministers on information obligations of Companies precisely specify information obligations in respect of transactions concluded by, among others, members of the Supervisory Board. However, in the contents of Principle 26, an imprecise and inaccurately defined expression was applied (the relevance of the transaction for the financial standing of a member of the Supervisory Board), which allows for wide and free interpretation. The application of this principle in practice and its implementation in Company's internal regulation is, for the above reasons, to a large extent rendered difficult.*
27.	Remuneration of members of the supervisory board should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of members of the management board. The aggregate remuneration of all members of the supervisory board should be disclosed in the annual report.	NO	*In accordance with the Company's internal regulations, the remuneration of members of the Supervisory Board is determined by shareholders by way of voting at the General Assembly. In the Management Board's opinion, in Principle 27 imprecisely and inaccurately defined expressions were applied which allows for quite a wide and free interpretation. Therefore, the application of this principle in practice and its implementation in the Company's internal regulations is to a large extent rendered difficult. The aggregate remuneration of all members of the Supervisory Board is disclosed in the annual report.*
28.	The supervisory board should operate in accordance with its by-laws which should be available to the public.	YES	
29.	The agenda of a supervisory board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the supervisory board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the supervisory board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between	NO	*Rules concerning the establishment of the agenda of the meeting of the Supervisory Board shall be defined in the Supervisory Board Rules, in accordance with which the invitation to the meeting along with the agenda is sent at least 7 days in advance, unless all the members of the Supervisory Board agree to shorten that period. This rule may be deviated from if all members of the Supervisory Board are present at the*

	a supervisory board member and the company.		*meeting and grant their consent for the adoption of important resolutions. In the Management Board's opinion, the term "changes" in the agenda may also be interpreted as lack of opportunity to give op the consideration of a particular item on the agenda which, in certain cases, could hamper the functioning of the Supervisory Board.* *On the other hand, a very general statement concerning the necessity to take actions to protect the Company against damage, allows for a far too free interpretation of such a situation and may in practice lead to disputes connected with the proper understanding of contents of Principle no 29.*
30.	A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit to the supervisory board detailed reports on the performance of his task.	NO	*Supervisory tasks performed by a member of the Supervisory Board, referred to in Principle 30, cannot replace the supervisory duties vested in the Supervisory Board. Provisions of the Code of Commercial Partnerships and Companies empower particularly a member of the Supervisory Board delegated to exercise permanent supervision to participate in the meetings of the Management Board in the advisory capacity. The Code does not contain any provisions concerning the obligation to report on the performance of tasks by members of the Supervisory Board. The regulation, as proposed in Principle no 30, may in practice lead to the assessment – by the Supervisory Board - of the supervision exercised by a delegated member. It seems that in accordance with the provisions of the Code of Commercial Partnerships and Companies, such an assessment may be made exclusively by shareholders who have designated that member of the Supervisory Board to exercise individual supervision. There is no precise definition of how the term "precise nature of reports" should be understood.* *Consequently, the application of that principle may lead to doubts as to the scope of responsibilities of a delegated person and the manner of exercising the supervision.*
31.	A supervisory board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and, in particular, if it could hinder the timely adoption of an important resolution.	YES	
	BEST PRACTICES OF THE MANAGEMENT BOARDS		
32.	Bearing in mind the interest of the company, the management board sets forth		

	the strategy and the main objects of the company's operations, and submits them to the supervisory board. The management board is liable for the implementation and performance of the same. The management board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with the legal regulations and best practice.	YES	
33.	While making decisions on corporate issues, members of the management board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the management board, should be taken into account in a given case in view of the company's interest. While determining the interest of the company, one should keep in mind the justified in long-term perspective interests of the shareholders, creditors, employees of the company and other entities and persons cooperating with the company, as well as the interests of local community.	YES	
34.	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the management board should act with utmost care to ensure that the transactions are at arms' length.	YES	
35.	A management board member should display full loyalty towards the company and avoid actions which could lead to implementing exclusively own material interest. If a management board member receives information on the possibility of making an investment or another advantageous transaction concerning the objects of the company, he should present such information immediately to the management board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the management board and only when this does not infringe the company's interest.	YES	*Members of the Management Board display full loyalty towards the company and avoid actions which could lead to implementing exclusively their own material interest, as confirmed in a declaration of the Management Board members thereon.*
36.	A management board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	YES	*The preset members of the Company's Management Board declared their intention to comply with this principle. Abandonment of this principle may take place only under special circumstances, justified by a personal situation of a given Management Board member.*
37.	Management board members should inform the supervisory board of each conflict of interest in connection with the performed function or of the risk of such conflict.	YES	*According to the Rules of the Management Board, Management Board members are obligated to inform the Supervisory Board through the President of the Management Board of each and any conflict of interest in connection with the performed function or of the risk of such conflict.*

38.	The remuneration of management board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be in reasonable relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	YES	*Members of the Management Board shall collect their remuneration according to the terms and in the amount determined by the Supervisory Board.*
39.	The aggregate remuneration of all members of the management board should be disclosed and itemized in the annual report. If the amount of remuneration of individual members of the management board significantly differs, it is recommended that a relevant explanation be published.	YES	
40.	The management board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	YES	

BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND EXTERNAL INSTITUTIONS

41.	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	YES	*The Company applies a general procedure aimed at ensuring independence of external contractors performing certain services for the Company, including the services of a licensed auditor.* *The entity providing the services of a licensed auditor shall file a declaration that it complies with the statutory criteria of impartiality and independence prior to commenting the audit of the Company's financial statements and after the end of such audit.* *Moreover, the Company adheres to a principle whereby the entity providing the services of a licensed auditor may not provide the other services to the Company, unless a proper governing body of the Company grants its consent.*
42.	In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.	YES	
43.	The expert auditor should be selected by the supervisory board or general meeting of the company, upon receiving recommendations from the supervisory board.	YES	*According to the provisions of the Company's Statutes, the powers of the Supervisory Board include the selection of the entity to perform the services of a licensed auditor.*

44.	An auditor auditing annual accounts of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	YES	
45.	A company should acquire its own shares in such a way that no group of shareholders be privileged.	YES	*So far the Company did not acquire its own shares.* *The Management Board of the Company declares that in case such transaction was to be effected, it shall undertake all efforts to ensure that no shareholder group is privileged.*
46.	The statutes of the company, its basic internal regulations, information and documents related to general meetings, and the financial statements should be made available in the registered office of the company and on its website.	YES	*The following documents are available at the WWW site www.orbis.pl : the Statutes, the Rules of the Management Board and the Supervisory Board, resolutions of the General Assembly of Shareholders, information concerning the business profile of the Company and of the Orbis Group, the Company's governing bodies, shareholding structure, current reports and stock exchange reports.*
47.	The Company should have proper media relations procedures and regulations and an information policy, ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operation and business, standing, and enable their presence at general meetings.	YES	*The Company drafted the principles of its relations with the press & media and principles of conducting the information policy.* *Applying these principles, the Management Board of the Company (and its press spokesperson) ensure that the representatives of the press&media are supplied with reliable information concerning the current operations of the Company, its business standing, however, subject to a reservation that the reporting obligations of a public company are performed in a manner provided for in the provisions of the Law on Public Trading in Securities.* *According to the Bye-Laws of the General Assembly of Shareholders, representatives of the press&media may participate in the sessions of the General Assembly of Shareholders. However, in the justified cases their presence during the entire session of the General Assembly of Shareholders or during its part may be excluded by the General Assembly of Shareholders.*
48.	In its annual report, a company should make public its statement on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	YES	